As Filed with the Securities and Exchange Commission on June 27, 1997
                                        Registration No.  333-29811
                                                          811-08269

============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                 Pre-Effective Amendment No.  1              [X]


                 Post-Effective Amendment No.                [ ]

                                 and/or

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                Amendment No.   1                           [X]


                              Variable Account  J
                           (Exact Name of Registrant)

                    Liberty Life Assurance Company of Boston
                              (Name of Depositor)

               175 Berkeley Street,  Boston, Massachusetts 02117
        (Address of Depositor's Principal Executive Offices)  (Zip Code)

        Depositor's Telephone Number, including Area Code:  617-357-9500

                              Lee W. Rabkin, Esq.
                    Liberty Life Assurance Company of Boston
                              175 Berkeley Street
                                Boston, MA 02117
                    (Name and Address of Agent for Service)

                                 Copies to:
     James J. Klopper, Esq.                 Joan E. Boros, Esq.
     Keyport Life Insurance Company   and   Katten Muchin & Zavis
     125  High  Street, 13th Floor          1025 Thomas Jefferson  Street, N.W.
     Boston, MA 02110                       Washington, DC 20007

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.


It is proposed that this filing will become effective:
( ) immediately upon filing pursuant to paragraph (b) of Rule 485
( ) on [date] pursuant to paragraph (b) of Rule 485
( ) 60 days after filing pursuant to paragraph (a)(1) of Rule 485
( ) on [date] pursuant to paragraph (a)(1) of Rule 485

Registrant has registered an indefinite number or amount of securities under the Securities Act of 1933 pursuant to Investment Company Act Rule 24f-2. The Rule 24f-2 Notice for the Registrant's most recent fiscal year will be filed on or about February 28, 1998.

=============================================================================


Exhibit List on Page ____

                       CONTENTS OF REGISTRATION STATEMENT

                                The Facing Sheet

                               The Contents Page

                             Cross-Reference Sheet


                                     PART A

                                   Prospectus


                                     PART B

                      Statement of Additional Information


                                     PART C

                                 Items 24 - 32

                                 The Signatures

                                    Exhibits

                               VARIABLE ACCOUNT J

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                       CROSS REFERENCE TO ITEMS REQUIRED
                                  BY FORM N-4

N-4 Item       Caption in Prospectus

 1.            Cover Page
 2.            Glossary of Special Terms
 3.            Summary of Expenses
 4.            Performance Information
 5.            Liberty Life and the Variable Account
               Eligible Funds
 6.            Deductions
 7.            Allocations of Purchase Payments
               Transfer of Variable Account Value
               Substitution of Eligible Funds and Other Variable Account
                  Changes
               Modification of the Certificate
               Death Provisions for Non-Qualified Certificates
               Death Provisions for Qualified Certificates
               Certificate Ownership
               Assignment
               Partial Withdrawals and Surrender
               Annuity Benefits
               Suspension of Payments
               Inquiries by Certificate Owners
 8.            Annuity Provisions
 9.            Death Provisions for Non-Qualified Certificates
               Death Provisions for Qualified Certificates
               Annuity Options
10.            Purchase Payments and Applications
               Variable Account Value
               Valuation Periods
               Net Investment Factor
               Sales of the Certificates
11.            Partial Withdrawals and Surrender
               Option A:  Income For a Fixed Number of Years
               Right to Revoke
12.            Tax Status
13.            Legal Proceedings
14.            Table of Contents - Statement of Additional Information

                    Caption in Statement of Additional Information

15.            Cover Page
16.            Table of Contents
17.            Liberty Life Assurance Company of Boston
18.            Safekeeping of Assets, Experts
19.            Not applicable
20.            Principal Underwriter
21.            Investment Performance
22.            Variable Annuity Benefits
23.            Financial Statements

                                     PART A

                        July 11, 1997 Prospectus for





                                  NEW YORK
                      MANNING & NAPIER VARIABLE ANNUITY




                  Including Eligible Fund Prospectuses for

                   MANNING & NAPIER INSURANCE FUND, INC.:

                 Manning & Napier Moderate Growth Portfolio
                      Manning & Napier Growth Portfolio
                 Manning & Napier Maximum Horizon Portfolio
                    Manning & Napier Small Cap Portfolio
                      Manning & Napier Equity Portfolio
                       Manning & Napier Bond Portfolio

                     STEINROE VARIABLE INVESTMENT TRUST:

                              Cash Income Fund

                               Distributed by:

                      Keyport Financial Services Corp.
                   125 High Street, Boston, MA 02110-2712

                                 Issued by:
                  Liberty Life Assurance Company of Boston
                    175 Berkeley Street, Boston, MA 02117

                                 Offered by:

                       Manning & Napier Advisors, Inc.
                              1100 Chase Square
                          Rochester, NY 14604-1999
                    Sales/Service Hotline (800) 466-3863

                         Liberty Life Service Office
                   125 High Street, Boston, MA 02110-2712



[ ] Yes. I would like to receive the New York Manning & Napier Variable Annuity Statement of Additional Information.

[ ] Yes. I would like to receive the Manning & Napier Insurance Fund, Inc. Statement of Additional Information.

[ ] Yes. I would like to receive the SteinRoe Variable Investment Trust Statement of Additional Information.


Name

Address

City, State Zip

                             BUSINESS REPLY MAIL
                FIRST CLASS MAIL  PERMIT NO. 6719  BOSTON, MA
                      POSTAGE WILL BE PAID BY ADDRESSEE

                         LIBERTY LIFE SERVICE OFFICE
                               125 HIGH STREET
                            BOSTON, MA 02110-9773

NO POSTAGE
NECESSARY
IF MAILED
IN THE
UNITED STATES.

                       GROUP FLEXIBLE PURCHASE PAYMENT
                     DEFERRED VARIABLE ANNUITY CONTRACT
                                  ISSUED BY
                             Variable Account J
                                     OF
                  LIBERTY LIFE ASSURANCE COMPANY OF BOSTON


This Prospectus offers Group Variable Annuity Contracts (the "Contracts") and the related Certificates (the "Certificates") that are designed to fund benefits under certain group arrangements including those that qualify for special tax treatment under the Internal Revenue Code of 1986 (the "Code"). As required by certain states, the Contracts may be offered as individual contracts. Unless otherwise noted or the context so requires all references to the Certificates include the Contracts and the individual Certificates. The Certificates are offered on a flexible payment basis.

The variable annuity Contract (form number DVA(1)NY) and the Certificates described in this prospectus provide for accumulation of Certificate Values on a variable basis and payments of periodic annuity payments on a variable or a fixed basis. The Certificates are designed for use by individuals for retirement planning purposes.

This Prospectus generally describes the variable features of the Certificate. Purchase Payments will be allocated to a segregated investment account of Liberty Life Assurance Company of Boston ("Liberty Life"), designated Variable Account J ("Variable Account").

The Variable Account invests in shares of the following Eligible Funds of Manning & Napier Insurance Fund, Inc. ("Manning & Napier Insurance Fund") at their net asset value: Manning & Napier Moderate Growth Portfolio ("MNMGP"), Manning & Napier Growth Portfolio ("MNGP"), Manning & Napier Maximum Horizon Portfolio ("MNMHP"), Manning & Napier Small Cap Portfolio ("MNSCP"), Manning & Napier Equity Portfolio ("MNEP"), and Manning & Napier Bond Portfolio ("MNBP"). The Variable Account also invests in shares of the following Eligible Fund of SteinRoe Variable Investment Trust ("SteinRoe Trust") at its net asset value: Cash Income Fund ("CIF").

The Variable Account may offer other forms of the contracts and certificates that have features, fees and charges which vary from the Certificates, and that provide for investment in other Sub-accounts which invest in different or additional mutual funds. Other contracts and certificates will be described in separate prospectuses and statements of additional information.

A Statement of Additional Information dated the same as this prospectus has been filed with the Securities and Exchange Commission and is herein incorporated by reference. It is available, at no charge, by writing the Principal Underwriter, Keyport Financial Services Corp. at 125 High Street, Boston, MA 02110, by calling (800) 437-4466, or by returning the postcard on the back cover of this prospectus. It may also be obtained by writing Manning & Napier Insurance Fund, Inc. at P.O. Box 40610, Rochester, New York 14604, or calling (800) 466-3863. A table of contents for the Statement of Additional Information is on Page 17.

The Contract and Certificates: are not insured by the FDIC; are not a deposit or other obligation of, or guaranteed by, the depository institution; and are subject to investment risks, including the possible loss of principal amount invested.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SETS FORTH THE INFORMATION A PROSPECTIVE INVESTOR SHOULD KNOW BEFORE INVESTING. THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED BY LIBERTY LIFE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THIS OFFERING, AND IF GIVEN OR MADE, SUCH UNAUTHORIZED INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON.


                The date of this prospectus is July 11, 1997

                              TABLE OF CONTENTS
                                                               Page

Glossary of Special Terms                                         3
Summary of Expenses                                               4
Synopsis                                                          5
Performance Information                                           5
Liberty Life and the Variable Account                             6
Purchase Payments and Applications                                6
Investments of the Variable Account                               7
     Allocations of Purchase Payments                             7
     Eligible Funds                                               7
     Transfer of Variable Account Value                           8
     Substitution of Eligible Funds and Other
      Variable Account Changes                                    9
Deductions                                                        9
     Deductions for Certificate Maintenance Charge                9
     Deductions for Mortality and Expense Risk Charge            10
     Deductions for Transfers of Variable Account Value          10
     Deductions for Premium Taxes                                10
     Deductions for Income Taxes                                 10
     Total Variable Account Expenses                             10
Other Services                                                   11
The Certificates                                                 10
     Variable Account Value                                      10
     Valuation Periods                                           11
     Net Investment Factor                                       11
     Modification of the Certificate                             11
     Right to Revoke                                             11
Death Provisions for Non-Qualified Certificates                  11
Death Provisions for Qualified Certificates                      12
Certificate Ownership                                            12
Assignment                                                       13
Partial Withdrawals and Surrender                                13
Annuity Provisions                                               13
     Annuity Benefits                                            13
     Income Date and Annuity Option                              13
     Change in Income Date and Annuity Option                    13
     Annuity Options                                             13
     Variable Annuity Payment Values                             14
     Proof of Age, Sex, and Survival of Annuitant                14
Suspension of Payments                                           14
Tax Status                                                       15
     Introduction                                                15
     Taxation of Annuities in General                            15
     Qualified Plans                                             16
     Individual Retirement Annuities                             16
Variable Account Voting Privileges                               16
Sales of the Certificates                                        17
Legal Proceedings                                                17
Inquiries by Certificate Owners                                  17
Table of Contents_Statement of Additional Information            17
Appendix A_Telephone Instructions                                18

                          GLOSSARY OF SPECIAL TERMS

Accumulation Unit: An accounting unit of measure used to calculate Variable Account Value.


Annuitant: The Annuitant is the natural person to whom any annuity payments will be made starting on the Income Date. The Annuitant may not be over age 80 on the Issue Date (age 75 for Qualified Certificates).


Certificate Anniversary: The same month and day as the Certificate Date in each subsequent year of the Certificate.


Certificate Date: The effective date of the Certificate; it is shown on Page 3 of the Certificate Schedule.

Certificate Owner: The person (or persons in the case of joint ownership) who possesses all the ownership rights under the Certificate. The primary Certificate Owner may not be over age 80 on the Issue Date (age 75 for Qualified Contracts and age 85 for a joint Owner).

Certificate Value: The Variable Account Value.

Certificate Withdrawal Value: The Certificate Value less any premium taxes and Certificate Maintenance Charge.


Certificate Year: Any period of 12 months commencing with the Certificate Date and each Certificate Anniversary thereafter shall be a Certificate Year.

Designated Beneficiary: The person who may be entitled to receive benefits following the death of the Annuitant, Certificate Owner, or joint Certificate Owner. The Designated Beneficiary will be the first person among the following who is alive on the date of death: primary Certificate Owner; joint Certificate Owner; primary beneficiary; contingent beneficiary; and if none of the above is alive, the primary Certificate Owner's estate. If the primary Certificate Owner and joint Certificate Owner are both alive, they will be the Designated Beneficiary together.

Eligible Funds: The mutual funds that are eligible investments for the Variable Account under the Certificates.

In Force: The status of the Certificate before the Income Date so long as it is not totally surrendered, the Certificate Value under a Certificate does not go to zero, and there has not been a death of the Annuitant or any Certificate Owner that will cause the Certificate to end within at most five years of the date of death.

Income Date: The date on which annuity payments are to begin.

Non-Qualified   Certificate: Any  Certificate that  is  not  issued  under  a
Qualified Plan.


Office: Liberty Life's Service Office, which is 125 High Street, Boston, Massachusetts 02110.


Qualified  Certificate:  Certificates issued under Qualified Plans.


Qualified  Plan: A retirement plan established pursuant to the provisions  of
Section 408(b) of the Internal Revenue Code.

Variable Account: A separate investment account of Liberty Life into which Purchase Payments under the Certificates may be allocated. The Variable Account is divided into Sub-Accounts ("Sub-Account") that correspond to the Eligible Funds in which they invest.


Variable Account Value: The value of all Variable Account amounts accumulated under the Certificate prior to the Income Date.


Written Request: A request written on a form satisfactory to Liberty Life, signed by the Certificate Owner and a disinterested witness, and filed at Liberty Life's Office.


                             SUMMARY OF EXPENSES


The expense summary format below, including the examples, was adopted by the Securities and Exchange Commission to assist the owner of a variable annuity certificate in understanding the transaction and operating expenses the owner will directly or indirectly bear under a certificate. The values reflect expenses of the Variable Account as well as the Eligible Funds under the Certificates. The expenses shown for the Eligible Funds and the examples should not be considered a representation of future expenses.

                   Certificate Owner Transaction Expenses


Sales Load Imposed on Purchases:                            0%

Maximum Contingent Deferred Sales Charge
(as a percentage of Purchase Payments):                     0%

Maximum Total Certificate Owner Transaction Expenses1
  (as a percentage of Purchase Payments):                   0%


Certificate Maintenance Charge                                   $35


                      Variable Account Annual Expenses
                   (as a percentage of average net assets)


Mortality and Expense Risk Charge:                          .35%
Total Variable Account Annual Expenses:                     .35%

Manning & Napier Insurance Fund and SteinRoe Trust Annual Expenses2 (as a percentage of average net assets)

                                                            Total
                                                       Fund Operating
                 Management             Other          Expenses (After
                    Fees              Expenses         Any Reimbursement)3
MNMGP               1.00%               .20%                1.20%
MNGP                1.00%               .20%                1.20%
MNMHP               1.00%               .20%                1.20%
MNSCP               1.00%               .20%                1.20%
MNEP                1.00%               .20%                1.20%
MNBP                .50%                .35%                 .85%
CIF                 .50%                .15%                 .65%

THE ABOVE EXPENSES FOR THE ELIGIBLE FUNDS WERE PROVIDED BY MANNING & NAPIER INSURANCE FUND AND STEINROE TRUST. LIBERTY LIFE HAS NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

Example _ Assuming surrender or annuitization of the Certificate at the end of the periods shown4 or that the Certificate stays in force through the periods shown.


A $1,000 investment in each Sub-Account listed would be subject to the expenses shown, assuming 5% annual return on assets.

Sub-Account         1 Year         3 Years        5 Years        10 Years

MNMGP               $16            $53            $96            $237
MNGP                 16             53             96             237
MNMHP                16             53             96             237
MNSCP                16             53             96             237
MNEP                 16             53             96             237
MNBP                 13             42             76             189
CIF                  11             36             65             161

1Liberty Life reserves the right to impose a transfer fee after prior notice to Certificate Owners, but currently does not impose any charge. Premium taxes are not shown. Liberty Life deducts the amount of premium taxes, if any, when paid unless Liberty Life elects to defer such deduction.

2All Manning & Napier Insurance Fund and SteinRoe Trust expenses are for 1996. The Manning & Napier Insurance Fund expenses reflect the manager's agreement to reimburse expenses above certain limits (see footnote 3).

3The managers of Manning & Napier Insurance Fund and SteinRoe Trust have agreed to reimburse all expenses, including management fees, in excess of the following percentage of the average annual net assets of each Eligible Fund, so long as such reimbursement would not result in the Eligible Fund's inability to qualify as a regulated investment company under the Internal Revenue Code: MNMGP 1.2%, MNGP 1.2%, MNMHP 1.2%, MNSCP 1.2%, MNEP 1.2%, MNBP
 .85%, CIF .65%. The Manning & Napier Insurance Fund manager's fee waiver and assumption of expenses agreement is voluntary and may be terminated at any
time.   The  SteinRoe Trust manager's fee waiver and assumption  of  expenses agreement is effective until April 30, 1998. The SteinRoe Trust's manager was
not  required  to reimburse expenses as of the date of this Prospectus.   The
total percentages shown in the table for MNMHP, MNSCP, MNEP, MNGP, MNMGP, and MNBP are after expense reimbursement. In the absence of any expense reimbursement, each Fund's expenses in 1996 would have been 2.5%.

4The annuity is designed for retirement planning purposes. Surrenders prior to the Income Date are not consistent with the long-term purposes of the Certificate and the applicable tax laws.

The example should not be considered a representation of past or future expenses and charges of the Sub-Accounts. Actual expenses may be greater or less than those shown. Similarly, the assumed 5% annual rate of return is not an estimate or a guarantee of future investment performance. See "Deductions" in this Prospectus, "Management" in the prospectus for Manning & Napier Insurance Fund, and "How the Funds are Managed" in the prospectus for SteinRoe Trust.


                                  SYNOPSIS


The following Synopsis should be read in conjunction with the detailed information in this Prospectus and the Statement of Additional Information. Please refer to the Glossary of Special Terms for the meaning of certain defined terms. Variations from the information appearing in this Prospectus due to individual state requirements are described in supplements which are attached to this Prospectus, or in endorsements to the Certificates, as appropriate.

The Certificate allows Certificate Owners to allocate Purchase Payments to the Variable Account. The Variable Account is a separate investment account maintained by Liberty Life. Certificate Owners may allocate payments to, and receive annuity payments from the Variable Account. If the Certificate Owner allocates payments to the Variable Account, the accumulation values and annuity payments will fluctuate according to the investment experience of the Sub-Accounts chosen.

The Certificate permits Purchase Payments to be made on a flexible Purchase Payment basis. The minimum initial payment is $5,000. The minimum amount for each subsequent payment is $1,000 or such lesser amount as Liberty Life may permit from time to time. (See "Purchase Payments and Applications" on Page 6.)

There are no deductions made from Purchase Payments for sales charges at the time of purchase or upon surrender.

Liberty Life deducts a Mortality and Expense Risk Charge, which is equal on an annual basis to .35% of the average daily net asset values in the Variable Account attributable to the Contracts. (See "Deductions for Mortality and Expense Risk Charge" on Page 10.)

Liberty Life deducts an annual Contract Maintenance Charge (currently $35.00) from the Variable Account Value for administrative expenses. Prior to the Income Date, Liberty Life reserves the right to change this charge for future years. (See "Deductions for Certificate Maintenance Charge" on Page 9.)

Liberty Life reserves the right to deduct a charge of $25 for each transfer in excess of 12 per Certificate Year but currently does not do so. (See "Transfer of Variable Account Value" on Page 10.).

Premium taxes will be charged against the Certificate Value. Currently such premium taxes range from 0% to 5.0%. (See "Deductions for Premium Taxes" on Page 15.)

There are no federal income taxes on increases in the value of a Certificate until a distribution occurs, in the form of a lump sum payment, annuity payments, or the making of a gift or assignment of the Certificate. A federal penalty tax (currently 10%) may also apply. (See "Tax Status" on Page 15.)

The Certificate allows the Certificate Owner to revoke the Certificate generally within 10 days of delivery (see "Right to Revoke" on Page 11). Liberty Life will refund the Certificate Value as of the date the returned Certificate is received by Liberty Life, plus any sales charges previously deducted. The Certificate Owner thus will bear the investment risk during the revocation period.

The full financial statements for Liberty Life are in the Statement of Additional Information.


                           PERFORMANCE INFORMATION

The Variable Account may from time to time advertise certain performance information concerning its various Sub-Accounts.

This performance information is not intended to indicate either past performance under an actual Certificate or future performance.

The Sub-Accounts may advertise total return information for various periods of time. Total return performance information is based on the overall percentage change in value of a hypothetical investment in the specific Sub-Account over a given period of time.


Average annual total return information shows the average percentage change in the value of an investment in the Sub-Account from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied against the Sub-Account and a Certificate. Average total return does not take into account any premium taxes and would be lower if these taxes were included.


In order to calculate average annual total return, Liberty Life divides the change in value of a Sub-Account under a Certificate surrendered on a particular date by a hypothetical $1,000 investment in the Sub-Account made by the Certificate Owner at the beginning of the period illustrated. The resulting total rate for the period is then annualized to obtain the average annual percentage change during the period. Annualization assumes that the application of a single rate of return each year during the period will produce the ending value, taking into account the effect of compounding.

The Sub-Accounts may present additional total return information computed on a different basis.


The Sub-Accounts may present total return information calculated by dividing the change in a Sub-Account's Accumulation Unit value over a specified time period by the Accumulation Unit value of that Sub-Account at the beginning of the period. This computation results in a 12-month change rate or, for longer periods, a total rate for the period which Liberty Life annualizes in order to obtain the average annual percentage change in the Accumulation Unit value for that period. The change percentages do not take into account the Certificate Maintenance Charge and premium tax charges. The percentages would be lower if these charges were included.

The CIF Sub-Account is a money market Sub-Account that also may advertise yield and effective yield information. The yield of the Sub-Account refers to the income generated by an investment in the Sub-Account over a specifically identified 7-day period. This income is annualized by assuming that the amount of income generated by the investment during that week is generated each week over a 52-week period and is shown as a percentage. The yield reflects the deduction of all charges assessed against the Sub-Account and a Certificate but does not take into account premium tax charges. The yield would be lower if these charges were included.

The effective yield of the CIF Sub-Account is calculated in a similar manner but, when annualizing such yield, income earned by the Sub-Account is assumed to be reinvested. This compounding effect causes effective yield to be higher than yield.


                    LIBERTY LIFE AND THE VARIABLE ACCOUNT

Liberty Life Assurance Company of Boston was incorporated on September 17, 1963 as a stock life insurance company. Its executive and administrative offices are at 175 Berkeley Street, Boston, Massachusetts 02117.


Liberty Life writes individual life insurance on both a participating and a non-participating basis and group life and health insurance and individual and group annuity contracts on a non-participating basis. The variable annuity contracts described in this Prospectus are issued on a non-participating basis. Liberty Life is licensed to do business in all states and in the District of Columbia. However, the Contracts described in this Prospectus are currently offered only in New York. Liberty Life has been rated "A" by A.M. Best and Company, independent analysts of the insurance industry. The Best's A rating is in the second highest rating category, which also includes a lower rating of A-. Best's Ratings merely reflect Best's opinion as to the relative financial strength of Liberty Life and Liberty Life's ability to meet its contractual obligations to its policyholders. Even though assets in the Variable Account are held separately from Liberty Life's other assets, ratings of Liberty Life may still be relevant to Certificate Owners since not all of Liberty Life's contractual obligations relate to payments based on those segregated assets (e.g., see "Death Provisions" on pages 16-17 for Liberty Life's obligation after certain deaths to increase the Certificate Value if it is less than the guaranteed minimum death benefit amount).


Liberty Life is a wholly-owned subsidiary of Liberty Mutual Insurance Company and Liberty Mutual Fire Insurance Company. Liberty Mutual Insurance Company is a multi-line insurance and financial services institution.


The Variable Account was established by Liberty Life pursuant to the provisions of Massachusetts Law on June 2, 1997. The Variable Account meets the definition of "separate account" under the federal securities laws. The Variable Account was registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Such registration does not involve supervision of the management of the Variable Account or Liberty Life by the Securities and Exchange Commission.


Obligations under the Certificatess are the obligations of Liberty Life. Although the assets of the Variable Account are the property of Liberty Life, these assets are held separately from the other assets of Liberty Life and are not chargeable with liabilities arising out of any other business Liberty Life may conduct. Income, capital gains and/or capital losses, whether or not realized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to the income, capital gains, and/or capital losses arising out of any other business Liberty Life may conduct. Thus, Liberty Life does not guarantee the investment performance of the Variable Account. The Variable Account Value and the amount of variable annuity payments will vary with the investment performance of the investments in the Variable Account.

                     PURCHASE PAYMENTS AND APPLICATIONS


The initial Purchase Payment is due on the Certificate Date. The minimum initial Purchase Payment is $5,000. Additional Purchase Payments can be made at the Certificate Owner's option. Each subsequent Purchase Payment must be at least $1,000 or such lesser amount as Liberty Life may permit from time to time. Liberty Life may reject any Purchase Payment.


When the application for a Certificate is in good order and it calls for amounts to be allocated to the Variable Account, Liberty Life will apply the initial Purchase Payment to the Variable Account and credit the Certificate with Accumulation Units within two business days of receipt. If the application for a Certificate is not in good order, Liberty Life will attempt to get it in good order within five business days. If it is not complete at the end of this period, Liberty Life will inform the applicant of the reason for the delay and that the Purchase Payment will be returned immediately unless the applicant specifically consents to Liberty Life's keeping the Purchase Payment until the application is complete. Once the application is complete, the Purchase Payment will be applied within two business days of its completion. Liberty Life has reserved the right to reject any application.

Liberty Life confirms, in writing, to the Certificate Owner the allocation of all Purchase Payments and the re-allocation of values after any requested transfer. Liberty Life must be notified immediately by the Certificate Owner of any processing error.


Liberty Life will permit others to act on behalf of an applicant in certain instances, including the following two examples. First, Liberty Life will accept an application for a Certificate that contains a signature signed under a power of attorney if a copy of that power of attorney is submitted with the application. Second, if a Certificate is replacing an existing life insurance or annuity policy that was issued either by Liberty Life or an affiliated company, Liberty Life will issue a Certificate without having previously received a signed application from the applicant. Certain dealers or other authorized persons such as employers and Qualified Plan fiduciaries will inform Liberty Life of an applicant's answers to the questions in the application by telephone or by order ticket and cause the initial Purchase Payment to be paid to Liberty Life. If the information is in good order, Liberty Life will issue the Certificate with a copy of an application completed with that information. The Certificate will be delivered to the Certificate Owner with a letter from Liberty Life that will give the
Certificate Owner an opportunity to respond to Liberty Life if any of the application information is incorrect. Alternatively, Liberty Life's letter may request the Certificate Owner to confirm the correctness of the information by signing either a copy of the application or a Certificate delivery receipt that ratifies the application in all respects (in either case, a copy of the signed document would be returned to Liberty Life for its permanent records). All purchases are confirmed, in writing, to the applicant by Liberty Life. Liberty Life's liability under a Certificate extends only to amounts so confirmed.


                     INVESTMENTS OF THE VARIABLE ACCOUNT

Allocations of Purchase Payments


Purchase Payments applied to the Variable Account will be invested in one or more of the Eligible Fund Sub-Accounts designated as permissible investments in accordance with the selection made by the Certificate Owner in the application. Any selection must specify the percentage of the Purchase Payment that is allocated to each Sub-Account. The percentage for each Sub-Account, if not zero, must be at least 10% and must be a whole number. A Certificate Owner may change the allocation percentages without fee, penalty or other charge. Allocation changes must be made by Written Request unless the Certificate Owner has by Written Request authorized Liberty Life to accept telephone allocation instructions from the Certificate Owner or from a person acting for the Certificate Owner as an attorney-in-fact under a power of attorney. By authorizing Liberty Life to accept telephone changes, a Certificate Owner agrees to accept and be bound by the conditions and procedures established by Liberty Life from time to time. The current conditions and procedures are in Appendix A and Certificate Owners authorizing telephone allocation instructions will be notified, in advance, of any changes.


The  Variable  Account  is  segmented into  Sub-Accounts.   Each  Sub-Account
contains the shares of one of the Eligible Funds and such shares are purchased at net asset value. Eligible Funds and Sub-Accounts may be added or withdrawn as permitted by applicable law. The Sub-Accounts in the
Variable Account and the corresponding Eligible Funds currently are as follows:


Eligible Funds of Manning & Napier Insurance Fund      Sub-Accounts
Manning & Napier Moderate Growth Portfolio ("MNMGP")   MNMGP Sub-Account
Manning & Napier Growth Portfolio ("MNGP")             MNGP Sub-Account
Manning & Napier Maximum Horizon Portfolio ("MNMHP")   MNMHP Sub-Account
Manning & Napier Small Cap Portfolio ("MNSCP")         MNSCP Sub-Account
Manning & Napier Equity Portfolio ("MNEP")             MNEP Sub-Account
Manning & Napier Bond Portfolio ("MNBP")               MNBP Sub-Account

Eligible Fund of SteinRoe Trust                        Sub-Account
Cash Income Fund ("CIF")                               CIF Sub-Account


Eligible Funds


The Eligible Funds which are the permissible investments of the Variable Account are the separate funds of Manning & Napier Insurance Fund, the separate funds of SteinRoe Trust, and any other mutual funds with which Liberty Life and the Variable Account may enter into a participation agreement for the purpose of making such mutual funds available as Eligible Funds under certain Certificates.

Manning & Napier Insurance Fund is an open-end management investment company that offers separate series (Portfolios). Manning & Napier Advisors, Inc. ("Manning & Napier Advisors"), 1100 Chase Square, Rochester, New York 14604, acts as Manning & Napier Insurance Fund's investment adviser. Mr. William Manning controls the Advisor by virtue of his ownership of the securities of the Advisor. Manning & Napier Advisors also is generally responsible for supervision of the overall business affairs of Manning & Napier Insurance Fund, including supervision of service providers to the Fund and direction of Manning & Napier Advisors' directors, officers or employees who may be elected as officers of Manning & Napier Insurance Fund to serve as such.

Stein Roe & Farnham Incorporated ("Stein Roe"), One South Wacker Drive, Chicago, Illinois 60606, is the investment adviser for the Eligible Fund of SteinRoe Trust. In 1986, Stein Roe was organized and succeeded to the business of Stein Roe & Farnham, a partnership. Stein Roe is an affiliate of Liberty Life. Stein Roe and its predecessor have provided investment advisory and administrative services since 1932.

The investment objectives of the Eligible Funds are briefly described below. More detailed information, including investor considerations related to the risks of investing in a particular Eligible Fund, may be found in the current prospectus for that Fund. An investor should read that prospectus carefully before selecting a Sub-Account that invests in an Eligible Fund. The prospectus is available, at no charge, from a salesperson or by writing the Principal Underwriter, Keyport Financial Services Corp. at 125 High Street, Boston, MA 02110 or by calling (800) 437-4466.

Eligible Funds of Manning & Napier Insurance
Fund and Variable Account Sub-Accounts            Investment Objective

Manning & Napier Moderate Growth Portfolio
  (MNMGP Sub-Account)                             Seeks with equal emphasis
                                                  long-term growth and
                                                  preservation of capital.
Manning & Napier Growth Portfolio
  (MNGP Sub-Account)                              Seeks long-term growth of
                                                  capital. The secondary
                                                  objective is the
                                                  preservation of capital.
Manning & Napier Maximum Horizon Portfolio
  (MNMHP Sub-Account)                             Seeks to achieve the high
                                                  level of long-term
                                                  capital growth typically
                                                  associated with the stock
                                                  market.
Manning & Napier Small Cap Portfolio
  (MNSCP Sub-Account)                             Seeks to achieve long-term
                                                  growth of capital by
                                                  investing principally in
                                                  the equity securities of
                                                  small issuers.
Manning & Napier Equity Portfolio
  (MNEP Sub-Account)                              Seeks long-term growth of
                                                  capital.
Manning & Napier Bond Portfolio
  (MNBP Sub-Account)                              Seeks to maximize total
                                                  return in the form of
                                                  both income and capital
                                                  appreciation by investing
                                                  in fixed income
                                                  securities without regard
                                                  to maturity.

Eligible Fund of SteinRoe Trust and
Variable Account Sub-Account                      Investment Objective

Cash Income Fund (CIF Sub-Account)                Seeks to provide high
                                                  current income from
                                                  short-term money market
                                                  instruments while
                                                  emphasizing preservation
                                                  of capital and
                                                  maintaining excellent
                                                  liquidity.

There is no assurance that the Eligible Funds will achieve their stated objectives. The Manning & Napier Insurance Fund and SteinRoe Trust are funding vehicles for variable annuity contracts and variable life insurance policies offered by separate accounts of Liberty Life and of insurance companies affiliated and unaffiliated with Liberty Life. The risks involved in this "mixed and shared funding" are disclosed in the Manning & Napier Insurance Fund and in the SteinRoe Trust prospectuses under the captions "Sales And Redemptions" and "The Trust", respectively.


                     Transfer of Variable Account Value


Certificate Owners may transfer Variable Account Value from one Sub-Account to another Sub-Account.

The Certificate allows Liberty Life to charge a transfer fee and to limit the number of transfers that can be made in a specified time period. Certificate Owners should be aware that transfer limitations may prevent a Certificate Owner from making a transfer on the date he or she wants to, with the result that the Certificate Owner's future Certificate Value may be lower than it would have been had the transfer been made on the desired date. Currently, Liberty Life has no limit on the number or frequency of transfers and it is not charging a transfer fee, but reserves the right to charge $25 for each transfer in excess of 12 per Certificate Year. However, for transfers under different Certificates that are being requested under powers of attorney with a common attorney-in-fact or that are, in Liberty Life's determination, based on the recommendation of a common investment adviser or broker/dealer, there is a transfer limitation of one transfer every 30 days.

Currently, Liberty Life is limiting each transfer to a maximum of $500,000. All transfers requested for a Certificate on the same day will be treated as a single transfer and the total combined transfer amount will be subject to the $500,000 limitation. If the $500,000 limitation is exceeded, no amount of the transfer will be executed by Liberty Life.


In applying the $500,000 limitation, Liberty Life may treat as one transfer all transfers requested by a Certificate Owner for multiple Certificates he or she owns. If the $500,000 limitation is exceeded for multiple transfers requested on the same day that are treated as a single transfer, no amount of the transfer will be executed by Liberty Life.

In applying the $500,000 limitation to transfers requested by a common attorney-in-fact or investment adviser, Liberty Life will treat as one transfer all transfers requested under different Certificates that are being requested under powers of attorney with a common attorney-in-fact or that are, in Liberty Life's determination, based on the recommendation of a common investment adviser or broker/dealer. If the $500,000 limitation is exceeded for multiple transfers requested on the same day that are treated as a single transfer, no amount of the transfer will be executed by Liberty Life. If a transfer is executed under one Certificate and, within the next 30 days, a transfer request for another Certificate is determined by Liberty Life to be related to the executed transfer under this paragraph's rules, the transfer request will not be executed by Liberty Life. In order for it to be executed, it would need to be requested again after the 30 day period has expired and it, along with any other transfer requests that are collectively treated as a single transfer, would need to total less than $500,000.

Liberty Life's interest in applying these limitations is to protect the interests of both Certificate Owners who are not engaging in significant transfer activity and Certificate Owners who are engaging in such activity. Liberty Life has determined that the actions of Certificate Owners engaging in significant transfer activity among Sub-Accounts may cause an adverse effect on the performance of the Eligible Fund for the Sub-Account involved. The movement of Sub-Account values from one Sub-Account to another may prevent the appropriate Eligible Fund from taking advantage of investment opportunities because it must maintain a liquid position in order to handle redemptions. Such movement may also cause a substantial increase in Fund transaction costs which must be indirectly borne by Certificate Owners.


Certificate Owners will be notified, in advance, of the imposition of any transfer fee or of a change in the limitation on the number of transfers. The fee will not exceed the lesser of $25 and the cost of effecting a transfer.


Transfers must be made by Written Request unless the Certificate Owner has by Written Request authorized Liberty Life to accept telephone transfer requests from the Certificate Owner or from a person acting for the Certificate Owner as an attorney-in-fact under a power of attorney. By authorizing Liberty Life to accept telephone transfer instructions, a Certificate Owner agrees to accept and be bound by the conditions and procedures established by Liberty Life from time to time. The current conditions and procedures are in Appendix A and Certificate Owners authorizing telephone transfers will be notified, in advance, of any changes. Written transfer requests may be made by a person acting for the Certificate Owner as an attorney-in-fact under a power of attorney.

Transfer requests received by Liberty Life before the close of trading on the New York Stock Exchange (currently 4:00 PM Eastern Time) will be initiated at the close of business that day. Any requests received later will be initiated at the close of the next business day. Each request from a Certificate Owner to transfer value will be executed by both redeeming and acquiring Accumulation Units on the day Liberty Life initiates the transfer.

If 100% of any Sub-Account's value is transferred and the allocation formula for Purchase Payments includes that Sub-Account, then the allocation formula for future Purchase Payments will automatically change unless the Certificate Owner instructs otherwise. For example, if the allocation formula is 50% to Sub-Account A and 50% to Sub-Account B and all of Sub-Account A's value is transferred to Sub-Account B, the allocation formula will change to 100% to Sub-Account B unless the Certificate Owner instructs otherwise.

Substitution of Eligible Funds and Other Variable Account Changes

If the shares of any of the Eligible Funds should no longer be available for investment by the Variable Account or if in the judgment of Liberty Life's management further investment in such fund shares should become inappropriate in view of the purpose of the Certificate, Liberty Life may add or substitute shares of another Eligible Fund or of another mutual fund for Eligible Fund shares already purchased under the Certificate. No substitution of Fund shares in any Sub-Account may take place without prior approval of the Securities and Exchange Commission and notice to Certificate Owners, to the extent required by the Investment Company Act of 1940.

Liberty Life has also reserved the right, subject to compliance with the law as currently applicable or subsequently changed: (a) to operate the Variable Account in any form permitted under the Investment Company Act of 1940 or in any other form permitted by law; (b) to take any action necessary to comply with or obtain and continue any exemptions from the Investment Company Act of 1940 or to comply with any other applicable law; (c) to transfer any assets in any Sub-Account to another Sub-Account, or to one or more separate investment accounts, or to Liberty Life's general account; or to add, combine or remove Sub-Accounts in the Variable Account; and (d) to change the way Liberty Life assesses charges, so long as the aggregate amount is not increased beyond that currently charged to the Variable Account and the Eligible Funds in connection with the Certificates.

                                 DEDUCTIONS


Deductions for Certificate Maintenance Charge

Liberty Life has responsibility for all administration of the Certificates and the Variable Account. Liberty Life has contracted to an affiliate the actual day-to-day administration of the Certificates, for which it pays a fee. This administration includes, but is not limited to, preparation of the Certificates, maintenance of Certificate Owners' records, and all accounting, valuation, regulatory and reporting requirements. Liberty Life assesses a Certificate Maintenance Charge for such services during the accumulation and annuity payment periods. At the present time the Certificate Maintenance Charge is $35 per Certificate Year. PRIOR TO THE INCOME DATE THE CERTIFICATE MAINTENANCE CHARGE IS NOT GUARANTEED AND MAY BE CHANGED BY LIBERTY LIFE.


Prior to the Income Date, the full amount of the charge will be deducted from the Variable Account Value on each Certificate Anniversary and on the date of any total surrender not falling on the Certificate Anniversary. On the Income Date, a pro-rata portion of the charge due on the next Certificate Anniversary will be deducted from the Variable Account Value. This pro-rata charge covers the period from the prior Certificate Anniversary to the Income Date. For example, if the Income Date occurs 73 days after that prior anniversary, then one-fifth (i.e., 73 days/365 days) of the annual charge would be deducted on the Income Date. The charge will be deducted from each Sub-Account in the proportion that the value of each bears to the Variable Account Value.


Once annuity payments begin on the Income Date or once they begin after surrender benefits are applied under a settlement option, the yearly cost of the Certificate Maintenance Charge for a payee's annuity will be the same as the yearly amount in effect immediately before the annuity payments begin. Liberty Life may not later change the amount of the Certificate Maintenance Charge deducted from the annuity payments. The charge will be deducted on a pro-rata basis from each annuity payment. For example, if annuity payments are monthly, then one-twelfth of the annual charge will be deducted from each payment.


Deductions for Mortality and Expense Risk Charge


Although variable annuity payments made to Annuitants will vary in accordance with the investment performance of the investments of the Variable Account, they will not be affected by the mortality experience (death rate) of persons receiving such payments or of the general population. Liberty Life guarantees the Death Benefits described below (see "Death Benefit"). Liberty Life assumes an expense risk since the Certificate Maintenance Charge after the Income Date will stay the same and not be affected by variations in expenses.

To compensate it for assuming these mortality and expense risks, for each Valuation Period Liberty Life deducts from each Sub-Account a Mortality and Expense Risk Charge equal on an annual basis to .35% of the average daily net asset value of the Sub-Account. The charge is deducted during both the accumulation and annuity periods (i.e., both before and after the Income
Date). Less than the full charge will be deducted from Sub-Account values attributable to Certificates issued to employees of Liberty Life and other persons specified in "Sales of the Certificates".

Deductions for Transfers of Variable Account Value

The Certificate allows Liberty Life to charge a transfer fee. Currently no fee is being charged. Certificate Owners will be notified, in advance, of the imposition of any fee. The fee will not exceed the lesser of $25 and the cost of effecting a transfer.


Deductions for Premium Taxes


Liberty Life deducts the amount of any premium taxes levied by any state or governmental entity when paid unless Liberty Life elects to defer such deduction. It is not possible to describe precisely the amount of premium tax payable on any transaction involving the Certificate offered hereby. Such premium taxes depend, among other things, on the type of Certificate (Qualified or Non-Qualified), on the state of residence of the Certificate Owner, the state of residence of the Annuitant, the status of Liberty Life within such states, and the insurance tax laws of such states. For New York Certificates, the current premium tax rate is 0%.


Deductions for Income Taxes


Liberty Life will deduct from any amount payable under the Certificate any income taxes that a governmental authority requires Liberty Life to withhold with respect to that amount. See "Income Tax Withholding".

Total Variable Account Expenses

The Variable Account's total expenses in relation to the Certificate will be the Certificate Maintenance Charge and the Mortality and Expense Risk Charge.


The value of the assets in the Variable Account will reflect the value of Eligible Fund shares and therefore the deductions from and expenses paid out of the assets of the Eligible Funds. These deductions and expenses are described in the Eligible Fund prospectus.

                               OTHER SERVICES


The Program. Liberty Life offers the following investment related program which is available only prior to the Income Date: Systematic Withdrawal Program. This Program has its own requirements, as discussed below. Liberty Life reserves the right to terminate the Program.

If the Certificate Owner has submitted the required telephone authorization form, certain changes may be made by telephone. The current conditions and procedures are described in Appendix A.

Systematic Withdrawal Program. To the extent permitted by law, Liberty Life will make monthly, quarterly, semi-annual or annual distributions of a predetermined dollar amount to a Certificate Owner that has enrolled in the Systematic Withdrawal Program. Under the Program, all distributions will be made directly to the Certificate Owner and will be treated for federal tax purposes as any other withdrawal or distribution of Certificate Value. (See "Tax Status".) A Certificate Owner may specify the amount of each partial withdrawal, subject to a minimum of $100.

Unless the Certificate Owner specifies the Sub-Account or Sub-Accounts from which withdrawals of Certificate Value shall be made or if the amount in a specified Sub-Account is less than the predetermined amount, Liberty Life will make withdrawals under the Program from the Sub-Accounts in amounts proportionate to the amounts in the Sub-Accounts. All withdrawals under the Program will be effected by canceling the number of Accumulation Units equal in value to the amount to be distributed to the Certificate Owner.


                              THE CERTIFICATES

Variable Account Value

The Variable Account Value for a Certificate is the sum of the value of each Sub-Account to which values are allocated under a Certificate. The value of each Sub-Account is determined at any time by multiplying the number of Accumulation Units attributable to that Sub-Account by the Accumulation Unit value for that Sub-Account at the time of determination. The Accumulation Unit value is an accounting unit of measure used to determine the change in an Accumulation Unit's value from Valuation Period to Valuation Period.

Each Purchase Payment that is made results in additional Accumulation Units being credited to the Certificate and the appropriate Sub-Account thereunder. The number of additional units for any Sub-Account will equal the amount allocated to that Sub-Account divided by the Accumulation Unit value for that Sub-Account at the time of investment.

Valuation Periods

The Variable Account is valued each Valuation Period using the net asset value of the Eligible Fund shares. A Valuation Period is the period commencing at the close of trading on the New York Stock Exchange on each Valuation Date and ending at the close of trading for the next succeeding
Valuation Date. A Valuation Date is each day that the New York Stock Exchange is open for business. The New York Stock Exchange is currently closed on weekends, New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

Net Investment Factor


The Variable Account Value will fluctuate in accordance with the investment results of the underlying Eligible Funds. In order to determine how these fluctuations affect value, Liberty Life utilizes an Accumulation Unit value. Each Sub-account has its own Accumulation Units and value per Unit. The Unit value applicable during any Valuation Period is determined at the end of that period.


When Liberty Life first purchased Eligible Fund shares on behalf of the Variable Account, Liberty Life valued each Accumulation Unit at a specified dollar amount. The Unit value for each Sub-Account in any Valuation Period thereafter is determined by multiplying the value for the prior period by a net investment factor. This factor may be greater or less than 1.0; therefore, the Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. Liberty Life calculates a net investment factor for each Sub-Account by dividing (a) by (b) and then subtracting (c) (i.e., (a/b) _ c), where:

(a)  is equal to:

(i) the net asset value per share of the Eligible Fund at the end of the Valuation Period; plus

(ii) the per share amount of any distribution made by the Eligible Fund if the "ex-dividend" date occurs during that same Valuation Period.

(b) is the net asset value per share of the Eligible Fund at the end of the prior Valuation Period.

(c)  is equal to:


(i) the Valuation Period equivalent of the daily Mortality and Expense Risk Charge; plus

(ii) a charge factor, if any, for any tax provision established by Liberty Life as a result of the operations of that Sub-Account.


Modification of the Certificate

Only Liberty Life's President or Secretary may agree to alter the Certificate or waive any of its terms. Any changes must be made in writing and with the Certificate Owner's consent, except as may be required by applicable law.

Right to Revoke


The Certificate Owner may return the Certificate within 10 days after he or she receives it by delivering or mailing it to either Liberty Life's Office or Manning & Napier Insurance Fund, Inc. 1100 Chase Square, P.O. Box 40610, Rochester, New York, 14604. The return of the Certificate by mail will be effective when the postmark is affixed to a properly addressed and postage-prepaid envelope. The returned Certificate will be treated as if Liberty Life never issued it and Liberty Life will refund the Certificate Value.


               DEATH PROVISIONS FOR NON-QUALIFIED CERTIFICATES

Death of Primary Owner, Joint Owner or Certain Non-Owner Annuitant

These provisions apply if, before the Income Date while the Certificate is In Force, the primary Certificate Owner or any joint Certificate Owner dies (whether or not the decedent is also the Annuitant) or the Annuitant dies under a Certificate with a non-natural Certificate Owner such as a trust. The Designated Beneficiary will control the Certificate after such a death.


If the decedent's surviving spouse (if any) is the sole Designated Beneficiary, the surviving spouse will automatically become the new sole primary Certificate Owner as of the decedent's date of the death. And, if the Annuitant is the decedent, the new Annuitant will be any living contingent annuitant, otherwise the surviving spouse. The Certificate can stay in force until another death occurs (i.e., until the death of the Annuitant, primary Certificate Owner or joint Certificate Owner). Except for this paragraph, all "Death Provisions" will apply to that subsequent death.

In all other cases, the Certificate can continue up to five years from the date of death. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers or partial surrenders or the right to totally surrender the Certificate for its
Surrender  Value.  If the Certificate is still in  effect at the end  of  the five-year period, Liberty Life will automatically end it then by paying the Certificate Value to the Designated Beneficiary. If the Designated Beneficiary is not alive then, Liberty Life will pay any person(s) named by the Designated Beneficiary in a Written Request; otherwise the Designated Beneficiary's estate.

The covered person under this paragraph shall be the primary Certificate Owner or, if there is a non-natural Certificate Owner such as a trust, the Annuitant shall be the covered person. If the covered person dies, the Certificate Value will be increased, as provided below, if it is less than the Death Benefit Amount ("DBA"). The DBA is:

Death  Benefit.  The death benefit at issue is the initial Purchase  Payment.
Thereafter, it is the prior death benefit plus any additional Purchase Payments, less any partial withdrawals, including any applicable surrender charge.

When Liberty Life receives due proof of the covered person's death, Liberty Life will compare, as of the date of death, the Certificate Value to the DBA. If the Certificate Value was less than the DBA, Liberty Life will increase the current Certificate Value by the amount of the difference. Note that while the amount of the difference is determined as of the date of death, that amount is not added to the Certificate Value until Liberty Life receives due proof of death. The amount to be credited will be allocated to the Variable Account based on the Purchase Payment allocation selection that is in effect when Liberty Life receives due proof of death. If the Certificate is not surrendered, it will continue for the time period specified above.


Payment of Benefits. Instead of receiving a lump sum, the Certificate Owner or any Designated Beneficiary may direct by Written Request that Liberty Life pay any benefit of $5,000 or more under an annuity payment option that meets the following: (a) the first payment to the Designated Beneficiary must be made no later than one year after the date of death; (b) payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and (c) any payment option that provides for payments to continue after the death of the Designated Beneficiary will not allow the successor payee to extend the period of time over which the remaining payments are to be made.


Death of Certain Non-Certificate Owner Annuitant. These provisions apply if, before the Income Date while the Certificate is In Force, (a) the Annuitant dies, (b) the Annuitant is not a Certificate Owner, and (c) the Certificate Owner is a natural person. The Certificate will continue in force after the Annuitant's death. The new Annuitant will be any living contingent annuitant, otherwise the primary Certificate Owner.


                 DEATH PROVISIONS FOR QUALIFIED CERTIFICATES


Death of Annuitant. If the Annuitant dies before the Income Date while the Certificate is In Force, the Designated Beneficiary will control the Certificate after such a death. The Certificate Value will be increased, as provided below, if it is less than the Death Benefit Amount ("DBA") as defined above. When Liberty Life receives due proof of the Annuitant's death, Liberty Life will compare, as of the date of death, the Certificate Value to the DBA. If the Certificate Value was less than the DBA, Liberty Life will increase the current Certificate Value by the amount of the difference. Note that while the amount of the difference is determined as of the date of death, that amount is not added to the Certificate Value until Liberty Life receives due proof of death. The amount to be credited will be allocated to the Variable Account based on the Purchase Payment allocation selection that is in effect when Liberty Life receives due proof of death.

If the Certificate is not surrendered, it may continue for the time period permitted by the Internal Revenue Code provisions applicable to the particular Qualified Plan. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers or partial withdrawals or the right to totally surrender the Certificate for its Certificate Withdrawal Value. If the Certificate is still in effect at the end of the period, Liberty Life will automatically end it then by paying the Certificate Withdrawal Value to the Designated Beneficiary. If the Designated Beneficiary is not alive then, Liberty Life will pay any person(s) named by the Designated Beneficiary in a Written Request; otherwise the Designated Beneficiary's estate.


Payment of Benefits. Instead of receiving a lump sum, the Certificate Owner or any Designated Beneficiary may direct by Written Request that Liberty Life pay any benefit of $5,000 or more under an annuity payment option that meets the following: (a) the first payment to the Designated Beneficiary must be made no later than one year after the date of death; (b) payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and (c) any payment option that provides for payments to continue after the death of the Designated Beneficiary will not allow the successor payee to extend the period of time over which the remaining payments are to be made.

                            CERTIFICATE OWNERSHIP

The Certificate Owner shall be the person designated in the application.  The
Certificate  Owner  may  exercise all the rights of the  Certificate.   Joint
Certificate Owners are permitted but not contingent Certificate Owners.

The Certificate Owner may by Written Request change the Certificate Owner, primary beneficiary, contingent beneficiary or contingent annuitant. An irrevocably-named person may be changed only with the written consent of such person.

Because a change of Certificate Owner by means of a gift (i.e., a transfer without full and adequate consideration) may be a taxable event, a Certificate Owner should consult a competent tax adviser as to the tax consequences resulting from such a transfer.

Any  Qualified Certificate may have limitations on transfer of ownership.   A
Certificate Owner should consult the Plan Administrator and a competent tax adviser as to the tax consequences resulting from such a transfer.

                                 ASSIGNMENT

The Certificate Owner may assign the Certificate at any time. A copy of any assignment must be filed with Liberty Life. The Certificate Owner's rights and those of any revocably-named person will be subject to the assignment. Any Qualified Certificate may have limitations on assignability.

Because an assignment may be a taxable event, a Certificate Owner should consult a competent tax adviser as to the tax consequences resulting from any such assignment.

                      PARTIAL WITHDRAWALS AND SURRENDER


The Certificate Owner may make partial withdrawals from the Certificate. Liberty Life must receive a Written Request and the minimum amount to be withdrawn must be at least $300 or such lesser amount as Liberty Life may permit in conjunction with a periodic withdrawal program. If the Certificate Value after a partial withdrawal would be below $2,500, Liberty Life will treat the request as a withdrawal of only the excess amount over $2,500. Unless the request specifies otherwise, the total amount withdrawn will be deducted from all Sub-Accounts of the Variable Account in the ratio that the value in each Sub-Account bears to the total Variable Account Value.


The Certificate Owner may totally surrender the Certificate by making a Written Request. Surrendering the Certificate will end it. Upon surrender, the Certificate Owner will receive the Certificate Withdrawal Value.


Liberty Life will pay the amount of any surrender within seven days of receipt of such request. Alternatively, the Certificate Owner may purchase for himself or herself an annuity payment option with any surrender benefit of at least $5,000. Liberty Life's consent is needed to choose an option if the Certificate Owner is not a natural person.

Annuity  Options  based  on life contingencies cannot  be  surrendered  after
annuity  payments  have  begun.   Option  A,  which  is  not  based  on  life
contingencies, may be surrendered if a variable payout has been  selected.


Because of the potential tax consequences of a full or partial surrender, a Certificate Owner should consult a competent tax adviser regarding a surrender.

                             ANNUITY PROVISIONS

Annuity Benefits


If the Annuitant is alive on the Income Date and the Certificate is In Force, payments will begin under the annuity option or options the Certificate Owner has chosen. The amount of the payments will be determined by applying the Certificate Value (less any premium taxes not previously deducted and less any applicable Certificate Maintenance Charge) on the Income Date in accordance with the option selected.


Income Date and Annuity Option

The Certificate Owner may select an Income Date and Annuity Option at the time of application. If the Certificate Owner does not select a Annuity Option, Option B will automatically be designated. If the Certificate Owner does not select an Income Date for the Annuitant, the Income Date will automatically be the Annuitant's 90th birthday.

Change in Income Date and Annuity Option


The Certificate Owner may choose or change an Annuity Option or the Income Date by making a Written Request to Liberty Life at least 30 days prior to the Income Date. However, any Income Date must be: (a) for fixed annuity options, not earlier than the first Certificate Anniversary; and (b) not later than the Annuitant's 90th birthday or any maximum date permitted under state law.


Annuity Options

The  Annuity Options are:

Option A: Income for a Fixed Number of Years;

Option B: Life Income with 10 Years of Payments Guaranteed; and

Option C: Joint and Last Survivor Income.


Other options may be arranged by mutual consent. Each option is available in two forms--as a variable annuity for use with the Variable Account and as a fixed annuity for use with Liberty Life's general account. Variable annuity payments will fluctuate while fixed annuity payments will not. The dollar amount of each fixed annuity payment will be determined by dividing the amount being applied to a fixed annuity option by $1,000 and multiplying the result by the greater of: (a) the applicable factor shown in the appropriate table in the Certificate; or (b) the factor currently offered by Liberty Life at the time annuity payments begin. This current factor may be based on the sex of the payee unless to do so would be prohibited by law.

If no Annuity Option is selected, Option B will automatically be applied. Unless the Certificate Owner chooses otherwise, Variable Account Value, less any premium taxes not previously deducted and less any applicable Certificate Maintenance Charge will be applied in its entirety to a variable annuity option. Whether variable or fixed, the same amount applied to each option will produce a different initial annuity payment as well as different subsequent payments.

The payee is the person who will receive the sum payable under a payment option. Any payment option that provides for payments to continue after the death of the payee will not allow the successor payee to extend the period of time over which the remaining payments are to be made.


If the amount available to apply under any variable or fixed option is less than $5,000, Liberty Life has reserved the right to pay such amount in one sum to the payee in lieu of the payment otherwise provided for.

Annuity payments will be made monthly unless quarterly, semi-annual or annual payments are chosen by Written Request. However, if any payment provided for would be or becomes less than $100, Liberty Life has the right to reduce the frequency of payments to such an interval as will result in each payment being at least $100.


Option A: Income For a Fixed Number of Years. Liberty Life will pay an annuity for a chosen number of years, not fewer than 5 nor over 50 (a period of years over 30 may be chosen only if it does not exceed the difference between age 100 and the Annuitant's age on the date of the first payment). At any time while variable annuity payments are being made, the payee may elect to receive the following amount: (a) the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option (this interest rate is 5% per year, unless 3% per year is chosen by Written Request at the time the option is selected). Instead of receiving a lump sum, the payee can elect another payment option. If, at the death of the payee, Option A payments have been made for less than the chosen number of years:


(a) payments will be continued during the remainder of the period to the successor payee; or


(b) that successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option. For the variable annuity, this interest rate is 5% per year, unless 3% per year had been chosen by the payee at the time the option was selected.


The Mortality and Expense Risk Charge is deducted during the Option A payment period if a variable payout has been selected, but Liberty Life has no mortality risk during this period.


If annual payments are chosen for Option A and a variable payout has been selected, Liberty Life has available a "stabilizing" payment option that can be chosen. Each annual payment will be determined as described in "Variable Annuity Payment Values". Each annual payment will then be placed in Liberty Life's general account, from which it will be paid out in twelve equal monthly payments. The sum of the twelve monthly payments will exceed the annual payment amount because of an interest rate factor used by Liberty Life that will vary from year to year. The commutation method described above for calculating the present value of remaining payments applies to the annual payments. Any monthly payments remaining before the next annual payment will be commuted at the interest rate used to determine that year's monthly payments.


See "Annuity Payments" for the manner in which Option A may be taxed.

Option  B:  Life Income with 10 Years of Payments Guaranteed.   Liberty  Life
will pay an annuity during the lifetime of the payee. If, at the death of the payee, payments have been made for less than 10 years:

(a) payments will be continued during the remainder of the period to the successor payee; or


(b) that successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option. For the variable annuity, this interest rate is 5% per year, unless 3% per year had been chosen by the payee at the time the option was selected.


The  amount of the annuity payments will depend on the age of the  payee   on
the Income Date and it may also depend on the payee's sex.

Option C: Joint and Last Survivor Income. Liberty Life will pay an annuity for as long as either the payee or a designated second natural person is alive. The amount of the annuity payments will depend on the age of both persons on the Income Date and it may also depend on each person's sex. IT IS POSSIBLE UNDER THIS OPTION TO RECEIVE ONLY ONE ANNUITY PAYMENT IF BOTH PAYEES DIE AFTER THE RECEIPT OF THE FIRST PAYMENT OR TO RECEIVE ONLY TWO ANNUITY PAYMENTS IF BOTH PAYEES DIE AFTER RECEIPT OF THE SECOND PAYMENT AND SO ON.

Variable Annuity Payment Values


The amount of the first variable annuity payment is determined by Liberty Life using an annuity purchase rate that is based on an assumed annual investment return of 5% per year, unless 3% is chosen by Written Request. Subsequent variable annuity payments will fluctuate in amount and reflect whether the actual investment return of the selected Sub-Account(s) (after deducting the Mortality and Expense Risk Charge) is better or worse than the assumed investment return. The total dollar amount of each variable annuity payment will be equal to: (a) the sum of all Sub-Account payments; less (b) the pro-rata amount of the annual Certificate Maintenance Charge. Currently, a payee can instruct Liberty Life to change the Sub-Account(s) used to determine the amount of the variable annuity payments once every 6 months.


Proof of Age, Sex, and Survival of Annuitant

Liberty Life may require proof of age, sex or survival of any payee upon whose age, sex or survival payments depend. If the age or sex has been misstated, Liberty Life will compute the amount payable based on the correct age and sex. If income payments have begun, any underpayments Liberty Life may have made will be paid in full with the next annuity payment. Any overpayments, unless repaid in one sum, will be deducted from future annuity payments until Liberty Life is repaid in full.

                           SUSPENSION OF PAYMENTS


Liberty Life reserves the right to suspend or postpone any type of payment from the Variable Account for any period when: (a) the New York Stock Exchange is closed other than customary weekend or holiday closings; (b) trading on the Exchange is restricted; (c) an emergency exists as a result of which it is not reasonably practicable to dispose of securities held in the Variable Account or determine their value; or (d) the Securities and Exchange Commission permits delay for the protection of security holders. The applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions described in (b) and (c) exist.


                                 TAX STATUS

Introduction

The Certificate is designed for use by individuals in retirement plans which may or may not be Qualified Plans under the provisions of the Internal Revenue Code (the "Code"). The ultimate effect of federal income taxes on the Certificate Value, on annuity payments, and on the economic benefit to the Certificate Owner, Annuitant or Designated Beneficiary depends on the type of retirement plan for which the Certificate is purchased and upon the tax and employment status of the individual concerned. The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon Liberty Life's understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

Taxation of Annuities in General


Section 72 of the Code governs taxation of annuities in general. There are no income taxes on increases in the value of a Certificate until a distribution occurs, in the form of a full surrender, a partial surrender, an assignment or gift of the Certificate, or annuity payments. A trust or other entity owning a Non-Qualified Certificate other than as an agent for an individual is taxed differently; increases in the value of a Certificate are taxed yearly whether or not a distribution occurs.

Surrenders, Assignments and Gifts. A Certificate Owner who fully surrenders his or her Certificate is taxed on the portion of the payment that exceeds his or her cost basis in the Certificate. For Non-Qualified Certificates, the cost basis is generally the amount of the Purchase Payments made for the Certificate and the taxable portion of the surrender payment is taxed as ordinary income. For Qualified Certificates, the cost basis is generally zero and the taxable portion of the surrender payment is generally taxed as ordinary income subject to special 5-year income averaging for lump-sum distributions received before January 1, 2000. A Designated Beneficiary receiving a lump sum surrender benefit after the death of the Annuitant or Certificate Owner is taxed on the portion of the amount that exceeds the Certificate Owner's cost basis in the Certificate. If the Designated Beneficiary elects to receive annuity payments within 60 days of the decedent's death, different tax rules apply. See "Annuity Payments" below. For Non-Qualified Certificates, the tax treatment applicable to Designated Beneficiaries may be contrasted with the income-tax-free treatment applicable to persons inheriting and then selling mutual fund shares with a date-of-death value in excess of their basis.


Partial withdrawals received under Non-Qualified Certificates prior to annuitization are first included in gross income to the extent Certificate Value exceeds Purchase Payments. Then, to the extent the Certificate Value does not exceed Purchase Payments, such withdrawals are treated as a non-taxable return of principal to the Certificate Owner. For partial withdrawals under a Qualified Certificate, payments are treated first as a non-taxable return of principal up to the cost basis and then a taxable return of income. Since the cost basis of Qualified Certificates is generally zero, partial surrender amounts will generally be fully taxed as ordinary income.

A Certificate Owner who assigns or pledges a Non-Qualified Certificate is treated as if he or she had received the amount assigned or pledged and thus is subject to taxation under the rules applicable to partial withdrawals or surrenders. A Certificate Owner who gives away the Certificate (i.e., transfers it without full and adequate consideration) to anyone other than his or her spouse is treated for income tax purposes as if he or she had fully surrendered the Certificate.

A special computational rule applies if Liberty Life issues to the Certificate Owner, during any calendar year, (a) two or more Certificates or
(b) one or more Certificates and one or more of Liberty Life's other annuity contracts. Under this rule, the amount of any distribution includable in the Certificate Owner's gross income is to be determined under Section 72(e) of the Code by treating all the Liberty Life contracts as one contract. Liberty Life believes that this means the amount of any distribution under one Certificate will be includable in gross income to the extent that at the time of distribution the sum of the values for all the Certificates or contracts exceeds the sum of the cost bases for all the contracts.


Annuity Payments. The non-taxable portion of each variable annuity payment is determined by dividing the cost basis of the Certificate that is allocated to variable payments by the total number of expected payments while the non-taxable portion of each fixed annuity payment is determined by an "exclusion ratio" formula which establishes the ratio that the cost basis of the Certificate that is allocated to fixed payments bears to the total expected value of annuity payments for the term of the annuity. The remaining portion of each payment is taxable. Such taxable portion is taxed at ordinary income rates. For Qualified Certificates, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the payee lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments. Because variable annuity payments can increase over time and because certain payment options provide for a lump sum right of commutation, it is possible that the IRS could determine that variable annuity payments should not be taxed as described above but instead should be taxed as if they were received under an agreement to pay interest. This determination would result in a higher amount (up to 100%) of certain payments being taxable.


With respect to the "stabilizing" payment option available under Annuity Option A, pursuant to which each annual payment is placed in Liberty Life's general account and paid out with interest in twelve equal monthly payments, it is possible the IRS could determine that receipt of the first monthly payout of each annual payment is constructive receipt of the entire annual payment. Thus, the total taxable amount for each annual payment would be accelerated to the time of the first monthly payout and reported in the tax year in which the first monthly payout is received.

Penalty Tax. Payments received by Certificate Owners, Annuitants, and Designated Beneficiaries under Certificates may be subject to both ordinary income taxes and a penalty tax equal to 10% of the amount received that is includable in income. The penalty tax is not imposed on amounts received:
(a) after the taxpayer attains age 59 1/2; (b) in a series of substantially equal payments made for life or life expectancy; (c) after the death of the Certificate Owner (or, where the Certificate Owner is not a human being, after the death of the Annuitant); (d) if the taxpayer becomes totally and permanently disabled; or (e) under a Non-Qualified Certificate's annuity payment option that provides for a series of substantially equal payments, provided only one Purchase Payment is made to the Certificate, the Certificate is not issued as a result of a Section 1035 exchange, and the first annuity payment begins in the first Certificate Year.


Income Tax Withholding. Liberty Life is required to withhold federal income taxes on taxable amounts paid under Certificates unless the recipient elects not to have withholding apply. Liberty Life will notify recipients of their right to elect not to have withholding apply.


Section 1035 Exchanges. A Non-Qualified Certificate may be purchased with proceeds from the surrender of an existing annuity contract. Such a transaction may qualify as a tax-free exchange pursuant to Section 1035 of the Code. It is Liberty Life's understanding that in such an event: (a) the new Certificate will be subject to the distribution-at-death rules described in "Death Provisions for Non-Qualified Certificates"; (b) Purchase Payments made between August 14, 1982 and January 18, 1985 and the income allocable to them will, following an exchange, no longer be covered by a "grandfathered" exception to the penalty tax for a distribution of income that is allocable to an investment made over ten years prior to the distribution; and (c) Purchase Payments made before August 14, 1982 and the income allocable to them will, following an exchange, continue to receive the following "grandfathered" tax treatment under prior law: (i) the penalty tax does not apply to any distribution; (ii) partial withdrawals are treated first as a non-taxable return of principal and then a taxable return of income; and
(iii) assignments are not treated as surrenders subject to taxation. Liberty Life's understanding of the above is principally based on legislative reports prepared by the Staff of the Congressional Joint Committee on Taxation.


Diversification Standards. The U.S. Secretary of the Treasury has issued regulations that set standards for diversification of the investments underlying variable annuity contracts (other than pension plan contracts). The Eligible Funds are designed to be managed to meet the diversification requirements for the Certificate as those requirements may change from time to time. If the diversification requirements are not satisfied, the Certificate would not be treated as an annuity contract. As a consequence to the Certificate Owner, income earned on a Certificate (including previously non-taxable income earned in prior years) would be taxable to the Certificate Owner in the year in which diversification requirements were not satisfied. As a further consequence, Liberty Life would be subjected to federal income taxes on assets in the Variable Account.


The Secretary of the Treasury announced in September 1986 that he expects to issue regulations which will prescribe the circumstances in which a Certificate Owner's control of the investments of a segregated asset account may cause the Certificate Owner, rather than the insurance company, to be treated as the owner of the assets of the account. The regulations could impose requirements that are not reflected in the Certificate. Liberty Life, however, has reserved certain rights to alter the Certificate and investment alternatives so as to comply with such regulations. Since the regulations have not been issued, there can be no assurance as to the content of such regulations or even whether application of the regulations will be prospective. For these reasons, Certificate Owners are urged to consult with their own tax advisers.

Qualified Plans


The Certificate is designed for use with Qualified Plans. The tax rules applicable to participants in Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Therefore, no attempt is made herein to provide more than general information about the use of the Certificate with Qualified Plans. Participants under a Qualified Plan as well as Certificate Owners, Annuitants, and Designated Beneficiaries are cautioned that the rights of any person to any benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Certificate issued in connection therewith. Following is a brief description of the type of Qualified Plans offered and of the use of the Certificate in connection therewith. Purchasers of the Certificate should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Certificate with that Plan.


Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity." These Individual Retirement Annuities are subject to limitations on the amount which may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into an Individual Retirement Annuity.

                     VARIABLE ACCOUNT VOTING PRIVILEGES

In accordance with its view of present applicable law, Liberty Life will vote the shares of the Eligible Funds held in the Variable Account at regular and special meetings of the shareholders of the Eligible Funds in accordance with instructions received from persons having the voting interest in the Variable Account. Liberty Life will vote shares for which it has not received instructions in the same proportion as it votes shares for which it has received instructions.

However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result Liberty Life determines that it is permitted to vote the shares of the Eligible Funds in its own right, it may elect to do so.

The person having the voting interest under a Certificate prior to the Income Date shall be the Certificate Owner. The number of shares held in each Sub-Account which are attributable to each Certificate Owner is determined by dividing the Certificate Owner's Variable Account Value in each Sub-Account by the net asset value of the applicable share of the Eligible Fund. The person having the voting interest after the Income Date under an annuity payment option shall be the payee. The number of shares held in the Variable Account which are attributable to each payee is determined by dividing the reserve for the annuity payments by the net asset value of one share. During the annuity payment period, the votes attributable to a payee decrease as the reserves underlying the payments decrease.

The number of shares in which a person has a voting interest will be determined as of the date coincident with the date established by the respective Eligible Fund for determining shareholders eligible to vote at the meeting of the Fund and voting instructions will be solicited by written communication prior to such meeting in accordance with the procedures established by the Eligible Fund.

Each person having the voting interest in the Variable Account will receive periodic reports relating to the Eligible Fund(s) in which he or she has an interest, proxy material and a form with which to give such voting instructions with respect to the proportion of the Eligible Fund shares held in the Variable Account corresponding to his or her interest in the Variable Account.

                          SALES OF THE CERTIFICATES


Keyport Financial Services Corp. ("KFSC") serves as the Principal Underwriter for the Certificate described in this Prospectus. The Certificate will be sold by salespersons who represent Liberty Life Assurance Company of Boston, an affiliate of KFSC, as variable annuity agents and who are registered representatives of broker/dealers who have entered into distribution agreements with KFSC. KFSC is registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. It is located at 125 High Street, Boston, Massachusetts 02110.

Different Certificates may be sold (1) to a person who is an officer, director, or employee of Liberty Life, or an affiliate of Liberty Life, a trustee or officer of an Eligible Fund, or an employee or associated person of an entity which has entered into a sales agreement with the Principal Underwriter for the distribution of Certificates or (2) to any Qualified Plan established for such a person. Such Certificates may be different from the Certificates sold to others in that they are not subject to the deduction for the Certificate Maintenance Charge.


                              LEGAL PROCEEDINGS

There are no legal proceedings to which the Variable Account or the Principal Underwriter are a party. Liberty Life is engaged in various kinds of routine litigation which in its judgment is not of material importance in relation to the total capital and surplus of Liberty Life.

                       INQUIRIES BY CERTIFICATE OWNERS


Certificate Owners with questions about their Certificates may either write Liberty Life's Service Office, 125 High Street, Boston, MA 02110, or call
(800) 367-3653 or write Manning & Napier Insurance Fund, Inc. at P.O. Box 40610 Rochester, New York 14604 or call (800) 466-3863.


            TABLE OF CONTENTS_STATEMENT OF ADDITIONAL INFORMATION


                                                            Page

Liberty Life Assurance Company of Boston                       2
Variable Annuity Benefits                                      2
  Variable Annuity Payment Values                              2
  Re-Allocating Sub-Account Payments                           4
Safekeeping of Assets                                          4
Principal Underwriter                                          4
Experts                                                        4
Investment Performance                                         5
  Yields for Cash Income Fund (CIF) Sub-Account                6
Financial Statements                                           7
 Liberty Life Assurance Company Of Boston                      9

                                 APPENDIX A


                           TELEPHONE INSTRUCTIONS

Telephone Transfers of Certificate Values


1. If there are joint Certificate Owners, both must authorize Liberty Life and Manning & Napier Insurance Fund, Inc. ("Manning & Napier Insurance Fund") to accept telephone instructions but either Certificate Owner can give telephone instructions.

2. All callers will be required to identify themselves. Liberty Life reserves the right to refuse to act upon any telephone instructions in cases where the caller has not sufficiently identified himself/herself to Liberty Life's or Manning & Napier Insurance Fund's satisfaction.

3. Neither Liberty Life, Manning & Napier Insurance Fund, nor any person acting on its behalf shall be subject to any claim, loss, liability, cost or expense if it or such person acted in good faith upon a telephone instruction, including one that is unauthorized or fraudulent; however, Liberty Life and/or Manning & Napier Insurance Fund will employ reasonable procedures to confirm that a telephone instruction is genuine and, if Liberty Life and/or Manning & Napier Insurance Fund does not, Liberty Life and/or Manning & Napier Insurance Fund may be liable for losses due to an unauthorized or fraudulent instruction. The Certificate Owner thus bears the risk that an unauthorized or fraudulent instruction that is executed may cause the Certificate Value to be lower than it would be had no instruction been executed.


4. All conversations will be recorded with disclosure at the time of the call.


5. The application for the Certificate may allow a Certificate Owner to create a power of attorney by authorizing another person to give telephone instructions. Unless prohibited by state law, such power will be treated as durable in nature and shall not be affected by the subsequent incapacity, disability or incompetency of the Certificate Owner. Either Liberty Life, Manning & Napier Insurance Fund or the authorized person may cease to honor the power by sending written notice to the Certificate Owner at the Certificate Owner's last known address. Neither Liberty Life, Manning & Napier Insurance Fund nor any person acting on its behalf shall be subject to liability for any act executed in good faith reliance upon a power of attorney.

6. Telephone authorization shall continue in force until (a) Liberty Life and/or Manning & Napier Insurance Fund receives the Certificate Owner's written revocation, (b) Liberty Life and/or Manning & Napier Insurance Fund discontinues the privilege, or (c) Liberty Life and/or Manning & Napier Insurance Fund receives written evidence that the Certificate Owner has entered into a market timing or asset allocation agreement with an investment adviser or with a broker/dealer.

7. Telephone transfer instructions received by Liberty Life at 800-367-3653 and/or Manning & Napier Insurance Fund at (800) 466-3863 before the close of trading on the New York Stock Exchange (currently 4:00 P.M. Eastern Time) will be initiated that day based on the unit value prices calculated at the close of that day. Instructions received after the close of trading on the NYSE will be initiated the following business day.

8. Once instructions are accepted by Liberty Life and/or Manning & Napier Insurance Fund, they may not be canceled.

9. All transfers must be made in accordance with the terms of the Certificate and current prospectus. If the transfer instructions are not in good order, Liberty Life and/or Manning & Napier Insurance Fund will not execute the transfer and will notify the caller within 48 hours.


10. If 100% of any Sub-Account's value is transferred and the allocation formula for Purchase Payments includes that Sub-Account, then the allocation formula for future Purchase Payments will change accordingly unless Liberty Life receives telephone instructions to the contrary. For example, if the allocation formula is 50% to Sub-Account A and 50% to Sub-Account B and all of Sub-Account A's value is transferred to Sub-Account B, the allocation formula will change to 100% to Sub-Account B unless Liberty Life is instructed otherwise.


        Telephone Changes to Purchase Payment Allocation Percentages


                      Numbers 1-6 above are applicable.

                                     PART B

                     STATEMENT OF ADDITIONAL INFORMATION

                       GROUP FLEXIBLE PURCHASE PAYMENT
                     DEFERRED VARIABLE ANNUITY CONTRACT
                                  ISSUED BY
                             VARIABLE ACCOUNT J
                                     OF
          LIBERTY LIFE ASSURANCE COMPANY OF BOSTON ("Liberty Life")





This Statement of Additional Information is not a prospectus but it relates to, and should be read in conjunction with, the Manning & Napier variable annuity prospectus dated July 11, 1997. The prospectus is available, at no charge, by writing Keyport Financial Services Corp. at 125 High Street,
Boston, MA 02110 or by calling (800) 437-4466. It may also be obtained by writing Manning & Napier Insurance Fund, Inc. at P.O. Box 40610, Rochester, New York 14604, or by calling (800) 466-3868.



                              TABLE OF CONTENTS

                                                                       Page


Liberty Life Assurance Company of Boston...................................2
Variable Annuity Benefits..................................................2
  Variable Annuity Payment Values..........................................2
  Re-Allocating Sub-Account Payments.......................................3
Safekeeping of Assets......................................................4
Principal Underwriter......................................................4
Experts....................................................................4
Investment Performance.....................................................4
  Yields for Cash Income Fund (CIF) Sub-Account............................5
Financial Statements.......................................................6
  Liberty Life Assurance Company of Boston.................................7



The date of this statement of additional information is July 11, 1997.

                  LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

Liberty Mutual Insurance Company ("Liberty Mutual") and Liberty Mutual Fire Insurance Company ("Liberty Mutual Fire") are the ultimate corporate parents of Liberty Life. Liberty Mutual and Liberty Mutual Fire ultimately control Liberty Life through the following intervening holding company subsidiary:
Liberty Mutual Property-Casualty Holding Corporation. Liberty Mutual Insurance Company is a multi-line insurance company. For additional information about Liberty Life, see page __ of the prospectus.

                          VARIABLE ANNUITY BENEFITS

Variable Annuity Payment Values


For each variable payment option, the total dollar amount of each periodic payment will be equal to: (a) the sum of all Sub-Account payments; less (b) the pro-rata amount of the annual Certificate Maintenance Charge.

The first payment for each Sub-Account will be determined by deducting any applicable Certificate Maintenance Charge and any applicable state premium taxes and then dividing the remaining value of that Sub-Account by $1,000 and multiplying the result by the greater of: (a) the applicable factor from the Certificate's annuity table for the particular payment option; or (b) the factor currently offered by Liberty Life at the time annuity payments begin. This current factor may be based on the sex of the payee unless to do so would be prohibited by law.


The number of Annuity Units for each Sub-Account will be determined by dividing such first payment by the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the first payment. The number of Annuity Units remains fixed for the annuity payment period. Each Sub-Account payment after the first one will be determined by multiplying (a) by (b), where: (a) is the number of Sub-Account Annuity Units; and (b) is the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the particular payment.

Variable annuity payments will fluctuate in accordance with the investment results of the underlying Eligible Funds. In order to determine how these fluctuations affect annuity payments, Liberty Life uses an Annuity Unit value. Each Sub-Account has its own Annuity Units and value per Unit. The Annuity Unit value applicable during any Valuation Period is determined at the end of such period.


When Liberty Life first purchased Eligible Fund shares on behalf of the Variable Account, Liberty Life valued each Annuity Unit for each Sub-Account at a specified dollar amount. The Unit value for each Sub-Account in any Valuation Period thereafter is determined by multiplying the value for the prior period by a net investment factor. This factor may be greater or less than 1.0; therefore, the Annuity Unit may increase or decrease from Valuation Period to Valuation Period. For each assumed annual investment rate (AIR), Liberty Life calculates a net investment factor for each Sub-Account by dividing (a) by (b), where:

          (a) is equal to the net investment factor as defined in the prospectus; and

          (b) is the assumed investment factor for the current Valuation Period. The assumed investment factor adjusts for the interest assumed in determining the first variable annuity payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the assumed annual investment rate (AIR). The AIR for Annuity Units based on the Certificate's annuity tables is 5% per year. An AIR of 3% per year is also currently available upon Written Request.

With a particular AIR, payments after the first one will increase or decrease from month to month based on whether the actual annualized investment return of the selected Sub-Account(s) (after deducting the Mortality and Expense Risk Charge) is better or worse than the assumed AIR percentage. If a given amount of Sub-Account value is applied to a particular payment option, the initial payment will be smaller if a 3% AIR is selected instead of a 5% AIR but, all other things being equal, the subsequent 3% AIR payments have the potential for increasing in amount by a larger percentage and for decreasing in amount by a smaller percentage. For example, consider what would happen if the actual annualized investment return (see the first sentence of this paragraph) is 9%, 5%, 3%, or 0% between the time of the first and second payments. With an actual 9% return, the 3% AIR and 5% AIR payments would both increase in amount but the 3% AIR payment would increase by a larger percentage. With an actual 5% return, the 3% AIR payment would increase in amount while the 5% AIR payment would stay the same. With an actual return of 3%, the 3% AIR payment would stay the same while the 5% AIR payment would decrease in amount. Finally, with an actual return of 0%, the 3% AIR and 5% AIR payments would both decrease in amount but the 3% AIR payment would decrease by a smaller percentage. Note that the changes in payment amounts described above are on a percentage basis and thus do not illustrate when, if ever, the 3% AIR payment amount might become larger than the 5% AIR payment amount. Note though that if Option A (Income for a Fixed Number of Years) is selected and payments continue for the entire period, the 3% AIR payment amount will start out being smaller than the 5% AIR payment amount but eventually the 3% AIR payment amount will become larger than the 5% AIR payment amount.


Re-Allocating Sub-Account Payments


The number of Annuity Units for each Sub-Account under any variable annuity option will remain fixed during the entire annuity payment period unless the payee makes a written request for a change. Currently, a payee can instruct Liberty Life to change the Sub-Account(s) used to determine the amount of the variable annuity payments 1 time every 6 months. The payee's request must specify the percentage of the annuity payment that is to be based on the investment performance of each Sub-Account. The percentage for each Sub-Account, if not zero, must be at least 10% and must be a whole number. At the end of the Valuation Period during which Liberty Life receives the request, Liberty Life will: (a) value the Annuity Units for each Sub-Account to create a total annuity value; (b) apply the new percentages the payee has selected to this total value; and (c) recompute the number of Annuity Units for each Sub-Account. This new number of units will remain fixed for the remainder of the payment period unless the payee requests another change.


                            SAFEKEEPING OF ASSETS

Liberty Life is responsible for the safekeeping of the assets of the Variable Account.

Liberty Life has responsibility for providing all administration of the Certificates and the Variable Account. This administration includes, but is not limited to, preparation of the Contracts and Certificates, maintenance of Certificate Owners' records, and all accounting, valuation, regulatory and reporting requirements. Liberty Life has contracted with Keyport Life Insurance Company, an affiliate, to provide all administration for the Contracts and Certificates, as its agent. Keyport Life Insurance Company's compensation is based on the number of Certificates and on the Certificate Value of these Certificates.

                            PRINCIPAL UNDERWRITER


The Certificates, which are offered continuously, are distributed by Keyport Financial Services Corp. ("KFSC"), which is an affiliate of Liberty Life.


                                   EXPERTS


The financial statements of Liberty Life Assurance Company of Boston at December 31, 1996, and for the year then ended appearing in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The financial statements of Liberty Life Assurance Company of Boston as of December 31, 1995 and for each of the years in the two-year period ended December 31, 1995 have been included herein in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.


                           INVESTMENT PERFORMANCE

The Variable Account may from time to time quote performance information concerning its various Sub-Accounts. A Sub-Account's performance may also be compared to the performance of sub-accounts used with variable annuities offered by other insurance companies. This comparative information may be expressed as a ranking prepared by Financial Planning Resources, Inc. of Miami, FL (The VARDS Report), Lipper Analytical Services, Inc., or by Morningstar, Inc. of Chicago, IL (Morningstar's Variable Annuity Performance Report), which are independent services that compare the performance of variable annuity sub-accounts. The rankings are done on the basis of changes in accumulation unit values over time and do not take into account any charges (such as sales charges or administrative charges) that are deducted directly from contract values.


Ibbotson Associates of Chicago, IL provides historical returns from 1926 on capital markets in the United States. The Variable Account may quote the performance of its Sub-Accounts in conjunction with the long-term performance of capital markets in order to illustrate general long-term risk versus reward investment scenarios. Capital markets tracked by Ibbotson Associates include common stocks, small company stocks, long-term corporate bonds, long-term government bonds, U.S. Treasury Bills, and the U.S. inflation rate. Historical total returns are determined by Ibbotson Associates for: Large Company Stocks, represented by the Standard and Poor's Composite Price Index (an unmanaged weighted index of 90 stocks prior to March 1957 and 500 stocks thereafter of industrial, transportation, utility and financial companies widely regarded by investors as representative of the stock market); Small Company Stocks, represented by the fifth capitalization quintile (i.e., the ninth and tenth deciles) of stocks on the New York Stock Exchange for 1926-1981 and by the performance of the Dimensional Fund Advisors Small Company 9/10 (for ninth and tenth deciles) Fund thereafter; Long Term Corporate Bonds, represented beginning in 1969 by the Salomon Brothers Long-Term High-Grade Corporate Bond Index, which is an unmanaged index of nearly all Aaa and Aa rated bonds, represented for 1946-1968 by backdating the Salomon Brothers Index using Salomon Brothers' monthly yield data with a methodology similar to that used by Salomon Brothers in computing its Index, and represented for 1925-1945 through the use of the Standard and Poor's monthly High-Grade Corporate Composite yield data, assuming a 4% coupon and a 20-year maturity; Long-Term Government Bonds, measured each year using a portfolio containing one U.S. government bond with a term of approximately twenty years and a reasonably current coupon; U.S. Treasury Bills, measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the shortest-term bill having not less than one month to maturity; Inflation, measured by the Consumer Price Index for all Urban Consumers, not seasonably adjusted, since January, 1978 and by the Consumer Price Index before then. The stock capital markets may be contrasted with the corporate bond and U.S. government securities capital markets. Unlike an investment in stock, an investment in a bond that is held to maturity provides a fixed rate of return. Bonds have a senior priority to common stocks in the event the issuer is liquidated and interest on bonds is generally paid by the issuer before it makes any distributions to common stock owners. Bonds rated in the two highest rating categories are considered high quality and present minimal risk of default. An additional advantage of investing in U.S. government bonds and Treasury bills is that they are backed by the full faith and credit of the U.S. government and thus have virtually no risk of default. Although government securities fluctuate in price, they are highly liquid.

Yields for Cash Income Fund (CIF) Sub-Account

Yield and effective yield percentages for the CIF Sub-Account are calculated using the method prescribed by the Securities and Exchange Commission. Both yields reflect the deduction of the annual 0.35% asset-based Certificate charge. Both yields also reflect, on an allocated basis, the Certificate's annual $35 Certificate Maintenance Charge. Both yields do not reflect premium tax charges. The yields would be lower if these charges were included. The following are the standardized formulas:


Yield equals:  (A - B - 1) X  365
                  C            7

Effective Yield Equals:  (A - B)365/7 - 1
                            C
Where:

          A =  the Accumulation Unit value at the end of the 7-day period.


          B = hypothetical Certificate Maintenance Charge for the 7-day period. The assumed annual CIF charge is equal to the $35 Certificate charge multiplied by a fraction equal to the average number of Certificates with CIF Sub-Account value during the 7-day period divided by the average total number of Certificates during the 7-day period. This annual amount is converted to a 7-day charge by multiplying it by 7/365. It is then equated to an Accumulation Unit size basis by multiplying it by a fraction equal to the average value of one CIF Accumulation Unit during the 7-day period divided by the average Certificate Value in CIF Sub-Account during the 7-day period.


          C  =   the  Accumulation Unit value at the beginning of  the  7-day period.


The yield formula assumes that the weekly net income generated by an investment in the CIF Sub-Account will continue over an entire year. The effective yield formula also annualizes seven days of net income but it assumes that the net income is reinvested over the year. This compounding effect causes effective yield to be higher than the yield.


                            FINANCIAL STATEMENTS


The Variable Account has not yet commenced operations and therefore no financial statements are included. The financial statements of Liberty Life are provided as relevant to its ability to meet its financial obligations under the Certificates.

                       Report of Independent Auditors




The Board of Directors
Liberty Life Assurance Company of Boston

We have audited the accompanying balance sheet of Liberty Life Assurance Company of Boston (the Company) as of December 31, 1996, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Life Assurance Company of Boston at December 31, 1996, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.






February 28, 1997                                 /s/ Ernst & Young LLP
Boston, Massachusetts

                        Independent Auditors' Report




The Board of Directors
Liberty Life Assurance Company of Boston:

We have audited the accompanying balance sheet of Liberty Life Assurance Company of Boston as of December 31, 1995, and the related statements of income, stockholders' equity, and cash flows for each of the years in the two-year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Life Assurance Company of Boston as of December 31, 1995 and the results of its operations and its cash flows for each of the years in the two-year period then ended, in conformity with generally accepted accounting principles.




KPMG Peat Marwick LLP
Boston, Massachusetts
February 16, 1996




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                    Liberty Life Assurance Company of Boston

                                 Balance Sheets

                                                        December 31
                                                     1996        1995
                                                      (In Thousands)
Assets
Investments:
  Fixed maturities, available for sale            $1,737,187  $1,522,447
  Equity securities, available for sale                4,122       4,191
  Policy loans                                        45,345      40,672
  Short-term investments                              78,715     121,471
  Other invested assets                               38,281      32,339
Total investments                                  1,903,650   1,721,120

Cash and cash equivalents                             34,372      64,801
Amounts recoverable from reinsurers                   48,800      36,919
Premiums receivable                                    8,421       4,974
Investment income due and accrued                     20,820      17,275
Deferred policy acquisition costs                     77,424      62,762
Other assets                                           7,050       7,545
Assets held in separate accounts                   1,097,040     899,519

Total assets                                      $3,197,577  $2,814,915

Liabilities and Stockholders' Equity:
Liabilities:
  Future Policy benefits                          $  936,842  $  809,042
  Policyholders' and beneficiaries' funds            548,153     441,619
  Policy and contract claims                          30,394      19,344
  Dividends to policyholders                          12,919      12,309
  Experience rating refund reserves                    2,400       1,190
  Liability for participating policies                68,504      65,256
  Federal income taxes payable                           542          -
  Deferred federal income taxes                       73,973      93,158
  Due to Parent                                        8,907       9,334
  Accrued expenses and other liabilities             117,144     191,894
  Liabilities related to separate accounts         1,097,040     899,519
Total liabilities                                  2,896,818   2,542,665

Stockholders' equity:
  Common stock, $312.50 par value; 8,000
     shares authorized, issued and outstanding         2,500       2,500
  Additional paid-in capital                          52,500       2,500
  Net unrealized gains on investments,
    net of federal income taxes of $43,793
    and $66,391                                       81,330     122,875
  Cumulative foreign currency translations,
    net of federal income taxes of $612 and $515       1,139         957
Retained earnings                                    163,290     143,418

Total stockholders' equity                           300,759     272,250

Total liabilities and stockholders' equity        $3,197,577  $2,814,915

See accompanying notes to financial statements.


                    Liberty Life Assurance Company of Boston

                              Statements of Income

                                             Year Ended December 31
                                             1996        1995      1994
                                                (In Thousands)
Revenues:
  Premiums, net                              $283,965  $197,017  $130,606
  Net investment income                       122,527   108,721    97,022
  Realized gains on investments                 6,722     5,091     3,043
  Contractholder charges and assessments        5,759     5,428     4,943
  Other revenues                                4,469     4,323     3,776
Total revenues                                423,442   320,580   239,390

Benefits and expenses:
  Death and other policy benefits             173,281   126,029   110,158
  Recoveries from reinsurers on ceded claims  (11,454)  (10,489)   (5,858)
  Provision for future policy benefits and
   other policy liabilities                   121,347    88,903    41,609
  Interest credited to policyholders           32,252    27,527    18,347
  Change in deferred policy acquisition
    costs                                     (15,247)  (11,101)   (9,921)
  General expenses                             69,926    52,555    38,381
  Insurance taxes and licenses                  6,956     4,997     3,550
  Dividends to policyholders                   12,610    12,277    11,671
Total benefits and expenses                   389,671   290,698   207,937

Income from continuing operations before
  federal income taxes and earnings of
  participating policies                       33,771    29,882    31,453
Federal income taxes                           10,327    10,782    11,003
Income from continuing operations before
  earnings of participating policies           23,444    19,100    20,450

Earnings of participating policies net
  of federal income tax benefit of $2,514
  in 1996, $2,581 in 1995 and $835 in 1994      3,247     3,397     1,545

Income from continuing operations              20,197    15,703    18,905

Discontinued operations:
  Loss from operations on discontinued
  group health, net of federal income
  (benefits) taxes of ($175) in 1996, ($1,236)
  in 1995 and $100 in 1994                       (325)   (2,267)       24

Net income                                   $ 19,872  $ 13,436  $ 18,929

See accompanying notes to financial statements.
                    Liberty Life Assurance Company of Boston

                         Statements of Stockholders' Equity

                    Years Ended December 31, 1996, 1995 and 1994
                                   (In Thousands)

                                        Net
                                    Unrealized  Cumulative
                         Additional  Gains      Foreign
                   Common Paid-In  (Losses) on  Currency    Retained
                   Stock  Capital  Investments Translations Earnings  Total

Balance at
 January 1, 1994    $2,500  2,500    105,774     203     111,053  $222,030

Net income                                                18,929    18,929

Net unrealized
gains (losses) on
investments, net
of deferred
federal income
taxes of ($425)                      (93,500)                      (93,500)

Cumulative foreign
currency translations,
net of deferred
federal income taxes
of ($140)                                        260                   260


Balance at
 December 31, 1994   2,500  2,500     12,274     463     129,982   147,719

Net income                                                13,436    13,436

Net unrealized
gains (losses) on
investments, net
of deferred
federal income
taxes of ($59,758)                   110,601                       110,601

Cumulative foreign
currency translations,
net of deferred
federal income taxes
of ($267)                                        494                   494

Balance at
 December 31, 1995   2,500  2,500    122,875     957     143,418   272,250

Additional Paid-In
  Capital                  50,000                                   50,000

Net income                                                19,872    19,872

Net unrealized
gains (losses) on
investments, net
of deferred
federal income
taxes of $22,598                     (41,545)                      (41,545)

Cumulative foreign
currency translations,
net of deferred federal
income taxes
of ($97)                                           182                  182

Balance at
 December 31, 1996  $2,500 52,500     81,330     1,139   163,290   $300,759

See accompanying notes to financial statements.

                    Liberty  Life Assurance Company of Boston

                              Statements of Cash Flows

                                                Years ended December 31
                                             1996         1995        1994
                                                       (In Thousands)
Cash flows from operating activities:
 Premiums collected                        $ 280,613   $ 197,607 $ 127,716
 Investment income received                   98,899      89,412    80,817
 Other considerations received                10,331       9,421    22,599
 Policyholder claims paid                   (124,297)    (96,494) (123,676)
 Surrender benefits paid                     (33,748)     (5,927)   (5,317)
 Policyholder dividends paid                 (12,008)    (11,685)  (11,081)
 General expenses paid                       (67,834)    (56,736)  (41,915)
 Insurance taxes and licenses paid            (3,959)     (6,000)   (6,346)
 Federal income taxes paid, including
   capital gains taxes                        (5,858)    (12,878)   (4,897)
 Intercompany net receipts                      (426)      9,201   (16,620)
 Other receipts (payments)                    12,218      (2,782)   (6,904)
Net cash flows provided by operating
   activities                                153,931     113,139    14,376

Cash flows from investing activities:
 Proceeds from fixed maturities sold         128,493      41,763    66,835
 Proceeds from fixed maturities matured       91,292      75,084   124,347
 Cost of fixed maturities acquired          (480,206)   (224,725) (315,121)
 Proceeds from equity securities sold        125,997      87,449    45,632
 Cost of equity securities acquired         (122,197)    (86,390)  (45,898)
 Change in policy loans                       (4,673)     (4,087)   (3,827)
 Investment cash in transit                      126        (182)       34
 Proceeds from short-term investments
    sold or matured                          833,144     485,257   902,371
 Cost of short-term investments acquired    (790,040)   (566,870) (879,643)
 Proceeds from other long-term investments
    sold                                       5,997       4,320     2,657
 Cost of other long-term investments
    acquired                                  (6,904)    (13,427)   (5,772)
Net cash used in investing activities       (218,971)   (201,808) (108,385)

Cash flows from financing activities:
 Additional paid-in capital                   50,000         -         -
 Policyholders' deposits on investment
    contracts                                139,579      62,019   124,565
 Policyholders' withdrawals from
    investment contracts                     (65,343)    (62,314)  (30,608)
 Change in securities loaned                 (89,625)    148,710    93,957

Net cash provided by financing activities     34,611     148,415       (52)

Change in cash and cash equivalents          (30,429)     59,746     5,107
Cash and cash equivalents,
  beginning of year                           64,801       5,055

Cash and cash equivalents, end of year     $  34,372   $  64,801 $   5,055

Reconciliation of net income to net cash
   flows from operating activities:
Net income                                 $  19,872   $  13,436 $  18,929

Adjustments to reconcile net income to
  net cash flows from operating
  activities:
   Realized capital gains on investments      (6,722)     (5,091)   (3,211)
   Accretion of bond discount                (20,271)    (17,822)  (16,297)
   Interest credited to policyholders         32,252      27,543    18,347
   Changes in assets and liabilities:
     Proceeds from securities loaned          89,625    (148,710)      -
     Amounts recoverable from reinsurers     (11,881)      4,897   (16,735)
     Premiums receivable                      (3,447)        413      (418)
     Investment income due and accrued        (3,545)     (1,409)   (1,336)
     Deferred policy acquisition costs       (15,247)    (10,888)   (9,921)
     Other assets                                495       1,354    (1,846)
     Future policy benefits                  127,800      88,924    45,660
     Policy and contract claims               11,050      (1,523)     (494)
     Dividends to policyholders                  610         567       590
     Experience rating refund liabilities      1,210        (510)      550
     Liability for participating policies      3,248       3,397     1,544
     Federal income taxes payable                542      (5,830)    4,643
     Deferred federal income taxes             3,805       3,235     1,563
     Due to Parent                              (427)      9,201   (16,620)
     Accrued expenses and other liabilities  (75,038)    151,955    (5,454)

Net cash flows provided by
     operating activities                  $ 153,931   $ 113,139 $  14,376

See accompanying notes to financial statements.

                    Liberty  Life Assurance Company of Boston

                         Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (In Thousands)

1.   Nature of Operations and Significant Accounting Policies

Organization

Liberty Life Assurance Company of Boston ("The Company") is domiciled in the Commonwealth of Massachusetts. The Company is directly owned 100% by Liberty Mutual Property-Casualty Holding Corporation, a subsidiary directly owned 90% by Liberty Mutual Insurance Company and 10% by Liberty Mutual Fire Insurance Company ("Liberty Mutual").

The Company insures life, annuity and accident and health risks for groups and individuals. The Company also issues structured settlement contracts and administers separate account contracts. The Company is licensed and sells its products in all 50 states, the District of Columbia, and Canada.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual amounts could subsequently differ from such estimates.

Investments

Fixed maturity and equity securities are classified as available for sale and are carried at fair value. Unrealized gains and losses on fixed maturity and equity securities are reported as a separate component of stockholders' equity, net of applicable deferred income taxes.

For the mortgage-backed bond portion of the fixed maturity investment portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments over the estimated economic life of the security. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments and any resulting adjustments are included in investment income.

Short-term investments include investments with maturities of less than one year at the date of acquisition.

Other invested assets, specifically investments in limited partnerships, are accounted for using the equity method.

Policy loans are reported at unpaid loan balances.

Realized   capital  gains  and  losses  are  determined   on   the   specific
identification basis.

Deferred Policy Acquisition Costs

Policy acquisition costs are the costs of acquiring new business which vary with, and are primarily related to, the production of new business. Such costs include commissions, costs of policy underwriting, and variable agency expenses. Acquisition costs related to traditional life insurance and certain long-duration group accident and health insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins. Deferred policy acquisition costs are adjusted for amounts relating to unrealized gains and losses on fixed maturity and equity securities the Company has designated as available for sale. This adjustment, net of tax, is included with the change in net unrealized gains or losses that is credited or charged directly to stockholders' equity. Deferred policy acquisition costs have decreased for this adjustment by $585 and $2,834 at December 31, 1996 and 1995, respectively.

The Company began deferring acquisition costs relating to group life and disability insurance as of January 1, 1995. Costs relating to these policies are amortized straight line over a five year period. Anticipated premium revenue was estimated using the same assumptions which were used for computing liabilities for future policy benefits.

Recognition of Traditional Life Premium Revenue and Related Expenses

Premiums on traditional life insurance policies are recognized as revenue when due. Benefits and expenses are associated with premiums so as to result in the recognition of profits over the life of the policies. This association is accomplished by providing liabilities for future policy benefits and the deferral and subsequent amortization of acquisition costs.

Recognition of Universal Life Revenue and Policy Account Balances

Revenues from universal life policies represent investment income from the related invested assets and amounts assessed against policyholders. Included in such assessments are mortality charges, surrender charges paid and administrative fees. Policy account balances consist of consideration received plus credited interest, less accumulated policyholder charges, assessments and withdrawals. Credited interest rates were between 5.75% and 6.3% in 1996 and between 6.3% and 6.5% in 1995 and 1994.

Investment Contracts

The Company writes certain annuity and structured settlement contracts without mortality risk which are accounted for as investment contracts. Revenues for investment contracts consist of investment income from the related invested assets, with profits recognized to the extent investment income earned exceeds the amount credited to the contract. This method of computing the liability for future policy benefits effectively results in recognition of profits over the benefit period. Policy account balances consist of consideration received plus credited interest less policyholder withdrawals. Credited interest rates were between 5.35% and 7.05% in 1996, between 5.6% and 7.25% in 1995, and between 5.0% and 5.25% in 1994 for annuity contracts. Credited interest rates were between 6.2% and 11.4% in 1996, 1995 and 1994 for structured settlement contracts.

Future Policy Benefits

Liabilities for future policy benefits for traditional life policies have been computed using the net level premium method based on estimated future investment yield, mortality and withdrawal experience. Interest rate assumptions were between 4.5% and 10.25% for all years of issue. Mortality assumptions have been calculated principally on an experience multiple applied to the 1955-60 and 1965-70 Select and Ultimate Basic Tables for issued prior to 1986, the 1986 Bragg Non-Smoker/Smoker Select and Ultimate Basic Tables for 1986 to 1992 issues, and the 1991 Bragg Non-Smoker/Smoker Select and Ultimate Basic Tables for 1993 and subsequent issues. Withdrawal assumptions are generally based on the Company's experience.

The liability for future policy benefits with respect to structured settlement contracts with life contingencies and single premium group annuities (group pension) is determined based on interest crediting rates between 6.2% and 11.4%, and the mortality assumptions are based on the 1971 GAM and IAM tables.

Future policy benefits for long-term disability cases are computed using the 1987 Commissioners' Group Disability Table adjusted for the Company's experience.

Policy and Contract Claims

Accident and health business policy and contract claims principally include claims in course of settlement and claims incurred but not reported, which are determined based on a formula derived as a result of the Company's past experience. Claims liabilities may be more or less than the amounts paid when the claims are ultimately settled. Such differences are considered changes in estimates and are recorded in the statement of income in the year the claims are settled.

Reinsurance

All  assets  and  liabilities  related to  reinsurance  ceded  contracts  are
reported   on  a  gross  basis  in  the  accompanying  balance  sheets.   The
accompanying statements of operations reflect premiums, benefits and settlement expenses net of reinsurance ceded.

Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for original policies issued and the terms of the reinsurance contracts.

Federal Income Taxes

The Company has adopted the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Participating Policies

Participating policies approximate 33% and 35% of life insurance in force at December 31, 1996 and 1995, respectively, and 18% and 56% of individual life insurance premium revenue in 1996 and 1995, respectively. Dividends to participating policyholders are calculated as the sum of the difference between the assumed mortality, interest and loading, and the actual experience of the Company relating to participating policyholders. As a result of statutory regulations, the major portion of earnings from participating policies inures to the benefit of the participating policyholders and is not available to stockholders. Undistributed earnings of the participating block of business is represented by the liability for participating policies in the accompanying balance sheets. The payment of dividends to stockholders is further restricted by insurance laws of the Commonwealth of Massachusetts.

Foreign Currency Translations

The Company enters into certain transactions that are denominated in a currency other than the U.S. dollar. Functional currencies are assigned to foreign currencies. The resulting translation adjustments from such transactions are accumulated and then converted to U.S. dollars. The unrealized gain or loss from this translation is recorded as a separate component of stockholders' equity, net of deferred federal income taxes. The translations are calculated using current exchange rates for the balance sheet and average exchange rates for the statement of operations.

Separate Accounts

Separate account assets and liabilities reported in the accompanying balance sheets represent funds that are separately administered, principally for annuity contracts, and for which the contractholder, rather than Liberty Life Assurance, bears the investment risk. Separate account contractholders have no claim against the assets of the general account of Liberty Life Assurance. Separate account assets are reported at market value. The operations of the separate accounts are not included in the accompanying financial statements. Fees charged on separate account policyholder deposits are included in other income.

Reclassification

Certain 1995 balances have been reclassified to permit comparison with the 1996 presentation.

2.   Investments

Fixed Maturities

The amortized cost, gross unrealized gains and losses, and fair value of investments in fixed maturities are summarized as follows:

                                              December 31, 1996
                                              Gross       Gross
                                 Amortized  Unrealized  Unrealized   Fair
                                    Cost      Gains      Losses     Value
U.S. Treasury securities and
   obligations of U.S government
   corporations and agencies      $ 408,214  $ 86,080  $ (1,195) $  493,099
Debt securities issued by
   foreign governments               24,762        87      (256)     24,593
Corporate securities                614,901    29,667    (3,864)    640,704
U.S. government guaranteed
   mortgage-backed securities       567,343    16,402    (4,954)    578,791

Total fixed maturities           $1,615,220  $132,236  $(10,269) $1,737,187

                                             At December 31, 1995
                                             Gross       Gross
                                Amortized  Unrealized  Unrealized   Fair
                                   Cost      Gains      Losses     Value
U.S. Treasury securities and
   obligations of U.S government
   corporations and agencies    $  380,296  $116,737  $    (37)  $  496,996
Debt securities issued by
   foreign governments              19,651     1,839        (7)      21,483
Corporate securities               313,686    18,727    (2,797)     329,616
U.S. government guaranteed
   mortgage-backed securities      621,282    53,523      (453)     674,352

Total fixed maturities          $1,334,915  $190,826  $ (3,294)  $1,522,447

The amortized cost and fair value of the Company's investment in fixed maturities by contractual maturity is summarized as follows:

                                                   At December 31, 1996
                                                Amortized          Fair
                                                  Cost             Value
  Maturity in one year or less                  $   29,651      $   30,279
  Maturity after one year through five years       169,258         172,798
  Maturity after five years through ten years      313,404         335,973
  Maturity after ten years                         535,564         619,346
  U.S. government guaranteed mortgage-
    backed securities                              567,343         578,791

Total fixed maturities                          $1,615,220      $1,737,187

The expected maturities in the foregoing table may differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Gross gains of $1,462 and $811, and gross losses of $1,411, and $445 were realized on the sales of fixed maturities respectively.

At December 31, 1996, bonds with an admitted asset value of $14,232 were on deposit with state insurance departments to satisfy regulatory requirements.

Equity Securities and Other Invested Assets

Unrealized gains and losses on investments in equity securities, available for sale and other invested assets are recorded in a separate component of stockholders' equity and do not affect operations. The cost, gross unrealized gains and losses on, and the fair value of, those investments are summarized as follows:

                                 At December 31, 1996
                                    Gross     Gross
                                 Unrealized Unrealized  Fair
                          Cost      Gains     Losses   Value

Equity securities        $ 3,098   $ 1,241   $  (217)  $ 4,122
Other invested assets     32,729     6,462      (910)   38,281

Total                    $35,827   $ 7,703   $(1,127)  $42,403

                              At December 31, 1995
                                    Gross     Gross
                                 Unrealized Unrealized  Fair
                          Cost      Gains     Losses   Value

Equity securities        $ 3,086   $ 1,105        --   $ 4,191
Other invested assets     28,874     4,045   $  (580)   32,339
Total                    $31,960   $ 5,150   $  (580)  $36,530

Net Investment Income

Major categories of the Company's net investment income are summarized as follows:

                                                 Year ended December 31
                                              1996      1995       1994
Investment income:
  Fixed maturities                          $118,365   $104,779    $ 95,837
  Equity securities                               83        214          22
  Policy loans                                 2,672      2,397       2,111
  Short-term investments and cash equivalents  1,633      2,034       1,711
  Other invested assets                        1,476        878         342
Gross investment income                      124,229    110,302     100,023

 Less: Investment expenses                     1,702      1,581       1,942
      Discontinued operations                    --         --        1,059
   Net investment income                    $122,527   $108,721    $ 97,022

Realized Capital Gains on Investments

Realized capital gains on investments were derived from the following sources:

                                               Year ended December 31
                                              1996       1995       1994
Fixed maturities                           $     61   $    366   $  1,752
Equity securities                             3,812      3,441        434
Short-term investments                         --          --         (4)
Other invested assets                         2,849      1,284      1,029

Less: Discontinued operations                              --         168
Realized capital gains on investments      $  6,722   $  5,091   $  3,043

Concentration of Investments

There were no investments in a single entity's fixed maturities in excess  of
ten   percent  of  stockholders'  equity  at  December  31,  1996  and  1995, respectively.

3.   Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. Reinsurance assumed is not significant. The ceded reinsurance agreements provide the Company with increased capacity to write larger risks and maintain its exposure to loss within capital resources.

The Company generally reinsures risks on life insurance policies over two hundred fifty thousand dollars as well as selected risks of lesser amounts. Life insurance in force and premium information is summarized as follows:

                                      Year ended December 31, 1996
                                           Assumed    Ceded to
                               Direct     From Other     Other      Net
                               Amount     Companies    Companies   Amount

Life insurance in force      $25,127,732  $64,767   $1,699,677  $23,492,822

Premiums:
 Group life and disability   $   193,209  $    55       10,070      183,194
 Individual life and annuity     103,191    2,939        5,536      100,594
 Group pension                       177      -             -           177

Total premiums               $   296,577  $ 2,994   $   15,606  $   283,965

                                       Year ended December 31, 1995
                                            Assumed   Ceded to
                               Direct     From Other    Other        Net
                               Amount     Companies   Companies     Amount

Life insurance in force     $17,374,371  $56,753    $1,110,191  $16,320,933

Premiums:
 Group life and disability  $   105,415  $    68    $   12,223  $    93,260
 Individual life and annuity    103,732      123         2,477      101,378
 Group pension                    2,379       -             -         2,379

Total premiums              $   211,526  $   191    $   14,700  $   197,017

Amounts payable or recoverable for reinsurance on policy and contract liabilities are not subject to periodic or maximum limits. At December 31, 1996, the Company's reinsurance recoverables are not material and no individual reinsurer owed the Company an amount that was equal to or greater than 3% of the Company's surplus.

Amounts recoverable from reinsurers are presented as an asset in the accompanying financial statements and are summarized as follows:

                                                       At December 31
                                                    1996           1995

Group life and health                            $  25,952      $  19,377
Individual life and annuity                         22,848         17,542

Total amounts recoverable from reinsurers        $  48,800      $  36,919

4.   Federal Income Taxes

The Company is included in a consolidated federal income tax return with Liberty Mutual and its other subsidiaries. Under a written tax sharing agreement, approved by the Board of Directors, Liberty Mutual collects from and refunds to the subsidiaries the amount of taxes or benefits determined as if Liberty Mutual and the subsidiaries filed separate returns.

Federal income tax expense (benefit) attributable to income from operations was composed of the following:

                                        Year ended December 31
                                        1996      1995      1994
Continuing operations:
  Current                             $ 7,011    $ 7,848   $ 9,559
  Deferred                              3,316      2,934     1,444

Federal income tax (benefit) expense  $10,327     10,782   $11,003

                                        Year ended December 31
                                         1996      1995      1994
Discontinued operations:
  Current                              $  (175)  $ (1,236)  $   (19)
  Deferred                                   0          0       119

Federal income tax (benefit) expense   $  (175)  $ (1,236)  $   100

A reconciliation of federal income tax expense as recorded in the statements of income with expected federal income tax expense computed at the applicable federal tax rate of 35% is summarized as follows:

                                             Year ended December 31
                                               1996      1995     1994
Expected income tax expense                   $ 11,820  $ 10,458  $11,009
 Adjustments to income taxes resulting from:
    Reconciliation of prior year tax return     (1,226)      401        -
    Other, net                                    (267)      (77)      (6)

Federal income tax expense                    $ 10,327   $10,782  $11,003

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred liabilities are summarized as follows:

                                                 Year ended December 31
                                                 1996       1995       1994
Deferred tax assets:
  Dividends to policyholders                 $  3,349  $  3,230   $  3,242
  Experience rating reserves                        -        14        102
  Unearned interest on policy loans               303       283        -
  Unearned group premium adjustment               962       585        448
  Accrued surrender charges on deposit funds      401         -        -
  1987 disability reserve tax adjustment            -       215        334
  Other                                            60        29        281
Total deferred tax assets                       5,075     4,356      4,407

Deferred tax liabilities:
  Future policy benefits                      (11,760)  (11,181)   (12,002)
  Deferred acquisition costs                  (18,818)  (16,201)   (13,742)
  Bonds purchased at market discount           (2,273)   (1,769)    (1,509)
  Bonds market valuation adjustment           (41,493)  (64,788)    (5,916)
  Unrealized gain on other long-term
     investments                               (2,300)   (1,603)      (717)
  Reconciliation of taxes on other long-term
     investments                                 (951)     (829)      (134)
  Cumulative foreign currency translations       (612)     (515)      (248)
  Deferred and uncollected premium adjustment    (653)     (565)      (337)
  Experience rating reserves                     (133)        0          0
  Other                                           (55)      (63)         -
Total deferred tax liabilities               $(79,048) $(97,514)  $(34,605)

Net deferred tax liability                   $(73,973) $(93,158)  $(30,198)

The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets, and, therefore, no such valuation allowance has been established.

Prior to 1984, a portion of the Company's income was not taxed, but was accumulated in a "policyholders' surplus account". In the event that those amounts are distributed to stockholders', or the balance of the account exceeds certain limitations under the Internal Revenue Code, the excess amounts would become taxable at current rates. The policyholders' surplus account balance at December 31, 1996 was approximately $4,000. Management does not intend to take actions nor does management expect any events to occur that would cause federal income taxes to become payable on that amount. However, if such taxes were assessed, the amount of taxes payable would be approximately $1,400.

5.    Unpaid Claims Liability for Group Accident and Health Business

The following table provides a reconciliation of the beginning and ending balances of unpaid claim liabilities, net of reinsurance recoverables:

                                                   Year ended December 31
                                                       1996         1995

Unpaid claim liabilities, at beginning of year       $ 102,089  $  76,630
  Less: reinsurance recoverables                           203        444
Net balance at beginning of year                       101,886     76,186

Claims incurred related to:
  Current year                                         104,526     52,747
  Prior years                                           18,176      6,813
Total incurred                                         122,702     59,560

Claims paid related to:
  Current year                                          34,342     15,413
  Prior years                                           27,449     18,447
Total paid                                              61,791     33,860

Net balance at end of year                             162,797    101,886

  Plus: reinsurance recoverables                           238        203

Balance, Unpaid claim liabilities,at end of year     $ 163,035  $ 102,089

During 1996, approximately $17,000 of long-term disability business was accepted from unaffiliated companies through buyout contracts. In return for future premiums, as underwritten by the Company, the Company accepted the risk for covered lines under those contacts, including certain claims which were already in payment status. These claims, which were incurred in 1995 or earlier, were not included in the December 31, 1995 claim reserves and liabilities but are included as prior years incurred claims at December 31, 1996. The claims incurred related to prior years increased by $6,813 in 1995 due to changes in estimates of prior year insured events.

6.   Risk-Based Capital and Retained Earnings

Life insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life insurance company is to be determined based on the various risk factors related to it. At December 31, 1996, the Company meets the RBC requirements.

The payment of dividends by the Company to stockholders is limited and cannot be made except from earned profits. The maximum amount of dividends that may be paid by life insurance companies without prior approval of the Commonwealth of Massachusetts Insurance Commissioner is subject to restrictions relating to statutory surplus and net gain from operations.

According to a resolution voted by the Board of Directors of Liberty Life Assurance, not more than the larger of 10% of statutory profits on participating business or fifty cents per thousand dollars of participating business in force in a given year may accrue to the benefit of stockholders. The amount of statutory unassigned surplus (deficit) held for the benefit of participating policyholders is $(1,245) and for the stockholders is $83,428 at December 31, 1996. Dividends paid to policyholders were $12,008 and there were no dividends paid to stockholders in 1996.

7.   Commitments and Contingencies

The Company is named as a defendant in various legal actions arising principally from claims made under insurance policies and contracts. Those actions are considered by the Company in estimating reserves for policy and contract liabilities. The Company's management believes that the resolution of those actions will not have a material effect on the Company's financial position or results of operations.

The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies amounts to be used to pay benefits to policyholders and claimants of insolvent insurance companies. Many states allow these assessments to be credited against future premium taxes. At December 31, 1996 and 1995, the Company has accrued $888 and $842, respectively, of premium tax deductions. The Company recognizes its obligations for guaranty fund assessments when it receives notice that an amount is payable to a guaranty fund. Expenses incurred for guaranty fund assessments were $150 and $472 in 1996 and 1995, respectively.

8.   Separate Accounts

Separate Accounts held by the Company represent primarily funds which are administered for pension plans. The assets consist of common stock, long-term bonds, real estate and short-term investments. Except for long-term bonds which are carried at amortized cost, the assets are carried at estimated fair value. Investment income and changes in asset values do not affect the operating results of the Company. Separate Accounts business is maintained independently from the general account of the Company. The Company provides administrative services for these contracts. Fees earned by the Company related to these contracts included in other considerations were $1,503 and $1,434 for the years ended December 31, 1996 and 1995, respectively.

9.   Employee Benefits

The Company shares personnel with Liberty Mutual which has a non-contributory defined benefit pension plan covering employees who have attained age twenty-one and have completed one year of service. Benefits are based on years of service and the employee's "final average compensation" which is the employee's average annual compensation for the highest five consecutive calendar years during the ten years immediately preceding retirement. Liberty Mutual's funding and accounting policies are to contribute annually the maximum amount that can be deducted for federal income tax purposes and to charge such contributions to expense in the year deductible for income tax purposes. Liberty Mutual's pension cost charged to operations for the entire plan in 1996 and 1995 was $15,541 and $26,432 respectively. The Company's allocated pension cost in 1996 and 1995 was $395 and $628, respectively.

As of January 1, 1996 and 1995, the actuarial present value of accumulated vested and nonvested benefits for the entire plan, based on a valuation interest rate of 8% in 1996 and 1995, approximated $657,550 and $607,595, respectively, and the net assets, at fair market value, available for plan benefits approximated $994,643 and $776,859 in 1996 and 1995, respectively. Assets of the plan consist primarily of investments in life insurance company separate accounts and a collective investment trust fund. At January 1, 1996 and 1995, separate account investments of the Company, included in plan assets at fair market value, amounted to approximately $696,384 and $521,220 respectively.

10.  Postretirement Benefits

Liberty Mutual provides certain health care and life insurance benefits ("postretirement") for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age while working for the Liberty Companies. Alternatively, retirees may elect certain prepaid health care benefit plans. Life insurance benefits are based upon a participant's final compensation subject to the plan maximum.

Liberty Mutual records the costs of its postretirement benefits by the accrual accounting method and has elected to amortize its transition obligation for retirees and fully eligible or vested employees over 20 years. The unamortized transition obligation was $155,840 and $165,580 at December 31, 1996 and 1995, respectively.

Net postretirement benefit costs for Liberty Mutual were approximately $26,239 in 1996 and $30,979 in 1995 and includes the expected cost of such benefits for newly eligible or vested employees, interest cost, gains and losses arising from differences between actuarial assumptions and actual experience, and amortization of the transition obligation. Liberty Mutual made payments of $13,000 in 1996 and $14,000 in 1995, as claims were incurred.

At December 31, 1996 and December 31, 1995, the accrued unfunded postretirement benefit obligation for Liberty Mutual's retirees and other fully eligible plan participants was $59,023 and $45,848, respectively. The accumulated benefit obligation for non-vested employees was $96,742 and $86,357 at December 31, 1996 and 1995, respectively. The discount rates used in determining the accumulated postretirement benefit obligation were 7.25% and 7% in 1996 and 1995, respectively, and the health care cost trend rates were 10.75% and 11.25%, graded to 5% over 10 years, in 1996 and 1995, respectively.

The Company's share of postretirement benefit costs were approximately $236 and $282 for 1996 and 1995, respectively.

The health care cost trend rate assumption has a significant effect on the amount reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the postretirement benefit obligation of the entire plan as of December 31, 1996 by approximately $13,899, and the estimated eligibility cost and interest cost components of net periodic postretirement benefit cost for 1996 by approximately $1,699.

11.  Related Party Transactions

Under a Service Agreement between the Company and Liberty Mutual, the latter provides personnel, office space, equipment, computer processing and other services. The Company reimburses Liberty Mutual for these services at cost, and for any other special services supplied at the Company's request. Substantially all of the Company's insurance expenses incurred in 1996 and 1995 related to this agreement.

The Company insures the group term life and disability risks for Liberty Mutual employees. Premiums associated with these policies amounted to $13,903 and $14,755 in 1996 and 1995, respectively.

The Company insures key officers of Liberty Mutual Group under an Optional Life Insurance Plan. Premiums associated with this plan amounted to $4,967 and $4,278 in 1996 and 1995, respectively.

Liberty Mutual purchased structured settlement annuity contracts, with and without life contingencies, from the Company. Premiums under these contracts amounted to $91,754 and $78,567 in 1996 and 1995, respectively. The related policy and contract reserves with respect to all structured settlement annuity contracts purchased by Liberty Mutual amounted to $441,220 and $386,565 at December 31, 1996 and 1995, respectively.

Liberty Mutual deposited $16,107 and $2,761 with the Company in 1996 and 1995, respectively, to fund certain Liberty Mutual environmental claim transactions. Such amounts have been included in deposit type fund revenues for the years ended December 31, 1996 and 1995, as well as in the liability for premium and other deposit funds.

In 1996, Keyport Life Insurance Company began ceding 100% of the premiums and benefits of certain structured settlement annuity contracts, with and without life contingencies, to the Company. Premiums under these contracts amounted to $3,194 in 1996. The related policy and contract reserves with respect to these structured settlement annuity contracts assumed by the Company amounted to $2,601 at December 31, 1996.

12.  Fair Value of Financial Instruments

Fair values generally represent quoted market value prices for securities traded in the public marketplace, or analytically determined values using bid or closing prices for securities not traded in the public marketplace.

The following methods and assumptions were used by the Company in estimating the "fair value" disclosures for financial instruments in the accompanying financial statements and notes thereto:

Fixed Maturities

Fair values for publicly traded fixed maturities are determined using values reported by an independent pricing service. Fair values of private placement fixed maturities are determined by obtaining market indications from various broker-dealers.

Cash and Short-term Investments

The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Policy Loans

The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Investment Contracts

The fair values for the Company's liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Policy Account Balances

The fair values of the Company's liabilities for insurance contracts other than investment-type contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The carrying amount and fair value of the Company's financial instruments are summarized a follows:

                              December 31, 1996       December 31, 1995
                               Carrying    Fair      Carrying     Fair
                                Amount     Value      Amount      Value
Fixed maturities              $1,737,187 $1,737,187 $1,522,447 $1,522,447
Equity securities                  4,122      4,122      4,191      4,191
Other invested assets             38,281     38,281     32,339     32,339
Policy loans                      45,345     45,345     40,672     40,672
Short-term investments            78,715     78,715    121,471    121,471
Individual and group annuities   153,927    153,742    150,562    149,223
Other policyholder funds
  left on deposit                  8,009      8,009      7,527      7,527

13.  Deferred Policy Acquisition Costs

Details with respect to deferred policy acquisition costs are summarized as follows:

                                             Year ended December 31
                                             1996           1995
Balance, beginning of year                $   62,762     $   54,283
   Additions                                  16,114         14,143
   Amortization                                 (867)        (2,830)
   Valuation adjustment for unrealized
     gain on fixed maturities                   (585)        (2,834)

Balance, end of year                      $   77,424     $   62,762

14.  Segment Information

Revenues and income from continuing operations before federal income taxes and earnings of participating policies for each of the Company's segments are summarized as follows:

                                                 Year ended December 31
                                              1996      1995        1994
Revenues from continuing operations:
  Group life and disability                  $203,911  $108,132  $ 84,872
  Individual life and annuity                 186,696   175,960   116,966
  Group pension                                32,835    36,488    37,552

Total revenues from continuing operations     $423,442  $320,580  $239,390

Income from continuing operations before federal
  income taxes and earnings from participating
  policies:
    Group life and disability                $  8,377  $  5,723  $ 11,559
    Individual life and annuity                24,319    22,444    18,284
    Group pension                               1,075     1,715     1,610

Total income from continuing operations
  before federal income taxes and
  earnings of participating policies         $ 33,771  $ 29,882  $ 31,453

15.  Reconciliation to Statutory-Basis Accounting

The Company is required to file statutory financial statements with state insurance regulatory authorities. Accounting principles used to prepare statutory financial statements differ from the financial statements reported herein which are prepared on the basis of generally accepted accounting principles.

Reconciliations  of  statutory  net  income  and  capital  and  surplus,   as
determined using statutory accounting principles, to the amounts included in the accompanying financial statements are summarized as follows:

                                               Year ended December 31
Net income:                                   1996        1995      1994

Statutory basis, net income                 $  3,554   $  6,952   $  4,289

Increases/(decreases)
  Deferred policy acquisition costs           15,247     11,101      9,921
  Policy reserves                              9,631      2,779      8,971
  Participating policies                      (3,248)    (3,397)    (1,545)
  Deferred federal income taxes               (3,316)    (2,934)    (1,563)
  Deferred premiums                           (1,859)    (1,763)    (1,644)
  Interest maintenance reserve                  (526)      (439)       687
  Other                                          389      1,137       (187)

Net income as reported herein               $ 19,872   $ 13,436   $ 18,929

                                               Year ended December 31
Stockholders' equity:                         1996       1995       1994

Statutory basis, capital and surplus        $137,933   $ 84,441   $ 76,434

Increases/(decreases)
  Deferred policy acquisition costs           77,424     65,597     54,283
  Policy reserves                            102,214     92,583     88,531
  Participating policies                     (68,504)   (65,256)   (61,859)
  Asset valuation reserve                     11,773      9,372      6,969
  Interest maintenance reserve                 4,327      4,853      5,292
  Deferred federal income taxes              (73,973)   (93,158)   (30,198)
  Deferred premiums                          (17,346)   (15,487)    (9,970)
  Net unrealized gain on fixed maturities    121,967    184,696     17,077
  Other                                        4,944      4,609      1,160

Stockholders' equity as reported herein     $300,759   $272,250   $147,719

16.  Discontinued Operations

On December 31, 1993, the Company discontinued its Group Medical insured and administrative services line of business. Substantially all of the insured operating assets and future policy liabilities, as of December 31, 1993, were ceded to Liberty Mutual effective January 1, 1994, until the termination date of the contracts. After termination there is no additional insurance risk associated with this particular line of business and all insured operating assets and future policy liabilities will be extinguished.


<PAGE

                                     PART C

Item 24.  Financial Statements and Exhibits

     (a)  Financial Statements:
          Included in Part B:

            Liberty Life Assurance Company of Boston:

            Balance Sheets for the years ended December 31, 1996
              and 1995.
            Statements  of  Income for the years ended  December
              31, 1996, 1995. and 1994.
            Statements  of Stockholders' Equity  for  the  years
              ended December 31, 1996 and 1995.
            Statements  of  Cash  Flows  for  the  years  ended
              December 31, 1996 and 1995.
            Notes to Financial Statements

     (b)  Exhibits:

     *    (1)  Resolution of the Board of Directors  establishing
               Variable Account J

          (2)  Not applicable

     *    (3a) Principal Underwriter's Agreement

     *    (3b) Specimen Agreement between Principal Underwriter and
               Dealer

          (3c) Manning & Napier Broker/Dealer's Agreement

     *    (4a) Form of Group Variable Annuity Contract of Liberty
               Assurance Company of Boston

     * (4b) Form of Variable Annuity Certificate of Liberty Life Assurance Company of Boston

     *    (4c) Form of Tax-Sheltered Annuity Endorsement

     *    (4d) Form of Individual Retirement Annuity Endorsement

     *    (4e) Form of Corporate/Keogh 401(a) Plan Endorsement

     *    (4f) Form of Unisex Endorsement

          (4g) Specimen Group Variable Annuity Contract of Liberty Life Assurance Company of Boston (M&N)

          (4h) Specimen Variable Annuity Certificate of Liberty
               Life Assurance Company of Boston (M&N)

     *    (5a) Form  of Application for a Group Variable  Annuity
               Contract

     *    (5b) Form  of Application for a Group Variable  Annuity
               Certificate

    **    (6a) Articles of Incorporation of Liberty Life Assurance
               Company of Boston

          (6b) By-Laws of Liberty Life Assurance Company of Boston

          (7)  Not applicable

     *    (8a) Form of Participation Agreement

          (8b) Participation  Agreement Among  Manning  &  Napier
               Insurance Fund, Inc., Manning & Napier Investor Services, Inc., Manning & Napier Advisors, Inc., and Liberty Life Assurance Company of Boston

          (8c) Participation Agreement By and Among Liberty Life Assurance Company of Boston, SteinRoe Variable Investment Trust and Keyport Financial Services Corp.

          (9)  Opinion and Consent of Counsel

          (10) Consents of Independent Auditors

          (11) Not applicable

          (12) Not applicable

     ***  (13) Schedule for Computations of Performance Quotations

     *    (15) Chart of Affiliations

     *    (16) Powers of Attorney

     *    (17) Specimen Tax-Sheltered Annuity Acknowledgement

     *    (18) Administrative Services Agreement

          (27) Financial Data Schedule

* Incorporated by reference to Registration Statement (File No. 333-29811; 811-08269) filed on or about June 18, 1997.

** Incorporated by Reference to the Registration Statement on Form N-4 (Files No. 33-41122; 811-6329) filed on or about June 12, 1991.

***   To be Filed by Amendment.

Item 25.  Officers and Directors of the Depositor.

Name and
Business Address*         Position and Offices with Depositor

Gary L. Countryman        Chairman of the Board & Chief Exec. Officer

Edmund F. Kelly           President and CAO

Morton E. Spitzer         Exec. VP and COO-Individual

Jean M. Scarrow           Exec. VP and COO-Group

J. Phillip Bruen          Vice President

Edwin J. Campbell         Vice President

J. Paul Condrin, III      Vice President

A. Alexander Fontanes     Vice President

Andrew M. Girdwood, Jr.   Vice President

Richard W. Hadley         Vice President

Elizabeth P. Jefferson    Vice President

Richard B. Lassow         Vice President

Merrill J. Mack           Vice President

Douglas T. Maines         Vice President

John S. O'Donnell         Vice President

Gerard A. Paolino         Vice President

Steven M. Sentler         Vice President

John A. Tymochko          Vice President

Barry S. Gilvar           Secretary

Elliot J. Williams        Treasurer

Gerald H. Dolan           Assistant Treasurer

Bernard Gillen            Assistant Treasurer

James W. Jakobek          Assistant Treasurer

Diane S. Bainton          Assistant Secretary

Katherine Desiderio       Assistant Secretary

Christine T. Devine       Assistant Secretary

James R. Pugh             Assistant Secretary

Directors

John B. Conners          J. Paul Condrin, III      Morton E. Spitzer
Gary L. Countryman       Edmund F. Kelly           Jean M. Scarrow
A. Alexander Fontanes    Christopher C. Mansfield

*175 Berkeley Street, Boston, Massachusetts 02117, unless noted otherwise

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

     The Depositor controls the Registrant, and is an affiliate of Keyport Financial Services Corp. (KFSC), a Massachusetts corporation functioning as a broker/dealer of securities. KFSC files separate financial statements.  Both  are  ultimately owned  by  Liberty  Mutual  Insurance
     Company.

     The Depositor is an affiliate of Keyport Advisory Services Corp. (KASC), a Massachusetts corporation functioning as an investment adviser. KASC files separate financial statements and is ultimately owned by Liberty Mutual Insurance Company.

     Chart for the affiliations of the Depositor is Exhibit 15.

Item 27.  Number of Contract Owners.

         None

Item 28.  Indemnification.

           Directors  and  officers  of  the  Depositor  and  the   principal
underwriter  are  covered  persons under Directors  and  Officers/Errors  and
Omissions liability insurance policies. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers under such insurance policies, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the
Depositor of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the variable annuity contracts, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters.

          Keyport Financial Services Corp. (KFSC) is principal underwriter of the SteinRoe Variable Investment Trust and the Keyport Variable Investment Trust, which offer eligible funds for variable annuity and variable life insurance contracts. KFSC is also principal underwriter for Variable
Account K of Liberty Life Assurance Company of Boston and for the KMA Variable Account, Variable Account A and Keyport Variable Account-I of Keyport Life Insurance Company and for the Independence Variable Annuity Account and Independence Variable Life Account of Independence Life and Annuity Company, both are affiliated companies of Liberty Life.

The directors and officers are:

Name and Principal      Position and Offices
Business Address*       with Underwriter

John W. Rosensteel      Chairman of the Board and President

John E. Arant III       Director and Vice President and Sales Officer

William L. Dixon        Vice President-Compliance Officer

Francis E. Reinhart     Director and Vice President-Administration

Rogelio P. Japlit       Treasurer

James J. Klopper        Clerk

Donald A. Truman        Assistant Clerk

     *125 High Street, Boston, Massachusetts 02110.

Item 30.  Location of Accounts and Records.

     Liberty  Life Assurance Company of Boston, 175 Berkeley St., Boston,  MA
02117

     Keyport Life Insurance Company, 125 High St., Boston, MA 02110

Item 31.  Management Services.

     Not applicable.

Item 32.  Undertakings.

      The Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

      The Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

      The Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

      Registrant represents that it is relying on the November 28, 1988 no-action letter (Ref. No. IP-6-88) relating to variable annuity contracts offered as funding vehicles for retirement plans meeting the requirements of
Section 403(b) of the Internal Revenue Code. Registrant further represents that it has complied with the provisions of paragraphs (1) - (4) of that letter. Specimen of acknowledgement form used to comply with paragraph (4) is incorporated by reference to the Registration Statement Form N-4 (Files No. 333-29811; 811-08269) filed on or about June 18, 1997.

Representation

      Depositor represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor. Further, this representation applies to each form of the contract described in a prospectus and statement of additional information included in this Registration Statement.

                                   SIGNATURES

                                   SIGNATURES


     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf, in the City of Boston and Commonwealth of Massachusetts, on this 27th day of June, l997.

                                              Variable Account J
                                              (Registrant)


                                BY: Liberty Life Assurance Company of Boston
                                               (Depositor)



                                BY: /s/Elliot J. WIlliams
                                    Elliot J. Williams, Treasurer

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


/s/GARY L. COUNTRYMAN*              /s/EDMUND F. KELLY*
GARY L. COUNTRYMAN                  EDMUND F. KELLY
Chairman of the Board               President

/s/J. PAUL CONDRIN,III*             /s/ELLIOT J. WILLIAMS        6/27/97
J. PAUL CONDRIN, III                ELLIOT J. WILLIAMS              Date
Director                            Treasurer

/s/JOHN B. CONNERS*
JOHN B. CONNERS
Director

/s/A. ALEXANDER FONTANES*
A. ALEXANDER FONTANES
Director

/s/EDMUND F. KELLY
EDMUND F. KELLY
Director

/s/CHRISTOPHER C. MANSFIELD*
CHRISTOPHER C. MANSFIELD
Director
                                 *BY:   /s/ELLIOT J. WILLIAMS     6/27/97
/s/JEAN M. SCARROW*                      Elliot J. Williams        Date
JEAN M. SCARROW                          Attorney-in-Fact
Director

/s/MORTON E. SPITZER*
MORTON E. SPITZER
Director




*Elliot J. Williams has signed this document on the indicated date on behalf of each of the above Directors and Officers of the Depositor pursuant to powers of attorney duly executed by such persons and included herein as
Exhibit 16 in the Registration Statement (Files No. 333-29811; 811-08269) filed on or about June 18, 1997.





<APEG>

                                 EXHIBIT INDEX

Exhibit                                                          Page


(3c) Manning & Napier Broker/Dealer's Agreement

(4g) Specimen Group Variable Annuity Contract of Liberty Life
     Assurance Company of Boston (M&N)

(4h) Specimen Variable Annuity Certificate of Liberty Life Assurance Company of Boston (M&N)

(8b) Participation Agreement Among Manning & Napier Insurance Fund, Inc., Manning & Napier Investor Services, Inc., Manning &
     Napier Advisors, Inc., and Liberty Life Assurance Company of
     Boston

(8c) Participation Agreement By and Among Liberty Life Assurance
     Company of Boston, SteinRoe Variable Investment Trust and
     Keyport Financial Services Corp.

(9)  Opinion and Consent of Counsel

(10) Consents of Independent Auditors

(27) Financial Data Schedule

                                                        EXHIBIT 3(c)

                                                       MANNING & NAPIER
                                                       BROKER/DEALER'S
                                                       AGREEMENT

Liberty Life Assurance Company of Boston ("Liberty Life"), Keyport Financial Services Corp. ("KFSC") and Manning & Napier Investor Services, Inc. ("M&N") hereby agree as follows:

1. KFSC is a principal underwriter for variable annuity contracts issued by Liberty Life pursuant to separate accounts of Liberty Life and for other contracts issued by Liberty Life that are subject to registration under the Securities Act of 1933.

2. M&N desires to enter into a distribution agreement with KFSC and to have its registered representatives appointed as agents of Liberty Life for the purpose of selling the contract(s) (hereafter "Contracts").

3. M&N certifies that it is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member in good standing of the National Association of Securities Dealers, Inc. (the "NASD"). M&N agrees to abide by all rules and regulations of the NASD and to comply with all applicable state and federal laws and the rules and regulations of authorized regulatory agencies affecting the sale of the Contracts.

4. M&N will select persons associated with it who are to be appointed as agents of Liberty Life to solicit applications for the Contracts in conformance with applicable state and federal laws. No agent will be permitted to solicit for sales of the Contracts in New York or in any other state where Liberty Life is not authorized to sell such Contracts and Liberty Life so notifies M&N. Liberty Life will notify M&N in writing of all jurisdictions in which the Contracts may be sold.

5. All solicitations for the Contracts will be made only by and compensation, if any, for the solicitation of the Contracts shall be paid only to duly authorized agents who possess the required licenses and appointments. Continued solicitation for the Contracts shall be contingent upon the continued qualification of such agents by possession of the required licenses and appointments.

6. M&N shall have the responsibility to supervise all agents appointed under this Agreement and shall indemnify and hold harmless the separate accounts, the eligible mutual funds and their directors and trustees, KFSC, and Liberty Life from any damage or expenses on account of any wrongful act by M&N, its representatives, and agents in connection with the solicitation of Contracts. Liberty Life and KFSC shall indemnify and hold harmless M&N from any damages or expenses on account of any wrongful act by Liberty Life or KFSC.

7. M&N shall review all applications for the Contracts, accept them on M&N's behalf, and promptly forward them to Liberty Life (at the address shown on the then current prospectus for the Contracts) together with any purchase payments received with such applications without deduction for any compensation. Liberty Life has the right to reject any application for a Contract and return any purchase payment made in connection therewith. M&N shall be free to exercise its own judgment in selling Contracts, including the choice of time, place and manner of sale, and shall have no obligation to sell Contracts and failure to sell Contracts shall not be a breach of this Agreement.

8. M&N will offer and sell the Contracts only in accordance with the terms and conditions of the then current prospectuses applicable to the Contracts and the eligible mutual funds and will make no representations not included in the prospectuses or in any authorized supplemental material approved by KFSC and Liberty Life. M&N shall not use or permit to be used supplemental material or advertising media with regard to the Contracts other than with the prior written approval of KFSC and Liberty Life.

9. M&N is performing the acts covered by this Agreement in the capacity of independent contractor and not as an agent or employee of either KFSC or Liberty Life. Neither KFSC nor Liberty Life shall be liable for any obligation, act or omission of M&N.

10. M&N shall be paid by Liberty Life (on behalf of KFSC) compensation for the sale of Contracts as set forth in the attached Compensation Schedule(s). Liberty Life has the right to charge back any such compensation under the conditions stated in such Schedule(s). Any Compensation Schedule can be changed by KFSC and Liberty Life as of a specified date, provided such date is at least 10 days after the date the change is mailed to M&N's last known address. Any such change will apply only to purchase payments received by Liberty Life after the effective date of the change.

11. This Agreement shall take effect as of the date it is signed by Liberty Life, which date is shown below. It shall continue in force from year to year unless it is terminated. This Agreement may be terminated for any reason by any party; such termination will become effective 60 days after the mailing of a notice of termination to the other parties last known address. This Agreement may be terminated by KFSC or Liberty Life for cause (i.e. M&N's violation of any of the terms of this Agreement); such termination will become effective on the 10th day after the mailing of a notice of termination to the M&N's last known address if M&N has not cured the cause by such day. Failure of KFSC or Liberty Life to terminate this Agreement upon knowledge of a cause shall not constitute a waiver of the right to terminate at a later time for such cause provided such cause has not been cured in the interim. This Agreement shall immediately terminate automatically if M&N shall cease to be a member of the NASD or to possess the requisite licenses and appointments, and M&N agrees to immediately notify KFSC and Liberty Life of such an occurrence. No provisions of this Agreement other than numbers 6, 9, 10 and 12 shall continue in force after any termination.

12.  This  Agreement  may  not be assigned by either party  except  with  the written consent of the non-assigning party. This Agreement shall be construed in accordance with the laws of the Commonwealth of Massachusetts.

Keyport Financial Services Corp.     Manning & Napier Investor Services, Inc.
                                     (Name of Broker/Dealer)

BY: ______________________________      BY: ______________________________
                                           (Signature of Authorized Person)

TITLE:____________________________   TITLE:_______________________________

DATE:_____________________________    DATE:_______________________________

Liberty Life Assurance Company of Boston

BY:_______________________________

TITLE:____________________________

DATE:_____________________________

                                                  COMPENSATION  SCHEDULE
                                                  M&N VA (FORM #DVA(1)NY)



      M&N shall be paid 0.0 (zero) percent of each purchase payment received and accepted by Liberty Life under a M&N Variable Annuity Contract for which the application was solicited by a representative of M&N.

                                                       EXHIBIT 4(g)

                  LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

     Read this Contract carefully. This document is a description of the legal contract between the Group Contract Owner and Us.

     A Certificate Owner may return a Certificate to Us within 10 days after receipt by delivering or mailing it to Our Office. The return of the Certificate by mail will be effective when the postmark is affixed to a properly addressed and postage prepaid envelope. This returned Certificate will be treated as if We never issued it and We will refund the Certificate Value plus any amount deducted from the purchase payment before it was allocated to the Variable Account. The Certificate Value will be determined as of the date of surrender (i.e., for a mailed contract, the postmark date).

     The Group Contract, as issued to the Group Contract Owner by Us with any riders or endorsements, alone makes up the agreement under which benefits are paid. The Group Contract may be inspected at the office of the Group Contract Owner. In consideration of any application for a Certificate and the payment of purchase payments, We agree, subject to the terms and conditions of the Group Contract, to provide the benefits described in the Certificate to the Certificate Owner. If a Certificate is In Force on the Income Date, We will begin making income payments to the Annuitant. We will make such payments according to the terms of the Certificate and Group Contract.

     Signed for the Company on the Issue Date at Our Home Office, 175 Berkeley Street, Boston, Massachusetts 02117:


      _________________________              _________________________
          Secretary                               President

     POLICY DESCRIPTION
     This is a GROUP VARIABLE ANNUITY CONTRACT with limited purchase payment flexibility. This contract is nonparticipating with no dividends.

     ANNUITY PAYMENTS AND OTHER VALUES PROVIDED BY THIS CONTRACT, WHEN BASED ON THE INVESTMENT EXPERIENCE OF A SEPARATE ACCOUNT, ARE VARIABLE AND ARE NOT GUARANTEED AS TO DOLLAR AMOUNT. VARIABLE ANNUITY PAYMENTS WILL NOT DECREASE OVER TIME IF THE SEPARATE ACCOUNT (AFTER DEDUCTION OF THE ANNUAL [1.55%] ASSET CHARGE) HAS AN ANNUALIZED INVESTMENT RETURN OF AT LEAST 5.0%. SEE PAGES 12-13 AND 19 FOR FURTHER EXPLANATION. CONTRACT ASSETS ALLOCATED TO THE SEPARATE ACCOUNT INCUR CHARGES OF [1.55%] BEFORE ANNUITY PAYMENTS BEGIN AND [1.40%] ONCE ANNUITY PAYMENTS BEGIN. INCOME, CAPITAL GAINS, AND/OR LOSSES WHETHER OR NOT REALIZED, FROM ASSETS ALLOCATED TO THE SEPARATE ACCOUNT ARE CREDITED TO OR CHARGED AGAINST THE SEPARATE ACCOUNT WITHOUT REGARD TO INCOME, CAPITAL GAINS, AND/OR LOSSES ARISING OUT OF ANY OTHER BUSINESS THE COMPANY MAY CONDUCT.


                              Table of Contents

                                                                     Page

Right to Examine Certificate                                          1
Definitions                                                           2
Contract Schedule                                                     3
General Provisions                                                    5
Variable Account Provisions                                           10
Transfers                                                             13
Partial Withdrawals and Total Surrender                               14
Death Provisions                                                      15
Annuity Provisions                                                    16
Endorsements (if any) are before page                                 22


                                 Definitions


Accumulation Period: The period prior to the Income Date during which Purchase Payments may be made by a Certificate Owner.

Accumulation Unit: An accounting unit used to calculate a Certificate Owner's interest in a Sub-account of the Variable Account during the Accumulation Period.

Adjusted Certificate Value: The Certificate Value less any applicable taxes relating to a Certificate and Certificate Maintenance Charge. This amount is applied to the applicable Annuity Tables to determine Annuity Payments.

Annuitant: The natural person on whose life Annuity Payments are based, and to whom any Annuity Payments will be made starting on the Income Date.

Annuity Options:  Options available for Annuity Payments.

Annuity Payments: The series of payments made to the Annuitant, starting on the Income Date, under the Annuity Option selected.

Annuity Period: The period after the Income Date during which Annuity Payments are made.

Annuity Unit: An accounting unit used to calculate Variable Annuity Payments during the Annuity Period.

Beneficiary: The person(s) or entity(ies) who controls the Certificate if any Certificate Owner dies before the Income Date.


                LIBERTY LIFE ASSURANCE COMPANY OF BOSTON
                   125 High Street, Boston, MA 02110

                               Service Office
                         125 High Street, 11th Floor
                              Boston, MA 02110

                           Contract Schedule

GROUP CONTRACT OWNER               Liberty Insurance Trust
GROUP CONTRACT NUMBER              DVA001NY
GROUP CONTRACT ISSUE DATE               00/00/97
MINIMUM INITIAL PAYMENT            $5,000
MINIMUM ADDITIONAL PAYMENT         $1,000

Charges

Distribution Charge - None

Administrative Charge - None

Mortality and Expense Risk Charge - We deduct 0.000957% of the assets in each Variable Account Sub-account on a daily basis (equivalent to an annual rate of .35%) for Our mortality and expense risks.

Certificate Maintenance Charge - We charge $35 to cover a portion of Our ongoing Certificate maintenance expenses. The charge is incurred at the beginning of the Certificate Year and is deducted on each Certificate Anniversary and at the time of total surrender.

Transfer Charge - Currently none, however, We reserve the right to charge $25 for a transfer if a Certificate Owner makes more than 12 transfers per Certificate Year.

Surrender Charge - None

Initial Purchase Payment Allocation

Currently, Certificate Owners can select 7 Sub-accounts. We reserve the right to increase or decrease the number of available Sub-accounts. The minimum a Certificate Owner may allocate to any Sub-account is 10% of any Purchase Payment. An initial Purchase Payment may be invested as follows:

      Manning & Napier Moderate Growth
      Manning & Napier Growth
      Manning & Napier Maximum Horizon
      Manning & Napier Equity
      Manning & Napier Small Cap
      Manning & Napier Bond
      SteinRoe Cash Income Fund

Transfer Guidelines

Number of Transfers and Transfer Charge: Currently, Certificate Owners are permitted 12 transfers per Certificate Year during the Accumulation Period and 1 transfer every 6 months during the Annuity Period. We reserve the right to change, upon notice, the frequency of transfers a Certificate Owner can make. We also reserve the right to impose a charge for any transfer in excess of 12 per Certificate Year. The transfer charge is shown in the Charges section of the Schedule.

Minimum amount to be transferred: None

Minimum amount which must remain in a Sub-account after transfer: None

Partial Withdrawals

A Certificate Owner may make partial withdrawals during the Accumulation Period without incurring a Surrender Charge.

Minimum withdrawal amount: $300, unless the withdrawal is made pursuant to Our Systematic Withdrawal Program described below, in which case the minimum withdrawal is $100.

Minimum Certificate Value which must remain after a partial withdrawal:
$2,500.

Death Benefits

Adjustment of Certificate Value
When We receive due proof of death of the Certificate Owner, or the Annuitant if the Certificate Owner is a non-natural Person, We will compare, as of the date of death, the Certificate Value to the Death Benefit amount defined in the Certificate Schedule. If the Certificate Value is less than the Death Benefit, We will increase the current Certificate Value by the amount of the difference. Any amount credited will be allocated to the Variable Account based on the Purchase Payment allocation selection that is in effect when We receive due proof of death.

Death Benefit Amount

A Certificate Schedule will contain the following Death Benefit provisions.

Purchase Payment Death Benefit
On the Certificate Date the Death Benefit is the initial Purchase Payment. On subsequent Valuation Dates, the Death Benefit is calculated as follows:

     (1)  Start with the Death Benefit from the prior Valuation Date;
     (2) Add to (1) any additional Purchase Payments paid during the current Valuation Period and subtract from (1) any partial withdrawals (including any associated Surrender Charge incurred) made during the current Valuation Period.

The Variable Separate Account[s]

Sub-accounts investing in shares of mutual funds

Variable Account J is a unit investment trust variable separate account, organized in and governed by the laws of the State of Massachusetts, Our state of domicile. Variable Account J is divided into Sub-accounts. Each Sub-account listed below invests in shares of the corresponding Portfolio of the Eligible Fund shown.

Sub-account                   Eligible Fund and Portfolio

                              Manning & Napier Insurance Fund, Inc.

Moderate Growth               Manning & Napier Moderate Growth Portfolio
Sub-account                   seeks with equal emphasis long-term growth and
                              preservation of capital.

Growth Sub-account            Manning & Napier Growth Portfolio -
                              seeks long-term growth of
                              capital. The secondary objective is the preservation of capital.

Maximum Horizon               Manning & Napier Maximum Horizon Portfolio -
Sub-account                   seeks to achieve the high level
                              of long-term capital growth typically
                              associated with the stock market.

Equity Sub-account            Manning & Napier Equity Portfolio- seeks long-
                              term growth of capital.

Small Cap Sub-account         Manning & Napier Small Cap Portfolio - seeks to
                              achieve long term growth of
                              capital by investing principally in the equity securities of small issuers.

Bond Sub-account              Manning & Napier Bond Portfolio -
                              seeks to maximize total return in the form of both income and capital appreciation by investing in fixed income securities without regard to maturity.

                              SteinRoe Variable Investment Trust

SteinRoe Cash Income          Cash Income Fund - seeks high current income
Sub-account                   from short-term money market instruments
("Money Market" Sub-account)  while emphasizing preservation of capital and maintaining excellent liquidity.


The Fixed Account - None

                        Definitions (continued)

Certificate: The document issued to a Certificate Owner to evidence a Certificate Owner's participation under the Group Contract. The Certificate summarizes the benefits and provisions of the Group Contract.

Certificate Anniversary:  An anniversary of the Certificate Date.

Certificate Date: The date a Certificate is issued to a Certificate Owner. The Certificate Date is shown on the Certificate Schedule.

Certificate Owner: The person who owns a Certificate under the Group Contract. Any Joint Certificate Owners and the Certificate Owner own the Certificate equally with rights of survivorship. All Owners must exercise ownership rights and privileges together, including the signing of Written Requests.

Certificate Value: The sum of the Certificate Owner's interest in the Sub-accounts of the Variable Account and the Fixed Account during the Accumulation Period.

Certificate Year: The first Certificate Year is the annual period which begins on the Certificate Date. Subsequent Certificate Years begin on each Certificate Anniversary.

Eligible Fund:  An investment entity shown on the Certificate Schedule.

Fixed Account: The account We establish to support Fixed Allocations. The Contract Schedule shows whether the Fixed Account is available under the Certificates.

Fixed Account Value: The value of all Fixed Account amounts accumulated under a Certificate prior to the Income Date.

Fixed Allocation: An amount allocated to the Fixed Account that is credited with a Guaranteed Interest Rate for a specified Guarantee Period.

Fixed Annuity: An annuity with a series of payments made during the Annuity Period which are guaranteed as to dollar amount by Us.

General Account: Our general investment account which contains all of Our assets except those in the Variable Account and Our other separate accounts.

Group Contract Owner: The person or entity to which the Group Contract is issued.

Guaranteed Interest Rate: The effective annual interest rate which We will credit for a specified Guarantee Period.

Guarantee Period: The period of year(s) a rate of interest is guaranteed to be credited within the Fixed Account.

Income Date: The date on which Annuity Payments begin. The Income Date is shown on the Certificate Schedule.

In Force: The status of a Certificate before the Income Date so long as it has not been totally surrendered and there has not been a death of a Certificate Owner or Joint Certificate Owner that will cause the Certificate to end within five years of the date of death.

Office:  Our service office shown on the Certificate Schedule.

Person: A human being, trust, corporation, or any other legally recognized entity.

Portfolio: A series of an Eligible Fund which constitutes a separate and distinct class of shares.

Purchase Payment: A payment made by or on behalf of a Certificate Owner with respect to a Certificate.

Sub-account: Variable Account assets are divided into Sub-accounts. Assets of each Sub-account will be invested in shares of a Portfolio of an Eligible Fund, or directly in portfolio securities.

Valuation Date: Each day on which We and the New York Stock Exchange ("NYSE") are open for business, or any other day that the Securities and Exchange Commission requires that mutual funds, unit investment trusts or other investment portfolios be valued.

Valuation Period: The period of time beginning at the close of business of the NYSE on each Valuation Date and ending at the close of business on the next succeeding Valuation Date.

Variable Account:  Our Variable Account(s) shown on the Certificate Schedule.

Variable Annuity: An annuity with payments which vary as to dollar amount in relation to the investment performance of specified Sub-accounts of the Variable Account.

We, Us, Our:  Liberty Life Assurance Company of Boston.

Written Request: A request in writing, in a form satisfactory to Us, and received by Us at Our Office.

                           General Provisions

Purchase Payments

The initial Purchase Payment is due on the Certificate Date. It must be paid at Our Office in United States currency. Coverage under a Certificate does not take effect until We have accepted the initial Purchase Payment during a Certificate Owner's lifetime. Each Purchase Payment after the Certificate Date must be at least the amount shown on the Certificate Schedule. Provided the Certificate Value under a Certificate does not go to zero, a Certificate will stay in force until the Income Date even if a Certificate Owner make no payments after the initial one. We reserve the right to reject any subsequent Purchase Payment.

Allocation of Purchase Payments

An initial Purchase Payment is allocated to the Sub-accounts of the Variable Account, and to the Fixed Account if available, in accordance with the selections made by a Certificate Owner at the Certificate Date. Unless otherwise changed by a Certificate Owner, subsequent Purchase Payments are allocated in the same manner as the initial Purchase Payment. Allocation of Purchase Payments is subject to the terms and conditions imposed by Us. We reserve the right to allocate initial Purchase Payments to the Money Market Sub-account until the expiration of the Right to Examine Certificate period set forth on the first page of the Group Contract and the Certificate.

The Contract

The Group Contract, including the application, if any, and any attached rider or endorsement constitute the entire contract between the Group Contract Owner and Us. All statements made by the Group Contract Owner, any Certificate Owner or any Annuitant will be deemed representations and not warranties. No such statement will be used in any contest unless it is contained in the application signed by the Group Contract Owner or in a written instrument signed by the Certificate Owner, a copy of which has been furnished to the Certificate Owner, the Beneficiary or to the Group Contract Owner.

Only Our President or Secretary may agree to change any of the terms of the Group Contract. Any changes must be in writing. Any change to the terms of a Certificate must be in writing and with Certificate Owner's consent, unless provided otherwise by the Group Contract and the Certificate.

To assure that the Group Contract and the Certificate will maintain their status as a variable annuity under the Internal Revenue Code, We reserve the right to change the Group Contract and any Certificate issued thereunder to comply with future changes in the Internal Revenue Code, any regulations or rulings issued thereunder, and any requirements otherwise imposed by the Internal Revenue Service. The Group Contract Owner and the affected Certificate Owner will be sent a copy of any such amendment.

We reserve the right, subject to the approval of the New York Superintendent of Insurance and compliance with U.S. Laws as currently applicable or subsequently changed, to: (a) operate the Variable Account in any form permitted under the Investment Company Act of 1940, as amended, (the "1940 Act"), or in any other form permitted by law; (b) take any action necessary to comply with or obtain and continue any exemptions from the 1940 Act, or to comply with any other applicable law; (c) transfer any assets in any Sub-account to another Sub-account, or to one or more separate investment accounts, or the General Account; or to add, combine or remove Sub-accounts in the Variable Account; and (d) change the way We assess charges, so long as We do not increase the aggregate amount beyond that currently charged to the Variable Account and the Eligible Funds in connection with a Certificate. If the shares of any of the Eligible Funds should become unavailable for investment by the Variable Account or if in Our judgment further investment in such Portfolio shares should become inappropriate in view of the purpose of the Certificate, We may add or substitute shares of another mutual fund for the Portfolio shares already purchased under the Certificate. No substitution of Portfolio shares in any Sub-account may take place without prior approval of the Securities and Exchange Commission and notice to the affected Certificate Owners, to the extent required by the 1940 Act.

Certificate Owner

A Certificate Owner has all rights and may receive all benefits under a Certificate. A Certificate Owner is the person designated as such on the Certificate Date, unless changed. A Certificate Owner may exercise all rights of a Certificate while it is In Force, subject to the rights of (a) any assignee under an assignment filed with Us, and (b) any irrevocably named Beneficiary.

Joint Certificate Owner

A Certificate can be owned by Joint Certificate Owners. Upon the death of any Certificate Owner or Joint Certificate Owner, the surviving owner(s) will be the primary Beneficiary(ies). Any other beneficiary designation will be treated as a Contingent Beneficiary unless otherwise indicated in a Written Request filed with Us.

Annuitant

The Annuitant is the person on whose life Annuity Payments are based. The Annuitant is the person designated by a Certificate Owner at the Certificate Date, unless changed prior to the Income Date. Any change of Annuitant is subject to Our underwriting rules then in effect. The Annuitant may not be changed in a Certificate which is owned by a non-natural person. A Certificate Owner may name a Contingent Annuitant. The Contingent Annuitant becomes the Annuitant if the Annuitant dies while a Certificate is In Force. If the Annuitant dies and no Contingent Annuitant has been named, We will allow a Certificate Owner sixty days to designate someone other than the Certificate Owner as Annuitant. The Certificate Owner will be the Contingent Annuitant unless the Certificate Owner names someone else. If the Certificate is owned by a non-natural person, the death of the Annuitant will be treated as the death of the Certificate Owner and a new Annuitant may not be designated.

Beneficiary

The Beneficiary is the person who controls the Certificate if any Certificate Owner dies prior to the Income Date. If the Certificate is owned by Joint Certificate Owners, upon the death of any Certificate Owner or Joint Certificate Owner, the surviving owner(s) will become the primary Beneficiary. Any other beneficiary designation will be treated as a Contingent Beneficiary unless otherwise indicated in a Written Request filed with Us. If a Certificate Owner names more than one Person as Primary Beneficiary or as Contingent Beneficiary, and does not state otherwise on an application or in a Written Request to Us, any non-survivors will not receive a benefit. The survivors will receive equal shares. Subject to the rights of any irrevocable Beneficiary(ies), a Certificate Owner may change primary or contingent Beneficiary(ies). A change must be made by Written Request and
will be effective as of the date the Written Request is signed.   We will not
be liable for any payment We make or action We take before We receive the Written Request.

Group Contract Owner

The Group Contract Owner has title to the Group Contract. The Group Contract and any amount accumulated under any Certificate are not subject to the claims of the Group Contract Owner or any of its creditors. The Group Contract Owner may transfer ownership of this Group Contract. Any transfer of ownership terminates the interest of any existing Group Contract Owner.
It does not change the rights of any Certificate Owner. Nothing in the Group Contract shall invalidate or impair any rights granted to the Certificate Owner by the Certificate or New York law.

Change of Certificate Owner, Beneficiary or Contingent Annuitant

While a Certificate is In Force, a Certificate Owner may by Written Request change the primary Certificate Owner, Joint Certificate Owner, primary Beneficiary, Contingent Beneficiary, Contingent Annuitant, or in certain instances, the Annuitant. An irrevocably named Person may be changed only with the written consent of such Person. The change will be effective, following Our receipt of the Written Request, as of the date the Written Request is signed. The change will not affect any payments We make or actions We take prior to the time We receive the Written Request.

Assignment of the Certificate

A Certificate Owner may assign a Certificate at any time while it is In Force. The assignment must be in writing and a copy must be filed at Our Office. A Certificate Owner's rights and those of any revocably named Person will be subject to the assignment. An assignment will not affect any payments We make or actions We take before We receive the assignment. We are not responsible for the validity of any assignment.

Misstatement of Age or Sex

If the age or sex of the Annuitant or any payee has been misstated, We will compute the amount payable based on the correct age and sex. If Annuity Payments have begun, any underpayment(s) that have been made plus interest at a rate of 5% per year will be paid in full with the next Annuity Payment.
Any overpayment plus interest at a rate of 5% per year, unless repaid to Us in one sum, will be deducted from future Annuity Payments otherwise due until We are repaid in full.

Non-Participating

A Certificate does not participate in Our divisible surplus.

Evidence of Death, Age, Sex or Survival

If a Certificate provision relates to the death of a natural Person, We will require proof of death before We will act under that provision. Proof of death shall be: (a) a certified death certificate; or (b) a certified decree of a court of competent jurisdiction as to the finding of death; or (c) a written statement by a medical doctor who attended the deceased; or (d) any other document constituting due proof of death under applicable state law.
If Our action under a Certificate provision is based on the age, sex, or survival of any Person, We may require evidence of the particular fact before We act under that provision.

Protection of Proceeds

No Beneficiary or payee may commute or assign any payments under a Certificate before they are due. To the extent permitted by law, no payments shall be subject to the debts of any Beneficiary or payee or to any judicial process for payment of those debts.

Reports

We will send Certificate Owners a report that shows the Certificate Value at least once each Certificate Year. We will send any other reports that may be required by law.

Taxes

Any taxes paid to any governmental entity relating to a Certificate will be deducted from the Purchase Payments or Certificate Value. We may, in Our sole discretion, delay the deduction until a later date. By not deducting tax payments at the time of Our payment, We do not waive any right We may have to deduct amounts at a later date. We will, in Our sole discretion, determine when taxes relate to a Certificate or to the operation of the Variable Account. We reserve the right to establish a provision for federal income taxes if We determine, in Our sole discretion, that We will incur a tax as a result of the operation of the Variable Account. Such a provision will be reflected in the Accumulation and Annuity Unit Values. We will deduct for any income taxes incurred by Us as a result of the operation of the Variable Account whether or not there was a provision for taxes and whether or not it was sufficient. We will deduct from any payment under a Certificate any withholding taxes required by applicable law.

Regulatory Requirements

All values payable under a Certificate will not be less than the minimum benefits required by the laws and regulations of the states in which the Certificate is delivered.

Suspension or Deferral of Payments

We reserve the right to suspend or postpone payments for a withdrawal, transfer, surrender or death benefit for any period when:

          (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings); or

          (2)  trading on the New York Stock Exchange is restricted;  or

          (3) an emergency exists as a result of which valuation or disposal of the assets and securities of the Variable Account is not reasonably practicable; or

          (4) the Securities and Exchange Commission, by order or pronouncement, so permits for the protection of Certificate Owners;

provided that applicable rules and regulations of the Securities and Exchange Commission govern as to whether the conditions described in (2) and (3) above exist.

We reserve the right to delay payment of amounts allocated to the Fixed Account for up to six months.

                      Variable Account Provisions

The Variable Account

The Variable Account(s) is designated on the Certificate Schedule and consists of assets set aside by Us, which are kept separate from Our general assets and all other variable account assets We maintain. We own the assets of the Variable Account. Variable Account assets equal to reserves and other contract liabilities will not be chargeable with liabilities arising out of any other business We may conduct. We may transfer to Our General Account assets which exceed the reserves and other liabilities of the Variable Account. Income and realized and unrealized gains or losses from assets in the Variable Account are credited to or charged against the account without regard to other income, gains or losses in Our other investment accounts.

The Variable Account assets are divided into Sub-accounts. The Sub-accounts which are available under the Certificate are shown on the Certificate Schedule. The assets of the Sub-accounts of the unit investment trust variable separate account are allocated to the Eligible Fund(s) and the Portfolio(s), if applicable, within an Eligible Fund shown on the Certificate Schedule. The assets of the Sub-accounts of the investment company variable separate account, if applicable, are invested in portfolios of securities designed to meet the objectives of the Sub-Account shown on the Certificate Schedule. We may, from time to time, add additional Sub-accounts, Eligible Funds or Portfolios to those shown on the Certificate Schedule. A Certificate Owner may be permitted to transfer Certificate Values or allocate Purchase Payments to the additional Sub-Accounts, Eligible Funds or Portfolios. However, the right to make such transfers or allocations will be limited by the terms and conditions imposed by Us.

We also have the right to eliminate Sub-accounts from the Variable Account, to combine two or more Sub-accounts or to substitute a new Portfolio for the Portfolio in which a Sub-account invests. A substitution may become necessary if, in Our discretion, a Portfolio or Sub-account no longer suits the purposes of the Group Contract. This may happen: due to a change in laws or regulations or a change in a Portfolio's investment objectives or restrictions; because the Portfolio or Sub-account is no longer available for
investment; or for some other reason.   We will obtain any prior approvals
that may be required from the insurance department of Our state of domicile, the New york Superintendent of Insurance and from the SEC or any other governmental entity before making such a substitution.

When permitted by law, We reserve the right to:

(1)  Deregister a Variable Account under the 1940 Act;
(2) Operate a Variable Account as a management company under the 1940 Act, if it is operating as a unit investment trust;
(3) Operate a Variable Account as a unit investment trust under the 1940 Act, if it is operating as a management company;
(4)  Restrict or eliminate any voting rights as to the account;
(5)  Combine the Variable Account with any other variable account.

Valuation of Assets

The assets of the Variable Account are valued at their fair market value in accordance with Our procedures.

Accumulation Units

A Certificate Owner's Variable Account value will fluctuate in accordance with the investment results of the Sub-accounts to which the Certificate Owner has allocated his or her Purchase Payments or Certificate Value. In order to determine how these fluctuations affect a Certificate Owner's Certificate Value, We use an Accumulation Unit value. Accumulation Units are used to account for all amounts allocated to or withdrawn from the Sub-accounts of the Variable Account as a result of Purchase Payments, partial withdrawals, transfers, or charges deducted from the Certificate Value. We determine the number of Accumulation Units of a Sub-account purchased or canceled by dividing the amount allocated to, or withdrawn from, the Sub-account by the dollar value of one Accumulation Unit of the Sub-account as of the end of the Valuation Period during which We receive the request for the transaction.

Accumulation Unit Value

The Accumulation Unit Value for each Sub-account was initially set at $10. Subsequent Accumulation Unit Values for each Sub-account are determined by multiplying the Accumulation Unit Value for the immediately preceding Valuation Period by a net investment factor for the Sub-account for the current period. This factor may be greater or less than 1.0; therefore, the Accumulation Unit Value may increase or decrease from Valuation Period to Valuation Period.

We calculate the net investment factor for each Sub-account investing in shares of mutual funds by dividing (a) by (b) and then subtracting (c) where:

(a)   is equal to:
(i) the net asset value per share of the Portfolio in which the Sub-account invests at the end of the Valuation Period; plus
(ii) any dividend per share declared for the Portfolio that has an ex-dividend date within the current Valuation Period.

(b) is the net asset value per share of the Portfolio at the end of the preceding Valuation Period.

(c)   is equal to:
(i) the sum of each Valuation Period equivalent of the annual rate for the Mortality and Expense Risk Charge, for the Administrative Charge, and for the Distribution Charge, if any, which are shown on the Certificate Schedule; plus
(ii) a charge factor, if any, for any tax provision established by Us a result of the operation of the Sub-account.

We calculate the net investment factor for each Sub-account investing directly in securities with the same formula, except:

     (a)  is equal to:
          (i) the value of the assets in the Sub-account at the end of the preceding Valuation Period; plus
         (ii) any investment income and capital gains, realized or unrealized, credited to the assets during the current Valuation Period; less
        (iii) any capital losses, realized or unrealized, charged against the assets during the current Valuation Period; less
         (iv) all operating and investment expenses relating to the assets that are incurred during the current Valuation Period.

     (b) is the value of the assets in the Sub-account at the end of the preceding Valuation Period.

Mortality and Expense Risk Charge

Each Valuation Period We deduct a Mortality and Expense Risk Charge from each Sub-account of the Variable Account which is equal, on an annual basis, to the amount shown on the Certificate Schedule. The Mortality and Expense Risk Charge compensates Us for assuming the mortality and expense risks with respect to the Certificates We issue. We guarantee the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality or expense experience.

Administrative Charge

Each Valuation Period We deduct an Administrative Charge from the Variable Account which is equal, on an annual basis, to the amount shown on the Certificate Schedule. The Administrative Charge compensates Us for the costs associated with administration of the Variable Account and the Certificates We issue.

Distribution Charge

Each Valuation Period We deduct a Distribution Charge from the Variable Account which is equal, on an annual basis, to the amount shown on the Certificate Schedule. The Distribution Charge compensates Us for the costs associated with the distribution of the Certificates We issue.

Certificate Maintenance Charge

We deduct a Certificate Maintenance Charge from the Certificate Value by canceling Accumulation Units from each applicable Sub-account to reimburse Us for expenses relating to the maintenance of the Certificate. We will deduct the Certificate Maintenance Charge from the Sub-accounts of the Variable Account in the same proportion that the amount of Certificate Value in each Sub-account bears to the Certificate Value. The Certificate Maintenance Charge is shown on the Certificate Schedule. The Certificate Maintenance Charge will be deducted from the Certificate Value on each Certificate Anniversary during the Accumulation Period.

If a total surrender is made on a date other than a Certificate Anniversary, the Certificate Maintenance Charge will be deducted at the time of surrender.

During the Annuity Period, the Certificate Maintenance Charge will be deducted on a pro-rata basis from each Annuity Payment.

                               Transfers

Transfers:    Subject to any limitation We impose on the number of transfers permitted in a Certificate Year, a Certificate Owner may transfer all or part of Certificate Owner's Certificate Value among the Sub-accounts and the Fixed Account, if any, by Written Request or by telephone without the imposition of any fees or charges. Transfers among the Sub-accounts and the Fixed Account are permitted only during the Accumulation Period. The number of permitted transfers, and the charge for transfers in excess of that number, are shown on the Certificate Schedule. All transfers are subject to the following:

     (1) If more than the number of free transfers, shown on the Certificate Schedule, are made in a Certificate Year, We will deduct a transfer charge, shown on the Certificate Schedule, for each subsequent transfer. The transfer fee will be deducted from the Sub-account from which the transfer is made. However, if Certificate Owner transfers his or her entire interest in a Sub-account, the transfer fee will be deducted from the amount transferred. If a Certificate Owner makes a transfer from more than one Sub-account, any transfer fee will be allocated pro-rata among such Sub-accounts in proportion to the amount transferred from each. The deduction of any fees We impose on such transfers will not exceed the maximum listed on page 3.

     (2) During the Annuity Period, transfers of values between Sub-accounts will be made by converting the number of Annuity Units being transferred to the number of Annuity Units in the Sub-account to which a transfer is made, so that the next Annuity Payment, if it were made at that time, would be the same amount that it would have been without the transfer. Thereafter, Annuity Payments will reflect changes in the value of the new Annuity Units.

     (3) The minimum amount which can be transferred is shown on the Certificate Schedule. The minimum amount which must remain in a Sub-account after a transfer is shown on the Certificate Schedule.

     (4) If 100% of the value of any Sub-account is transferred and the current allocation for Purchase Payments includes that Sub-account, the allocation for future Purchase Payments will change to reflect a Certificate Owner's allocation of Certificate Value following the transfer.

     (5) We reserve the right, at any time and without prior notice to any party, to terminate, suspend or modify the transfer privileges described above.

We will not be liable for transfers made in accordance with a Certificate Owner's instructions. All amounts and Accumulation Units will be determined as of the end of the Valuation Period in which We receive the request for transfer.

                Partial Withdrawals and Total Surrender

Partial Withdrawals

During the Accumulation Period while the Certificate is In Force, a Certificate Owner may, upon Written Request, make a partial withdrawal, subject to the provisions and limitations shown on the Certificate Schedule. For purposes of determining whether a Surrender Charge is applicable to a partial withdrawal:

     (1) A partial withdrawal will first be taken from the portion of a Certificate Owner's Certificate Value which is in excess of Purchase Payments, and then from Purchase Payments; and

     (2) We will allocate partial withdrawals to Purchase Payments in the order in which the Purchase Payments were made, starting with the first.

A withdrawal will result in the cancellation of Accumulation Units from each applicable Sub-account in the ratio that a Certificate Owner's interest in the Sub-account bears to his or her Certificate Value in all the Sub-accounts. A Certificate Owner must specify by Written Request in advance if he or she wants Accumulation Units to be canceled in a manner other than the method described above. If there is no value or insufficient value in the Variable Account, then the amount withdrawn, or the insufficient portion, will be deducted from the Fixed Account. If a Certificate Owner has multiple Guarantee Periods, We will deduct such amount from each Guarantee Period's values in the ratio that each Period's values bears to the total Fixed Account Value. A Certificate Owner must specify by Written Request in advance if he or she wants multiple Guarantee Periods to be reduced in a manner other than the method described above. Any amount deducted from the fixed account value may be subject to a market value adjustment, if applicable.

Each partial withdrawal must be for an amount not less than the amount shown on the Certificate Schedule. The Certificate Value which must remain in a Certificate is shown on the Certificate Schedule. The Certificate Schedule also shows any charge.

Total Surrender

During the Accumulation Period while the Certificate is In Force, a Certificate Owner may, upon Written Request, make a total surrender of the Certificate Withdrawal Value. The Certificate Withdrawal Value is:

     (1) the Certificate Value as of the end of the Valuation Period during which We receive a Written Request for a withdrawal or surrender; less

     (2)  any applicable taxes not previously deducted; less

     (3)  any Surrender Charge; less

     (4)  any Certificate Maintenance Charge.

The Fixed Account Value, which is a component of the Certificate Value, may be subject to a market value adjustment, if applicable.

We will pay the amount of any withdrawal or surrender within seven days unless the Suspension or Deferral of Payments Provision is in effect.

Death Provisions

Death of Certificate Owner

These provisions apply if, during the Accumulation Period while the Certificate is In Force, the Certificate Owner or any Joint Certificate Owner dies (whether or not the decedent is also the Annuitant) or the Annuitant dies under a Certificate owned by a non-natural Person. The "designated beneficiary" will control the Certificate after such a death. This "designated beneficiary" will be the first Person among the following who is alive on the date of death: Certificate Owner; Joint Certificate Owner; primary Beneficiary; Contingent Beneficiary; and Certificate Owner's estate. If the Certificate Owner and Joint Certificate Owner are both alive, they shall be the "designated beneficiary" together.

If the decedent's surviving spouse (if any) is the sole "designated beneficiary", the surviving spouse will automatically become the new sole Certificate Owner as of the date of the death. And, if the Annuitant is the decedent, the new Annuitant will be any living Contingent Annuitant, otherwise the surviving spouse. The Certificate may stay in force until another death occurs (i.e., until the death of the Certificate Owner or Joint Certificate Owner). Except for this paragraph, all of "Death Provisions" will apply to that subsequent death.

In all other cases, the Certificate may stay in force up to five years from the date of death. During this period, the "designated beneficiary" may exercise all ownership rights, including the right to make transfers or partial withdrawals or the right to surrender the Certificate for its Certificate Withdrawal Value. If this Certificate is still in force at the end of the five-year period, We will automatically end it then by paying to the "designated beneficiary" the Certificate Withdrawal Value without the deduction of any applicable Surrender Charges. If the "designated beneficiary" is not alive then, We will pay any Person(s) named by the "designated beneficiary" in a Written Request; otherwise the "designated beneficiary's" estate.

Death of Annuitant

These provisions apply if during the Accumulation Period while the Certificate is In Force, (a) the Annuitant dies, (b) the Annuitant is not an Owner, and (c) the Owner is a natural person. The Certificate will continue In Force after the Annuitant's death. The new Annuitant will be any living Contingent Annuitant, otherwise the Certificate Owner.

Payment of Benefits

Instead of receiving a lump sum, a Certificate Owner or any "designated beneficiary" may by Written Request direct that We pay any benefit of $2,000 or more under an Annuity Option that meets the following: (a) the first payment to the "designated beneficiary" must be made no later than one year after the date of death; (b) payments must be made over the life of the "designated beneficiary" or over a period not extending beyond that person's life expectancy; and (c) any Annuity Option that provides for payments to continue after the death of the "designated beneficiary" will not allow the successor payee to extend the period of time over which the remaining payments are to be made.

                           Annuity Provisions

General

If the Certificate is In Force on the Income Date, the Adjusted Certificate Value will be applied under the Annuity Option selected by a Certificate Owner. Annuity Payments may be made on a fixed or variable basis or both.

Income Date

The Income Date may be selected by a Certificate Owner. It is shown on the Certificate Schedule. The Income Date can be any time after the Certificate Date for variable payments and any time after the first Certificate Anniversary for fixed payments. The Income Date may not be later than the earlier of when the Annuitant reaches attained age 90 or that required under state law. If no Income Date is selected, it will be the earlier of when the Annuitant reaches attained age 90 or the maximum date permitted under state law, if any.

Prior to the Income Date, a Certificate Owner may change the Income Date by Written Request. Any change must be requested at least 30 days prior to the new Income Date.

Selection of an Annuity Option

An Annuity Option may be selected by a Certificate Owner. If no Annuity Option is selected, Option B will automatically be applied. Prior to the Income Date, a Certificate Owner can change the Annuity Option selected by Written Request. Any change must be requested at least 30 days prior to the Income Date.

Frequency and Amount of Annuity Payments

Annuity Payments are paid in monthly installments unless quarterly, semi-annual or annual payments are chosen. The Adjusted Certificate Value is applied to the Annuity Table for the Annuity Option selected. If the Adjusted Certificate Value to be applied under an Annuity Option is less than $2,000, We reserve the right to make a lump sum payment in lieu of Annuity Payments. If the Annuity Payment would be or becomes less than $100, We will reduce the frequency of payments to a longer interval which will result in each payment being at least $100.

Annuity Options

The following Annuity Options or any other Annuity Option acceptable to Us may be selected:

     OPTION A. ANNUITY FOR A FIXED NUMBER OF YEARS: Annuity Payments for a chosen number of years, not less than 5. If the payee dies during the payment period and the Beneficiary does not desire payments to continue for the remainder of the period, he/she may elect to have the present value of the remaining payments commuted and paid in a lump sum. During the payment period of a Variable Annuity, the payee may elect by Written Request to receive the following amount: (a) the present value of the remaining payments commuted; less (b) any Surrender Charge that may be due by treating the value defined in (a) as a surrender. Instead of receiving a lump sum, the payee may elect another Annuity Option. The amount applied to that Option would not be reduced by the charge defined in (b).

     OPTION B. LIFE ANNUITY WITH PERIOD CERTAIN OF 10 YEARS: Annuity Payments during the lifetime of the payee and in any event for 10 years certain. If the payee dies during the guaranteed payment period and the Beneficiary does not desire payments to continue for the remainder of the guaranteed period, he/she may elect to have the present value of the guaranteed payments remaining commuted and paid in a lump sum.

     OPTION C. JOINT AND SURVIVOR ANNUITY: Annuity Payments payable during the joint lifetime of the payee and a designated second natural person and then during the lifetime of the survivor.

Unless the Annuity Option provides for commutation by the payee, a payee may not withdraw or otherwise end an Annuity Option after it begins. Payments will end upon the payee's death unless the Annuity Option provides for payments continuing to a successor payee. No successor payee may extend the period of time over which the remaining payments are to be made.

Annuity

If a Certificate Owner selects a Fixed Annuity, the Adjusted Certificate Value is allocated to the General Account and the Annuity is paid as a Fixed Annuity. If the Certificate Owner selects a Variable Annuity, the Adjusted Certificate Value will be allocated to the Sub-accounts of the Separate Account in accordance with the selection he or she makes, and the Annuity will be paid as a Variable Annuity. A Certificate Owner can also select a combination of a Fixed and Variable Annuity and the Adjusted Certificate Value will be allocated accordingly. If a Certificate Owner does not select between a Fixed Annuity and a Variable Annuity, any Adjusted Certificate Value in the Variable Account will be applied to a Variable Annuity and any Adjusted Certificate Value in the Fixed Account will be applied to a Fixed Annuity.

The Adjusted Certificate Value will be applied to the applicable Annuity Table contained in the Certificate based upon the Annuity Option a Certificate Owner selects. If, as of the Income Date, the current Annuity Option rates applicable to the class of Certificates issued under the Group Contract provide an initial Annuity Payment greater than the initial Annuity Payment guaranteed under the applicable Annuity Table in the Certificate, the greater payment will be made.

Fixed Annuity

The minimum dollar amount of each Fixed Annuity Payment for each $1,000 of Adjusted Certificate Value is shown in the Annuity Tables. After the initial Fixed Annuity payment, the payments will not change regardless of investment, mortality or expense experience.

Variable Annuity

Variable Annuity Payments reflect the investment performance of the Variable Account in accordance with the allocation of the Adjusted Certificate Value to the Sub-accounts during the Annuity Period. Variable Annuity payments are not guaranteed as to dollar amount.

The dollar amount of the first Variable Annuity payment for each $1,000 of Adjusted Certificate Value is shown in the Annuity Tables. The dollar amount of Variable Annuity payments for each applicable Sub-account after the first Variable Annuity Payment is determined as follows:

          (1) the dollar amount of the first Variable Annuity payment is divided by the value of an Annuity Unit for each applicable Sub-account as of the Income Date. This sets the number of Annuity Units for each monthly payment for the applicable Sub-account. The number of Annuity Units for each applicable Sub-account remains fixed during the Annuity Period;

          (2) the fixed number of Annuity Units per payment in each Sub-account is multiplied by the Annuity Unit Value for that Sub-account for the Valuation Period for which the payment is due.
          This result is the dollar amount of the payment for each applicable Sub-account.

The total dollar amount of each Variable Annuity payment is the sum of all Sub-account Variable Annuity payments reduced by the applicable portion of the Certificate Maintenance Charge.

Annuity Unit

The value of any Annuity Unit for each Sub-Account of the Separate Account was initially set at $10.

The Sub-account Annuity Unit Value at the end of any subsequent Valuation Period is determined as follows:

          (1) the net investment factor calculated as set forth on pages 11-12 (but without the Distribution Charge, if any) for the current Valuation Period is multiplied by the value of the Annuity Unit for the Sub-account for the immediately preceding Valuation Period.

          (2) the result in (1) is then divided by the Assumed Investment Rate Factor which equals 1.00 plus the Valuation Period equivalent of the Assumed Investment Rate for the number of days in the current Valuation Period. The Assumed Investment Rate is equal to 6% per year.

The value of an Annuity Unit may increase or decrease from Valuation Period to Valuation Period.

Using the Tables

Tables 2, 3, 5, and 6 are age-dependent. The amount of the first annuity payment will be based on an age a specified number of years younger than the person's then-attained age (i.e., age last birthday). This age setback is as follows:
Date of First Payment           Age Setback
1996-1999                       1 year
2000-2009                       2 years
2010-2019                       4 years
2020-2029                       5 years
2030 or later                   6 years

We will calculate the amount for a payment frequency other than monthly and for any ages not shown in Tables 2, 3, 5, and 6 in accordance with the next section. Upon request, We will tell a Certificate Owner any such amount.

Basis of Calculation

Tables 1 and 4 are based on interest at 5% and 3%, respectively. Tables 2, 3, 5, and 6 are based on the 1983 Individual Annuity Valuation Tables (sex distinct), with interest at 5% (Tables 2 and 3) and 3% (Tables 5 and 6), projected dynamically with Projection Scale G.

   TABLE 1: FIRST MONTHLY PAYMENT PAYABLE UNDER VARIABLE OPTION 1 FOR EACH
                               $1,000 APPLIED

Years   Payment    Years   Payment     Years    Payment    Years    Payment

5      $18.74       12      $9.16       19      $6.71       25     $5.76
6       15.99       13       8.64       20       6.51       26      5.65
7       14.02       14       8.20       21       6.33       27      5.54
8       12.56       15       7.82       22       6.17       28      5.45
9       11.42       16       7.49       23       6.02       29      5.36
10      10.51       17       7.20       24       5.88       30      5.28
11       9.77       18       6.94

   TABLE 2: FIRST MONTHLY PAYMENT PAYABLE UNDER VARIABLE OPTION 2 FOR EACH
                               $1,000 APPLIED

Age   Male  Female Age   Male  Female Age   Male  Female Age   Male  Female

30   $4.45 $4.34   47  $5.05  $4.78   64  $6.54  $5.98   80  $9.14  $8.67
31    4.47  4.35   48   5.11   4.82   65   6.68   6.10   81   9.29   8.86
32    4.50  4.37   49   5.17   4.87   66   6.82   6.22   82   9.44   9.05
33    4.52  4.39   50   5.23   4.92   67   6.97   6.35   83   9.57   9.23
34    4.55  4.41   51   5.29   4.97   68   7.12   6.49   84   9.69   9.40
35    4.57  4.43   52   5.36   5.02   69   7.28   6.63   85   9.81   9.55
36    4.60  4.45   53   5.43   5.08   70   7.44   6.79   86   9.91   9.69
37    4.63  4.47   54   5.50   5.13   71   7.61   6.95   87  10.01   9.82
38    4.67  4.49   55   5.58   5.20   72   7.78   7.12   88  10.10   9.94
39    4.70  4.52   56   5.67   5.27   73   7.95   7.30   89  10.17  10.04
40    4.74  4.55   57   5.76   5.34   74   8.12   7.48   90  10.24  10.13
41    4.78  4.57   58   5.85   5.41   75   8.30   7.67   91  10.30  10.21
42    4.82  4.60   59   5.95   5.49   76   8.47   7.87   92  10.35  10.27
43    4.86  4.64   60   6.06   5.58   77   8.65   8.07   93  10.39  10.33
44    4.91  4.67   61   6.17   5.67   78   8.82   8.27   94  10.43  10.37
45    4.95  4.70   62   6.29   5.77   79   8.98   8.47   96  10.45  10.41
46    5.00  4.74   63   6.41   5.87

   TABLE 3: FIRST MONTHLY PAYMENT PAYABLE UNDER VARIABLE OPTION 3 FOR EACH
                               $1,000 APPLIED

                          COMBINATION OF AGES

                              FEMALE AGE

       30   35   40   45   50   55   60   65   70   75   80    85    90   95
  30 $4.24$4.28$4.31$4.34$4.36$4.38$4.40$4.42$4.43$4.44$4.45 $4.45 $4.45 $4.46
  35  4.26 4.30 4.35 4.39 4.43 4.47 4.50 4.52 4.54 4.56 4.57  4.57  4.58  4.58
  40  4.28 4.33 4.39 4.45 4.51 4.56 4.61 4.65 4.68 4.71 4.73  4.74  4.75  4.75
M 45  4.29 4.35 4.42 4.50 4.58 4.66 4.74 4.80 4.86 4.90 4.93  4.96  4.97  4.98
A 50  4.30 4.37 4.46 4.55 4.66 4.77 4.88 4.98 5.07 5.14 5.20  5.23  5.25  5.27
L 55  4.31 4.39 4.48 4.59 4.73 4.87 5.03 5.18 5.32 5.44 5.53  5.59  5.63  5.65
E 60  4.32 4.40 4.50 4.63 4.78 4.97 5.18 5.40 5.61 5.80 5.96  6.07  6.13  6.17
  65  4.33 4.41 4.52 4.65 4.83 5.05 5.31 5.61 5.92 6.23 6.50  6.70  6.83  6.90
A 70  4.33 4.42 4.53 4.68 4.87 5.11 5.42 5.80 6.23 6.70 7.14  7.50  7.75  7.90
G 75  4.34 4.42 4.54 4.69 4.89 5.16 5.50 5.95 6.50 7.15 7.83  8.45  8.92  9.23
E 80  4.34 4.43 4.54 4.70 4.91 5.19 5.56 6.06 6.71 7.55 8.52  9.50 10.34 10.93
  85  4.34 4.43 4.55 4.71 4.92 5.21 5.60 6.13 6.86 7.85 9.10 10.52 11.87 12.93
  90  4.34 4.43 4.55 4.71 4.93 5.22 5.62 6.18 6.96 8.06 9.55 11.39 13.34 15.05
  95  4.34 4.43 4.55 4.71 4.93 5.23 5.64 6.21 7.02 8.20 9.86 12.09 14.69 17.20

TABLE 4: MINIMUM MONTHLY PAYMENT PAYABLE UNDER FIXED OPTION A FOR EACH $1,000
                                   APPLIED

Years  Payment  Years  Payment  Years  Payment  Years  Payment

  5     $17.91   12     $8.24    19     $5.73    25     $4.71
  6      15.14   13      7.71    20      5.51    26      4.59
  7      13.16   14      7.26    21      5.32    27      4.47
  8      11.68   15      6.87    22      5.15    28      4.37
  9      10.53   16      6.53    23      4.99    29      4.27
 10       9.61   17      6.23    24      4.84    30      4.18
 11       8.86   18      5.96

TABLE 5: MINIMUM MONTHLY PAYMENT PAYABLE UNDER FIXED OPTION B FOR EACH $1,000
                                   APPLIED

Age  Male  Female  Age  Male  Female  Age  Male  Female  Age  Male  Female
30   $3.12 $2.99   47   $3.82 $3.53   64   $5.40 $4.83   80   $8.15 $7.66
31    3.15  3.01   48    3.88  3.58   65    5.55  4.96   81    8.32  7.86
32    3.18  3.03   49    3.94  3.63   66    5.69  5.08   82    8.47  8.06
33    3.21  3.06   50    4.01  3.68   67    5.85  5.22   83    8.61  8.25
34    3.24  3.08   51    4.08  3.74   68    6.01  5.37   84    8.75  8.43
35    3.27  3.11   52    4.15  3.80   69    6.18  5.52   85    8.87  8.60
36    3.31  3.13   53    4.23  3.86   70    6.35  5.68   86    8.98  8.75
37    3.34  3.16   54    4.31  3.93   71    6.52  5.85   87    9.08  8.88
38    3.38  3.19   55    4.39  4.00   72    6.70  6.03   88    9.18  9.01
39    3.42  3.22   56    4.48  4.07   73    6.89  6.21   89    9.26  9.12
40    3.46  3.25   57    4.58  4.15   74    7.07  6.41   90    9.33  9.21
41    3.51  3.29   58    4.68  4.23   75    7.26  6.61   91    9.40  9.30
42    3.55  3.32   59    4.78  4.32   76    7.44  6.81   92    9.45  9.37
43    3.60  3.36   60    4.89  4.41   77    7.63  7.02   93    9.49  9.43
44    3.65  3.40   61    5.01  4.50   78    7.81  7.23   94    9.53  9.47
45    3.71  3.44   62    5.14  4.61   79    7.98  7.45   95    9.55  9.51
46    3.76  3.49   63    5.27  4.72

TABLE 6: MINIMUM MONTHLY PAYMENT PAYABLE UNDER FIXED OPTION C FOR EACH $1,000
                                   APPLIED

                             COMBINATION OF AGES

                                 FEMALE AGE

       30   35   40   45   50   55   60   65   70   75   80    85   90    95

  30 $2.88$2.93$2.97$3.01$3.04$3.07$3.08$3.10$3.11$3.12$3.12 $3.12 $3.13 $3.13
  35  2.91 2.97 3.03 3.09 3.14 3.18 3.21 3.23 3.25 3.26 3.27  3.27  3.28  3.28
  40  2.93 3.01 3.09 3.17 3.24 3.30 3.35 3.39 3.42 3.44 3.46  3.46  3.47  3.47
  45  2.95 3.04 3.14 3.24 3.34 3.43 3.51 3.58 3.63 3.66 3.69  3.71  3.72  3.72
M 50  2.96 3.06 3.17 3.30 3.43 3.56 3.68 3.79 3.87 3.94 3.98  4.01  4.03  4.03
A 55  2.97 3.07 3.20 3.34 3.50 3.68 3.85 4.02 4.16 4.27 4.34  4.39  4.42  4.44
L 60  2.98 3.09 3.22 3.38 3.56 3.78 4.01 4.25 4.47 4.66 4.80  4.89  4.95  4.98
E 65  2.98 3.09 3.23 3.40 3.61 3.86 4.15 4.48 4.81 5.12 5.37  5.55  5.66  5.72
  70  2.99 3.10 3.24 3.42 3.64 3.92 4.26 4.67 5.13 5.60 6.04  6.38  6.60  6.73
A 75  2.99 3.10 3.25 3.43 3.66 3.96 4.34 4.81 5.39 6.06 6.75  7.35  7.79  8.07
G 80  2.99 3.11 3.25 3.44 3.68 3.99 4.39 4.92 5.60 6.45 7.44  8.42  9.23  9.79
E 85  2.99 3.11 3.26 3.44 3.69 4.00 4.42 4.98 5.73 6.74 8.01  9.44 10.77 11.81
  90  2.99 3.11 3.26 3.45 3.69 4.01 4.44 5.02 5.82 6.93 8.43 10.29 12.25 13.95
  95  2.99 3.11 3.26 3.45 3.70 4.02 4.45 5.04 5.87 7.05 8.73 10.97 13.58 16.11



                                Endorsements

                          To be inserted only by Us







POLICY DESCRIPTION

This is a GROUP VARIABLE ANNUITY CONTRACT with limited purchase payment flexibility. This Contract is non participating with no dividends.

                                                       EXHIBIT 4(h)

                  LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

     Read this Certificate carefully. This document is a description of the legal contract between the Group Contract Owner and Us.

     You may return this Certificate within 10 days after You receive it by delivering or mailing it to Our Office. The return of this Certificate by mail will be effective when the postmark is affixed to a properly addressed and postage prepaid envelope. This returned Certificate will be treated as if We never issued it and We will refund the Certificate Value plus any amount deducted from Your purchase payment before it was allocated to the Variable Account. The Certificate Value will be determined as of the date of surrender (i.e., for a mailed contract, the postmark date).

     This Certificate describes the benefits and provisions of the Group Contract. The Group Contract, as issued to the Group Contract Owner by Us with any riders or endorsements, alone makes up the agreement under which benefits are paid. The Group Contract may be inspected at the office of the Group Contract Owner. In consideration of any application for this Certificate and the payment of purchase payments, We agree, subject to the terms and conditions of the Group Contract, to provide the benefits described in this Certificate to the Certificate Owner.

     If this Certificate is In Force on the Income Date, We will begin making income payments to the Annuitant. We will make such payments according to the terms of the Certificate and Group Contract.

     Signed for the Company on the Issue Date at Our Home Office, 175 Berkeley Street, Boston, Massachusetts 02117:

     _________________________                    _________________________
          Secretary                               President

     POLICY DESCRIPTION

     This is a GROUP VARIABLE ANNUITY CERTIFICATE with limited purchase payment flexibility. This contract is nonparticipating with no dividends.

     ANNUITY PAYMENTS AND OTHER VALUES PROVIDED BY THIS CERTIFICATE, WHEN BASED ON THE INVESTMENT EXPERIENCE OF A SEPARATE ACCOUNT, ARE VARIABLE AND ARE NOT GUARANTEED AS TO DOLLAR AMOUNT. VARIABLE ANNUITY PAYMENTS WILL NOT DECREASE OVER TIME IF THE SEPARATE ACCOUNT (AFTER DEDUCTION OF THE ANNUAL [1.55%] ASSET CHARGE) HAS AN ANNUALIZED INVESTMENT RETURN OF AT LEAST 5.0%. SEE PAGES 12-13 AND 19 FOR FURTHER EXPLANATION. CERTIFICATE ASSETS ALLOCATED TO THE SEPARATE ACCOUNT INCUR CHARGES OF [1.55%] BEFORE ANNUITY PAYMENTS BEGIN AND [1.40%] ONCE ANNUITY PAYMENTS BEGIN. INCOME, CAPITAL GAINS, AND/OR LOSSES WHETHER OR NOT REALIZED, FROM ASSETS ALLOCATED TO THE SEPARATE ACCOUNT ARE CREDITED TO OR CHARGED AGAINST THE SEPARATE ACCOUNT WITHOUT REGARD TO INCOME, CAPITAL GAINS, AND/OR LOSSES ARISING OUT OF ANY OTHER BUSINESS THE COMPANY MAY CONDUCT.



                              Table of Contents

                                                                       Page

Right to Examine Certificate                                             1
Certificate Schedule                                                     2
Definitions                                                              3
General Provisions                                                       5
Variable Account Provisions                                             10
Transfers                                                               13
Partial Withdrawals and Total Surrender                                 14
Death Provisions                                                        15
Annuity Provisions                                                      16
Endorsements (if any) are before page                                   22

                                 Definitions

Accumulation Period: The period prior to the Income Date during which Purchase Payments may be made by a Certificate Owner.

Accumulation Unit: An accounting unit used to calculate a Certificate Owner's interest in a Sub-account of the Variable Account during the Accumulation Period.

Adjusted Certificate Value: The Certificate Value less any applicable taxes relating to a Certificate and Certificate Maintenance Charge. This amount is applied to the applicable Annuity Tables to determine Annuity Payments.

Annuitant: The natural person on whose life Annuity Payments are based, and to whom any Annuity Payments will be made starting on the Income Date.

Annuity Options:  Options available for Annuity Payments.

Annuity Payments: The series of payments made to the Annuitant, starting on the Income Date, under the Annuity Option selected.

Annuity Period: The period after the Income Date during which Annuity Payments are made.

Annuity Unit: An accounting unit used to calculate Variable Annuity Payments during the Annuity Period.

Beneficiary: The person(s) or entity(ies) who controls the Certificate if any Certificate Owner dies before the Income Date.



                  LIBERTY LIFE ASSURANCE COMPANY OF BOSTON
                    175 Berkeley Street, Boston, MA 02117

                               Service Office
                         125 High Street, 11th Floor
                              Boston, MA 02110


                            Certificate Schedule

CERTIFICATE OWNER:                 John Doe, male, 1/1/40
JOINT CERTIFICATE OWNER:           Jane Doe, female, 2/29/40
ANNUITANT:                         John Doe, male, 1/1/40
CONTINGENT ANNUITANT:              None
CERTIFICATE NUMBER:                99999999
INITIAL PURCHASE PAYMENT:          $10,000
MINIMUM INITIAL PAYMENT:           $5,000
MINIMUM ADDITIONAL PAYMENT:        $1,000
CERTIFICATE DATE:                  7/1/96
ISSUE STATE:
IRS PLAN TYPE:                     Non-Qualified
INCOME DATE:                       11/1/2010


Charges

Distribution Charge: None

Administrative Charge: None

Mortality and Expense Risk Charge: We deduct .000957% of the assets in each Variable Account Sub-account on a daily basis (equivalent to an annual rate of 0.35%) for Our mortality and expense risks.

Certificate Maintenance Charge: We charge $35 to cover a portion of Our ongoing Certificate maintenance expenses. The charge is incurred at the beginning of the Certificate Year and is deducted on each Certificate Anniversary and at the time of total surrender.

Transfer Charge: Currently none, however we reserve the right to charge $25 for a transfer if You make more than 12 transfers per Certificate Year.

Surrender Charge: None

Initial Purchase Payment Allocation

Currently, You may select 7 Sub-accounts. We reserve the right to increase or decrease the number of available Sub-accounts. The minimum You may allocate to any Sub-account is 10% of any Purchase Payment. Your initial Purchase Payment has been invested as follows:

      Manning & Napier Moderate Growth            x%
      Manning & Napier Growth                     x%
      Manning & Napier Maximum Horizon            x%
      Manning & Napier Equity                     x%
      Manning & Napier Small Cap                  x%
      Manning & Napier Bond                       x%
      SteinRoe Cash Income Fund                   x%

Transfer Guidelines

Number of Transfers and Transfer Charge: Currently, You are permitted 12 transfers per Certificate Year during the Accumulation Period and 1 transfer every 6 months during the Annuity Period. We reserve the right to change, upon notice, the frequency of transfers You may make. However, you will not be limited to fewer than 4 transfers per Certificate Year during the Accumulation Period and 1 transfer per Certificate Year during the Annuity
Period. We also reserve the right to impose a charge for any transfer in excess of 12 per Certificate Year. The maximum transfer charge we may impose is $25 for any one transfer. The transfer charge is shown in the Charges section of the Schedule.

Minimum amount to be transferred: None

Minimum amount which must remain in a Sub-account after transfer: None

Partial Withdrawals

You may make partial withdrawals during the Accumulation Period without incurring a surrender charge.

Minimum withdrawal amount: $300, unless the withdrawal is made pursuant to Our systematic withdrawal program, in which case the minimum withdrawal is $100.

Minimum  Certificate  Value  which must remain after  a  partial  withdrawal:
$2,500.

Death Benefits

Adjustment of Certificate Value:
When We receive due proof of death of the Certificate Owner, or the Annuitant if the Certificate Owner is a non-natural Person, We will compare, as of the date of death, the Certificate Value to the Death Benefit amount defined in this Schedule. If the Certificate Value is less than the Death Benefit, We will increase the current Certificate Value by the amount of the difference. Any amount credited will be allocated to the Variable Account based on the Purchase Payment allocation selection that is in effect when We receive due proof of death.

Death Benefit Amount:

On the Certificate Date the Death Benefit is the initial Purchase Payment. On subsequent Valuation Dates, the Death Benefit is calculated as follows:

      (1) Start  with  the  Death Benefit from the  prior  Valuation  Date;
      (2) Add to (1) any additional Purchase Payments paid during the current Valuation Period and subtract from (1) any Partial Withdrawals (including any associated surrender charge incurred) made during the current Valuation Period.

The Variable Separate Account

Sub-accounts investing in shares of mutual funds:

Variable Account A is a unit investment trust variable separate account, organized in and governed by the laws of the State of Rhode Island. Variable Account A is divided into Sub-accounts. Each Sub-account listed below invests in shares of the corresponding Portfolio of the Eligible Fund shown.

Sub-account                   Eligible Fund and Portfolio

                              Manning & Napier Insurance Fund, Inc.

Moderate Growth               Manning & Napier Moderate Growth Portfolio -
Sub-account                   seeks with equal emphasis long-term growth and
                              preservation of capital.

Growth Sub-account            Manning & Napier Growth Portfolio - seeks long-
                              term growth of capital.  The secondary
                              objective is the preservation of capital.

Maximum Horizon               Manning & Napier Maximum Horizon Portfolio -
account                       seeks to achieve the high level of long-term
                              capital growth typically associated with the stock market.

Small Cap Sub-                Manning & Napier Small Cap Portfolio - seeks to
account                       achieve long term growth of capital by
                              investing principally in the equity securities of small issuers.

Equity Sub-account            Manning & Napier Equity Portfolio - seeks long-
                              term growth of capital.

Bond Sub-account              Manning & Napier Bond Portfolio - seeks to
                              maximize total return in the form of both income and capital appreciation by investing in fixed income securities without regard to maturity.

                              SteinRoe Variable Investment Trust

CIF Sub-account               Cash Income Fund - seeks high current income
("Money Market" Sub-account)  from short-term money market investments while emphasizing preservation of capital and
                              maintaining excellent liquidity.

Sub-accounts investing directly in securities: None

The Fixed Account: None

                         Definitions (continued)

Certificate: The document issued to a Certificate Owner to evidence a Certificate Owner's participation under the Group Contract. The Certificate summarizes the benefits and provisions of the Group Contract.

Certificate Anniversary:  An anniversary of the Certificate Date.

Certificate Date: The date a Certificate is issued to a Certificate Owner. The Certificate Date is shown on the Certificate Schedule.

Certificate Owner: The person who owns a Certificate under the Group Contract. Any Joint Certificate Owners and the Certificate Owner own the Certificate equally with rights of survivorship.

Certificate Value: The sum of the Certificate Owner's interest in the Sub-accounts of the Variable Account and the Fixed Account during the Accumulation Period.

Certificate Year: The first Certificate Year is the annual period which begins on the Certificate Date. Subsequent Certificate Years begin on each Certificate Anniversary.

Eligible Fund:  An investment entity shown on the Certificate Schedule.

Fixed Account: The account We establish to support Fixed Allocations. The Certificate Schedule shows whether the Fixed Account is available under the Certificate.

Fixed Account Value: The value of all Fixed Account amounts accumulated under this Certificate prior to the Income Date.

Fixed Allocation: An amount allocated to the Fixed Account that is credited with a Guaranteed Interest Rate for a specified Guarantee Period.

Fixed Annuity: An annuity with a series of payments made during the Annuity Period which are guaranteed as to dollar amount by Us.

General Account: Our general investment account which contains all of Our assets except those in the Variable Account and Our other separate accounts.

Group Contract Owner: The person or entity to which the Group Contract is issued.

Guaranteed Interest Rate: The effective annual interest rate which We will credit for a specified Guarantee Period.

Guarantee Period: The period of year(s) a rate of interest is guaranteed to be credited within the Fixed Account.

Income Date: The date on which Annuity Payments begin. The Income Date is shown on the Certificate Schedule.

In Force: The status of a Certificate before the Income Date so long as it has not been totally surrendered and there has not been a death of a Certificate Owner or Joint Certificate Owner that will cause the Certificate to end within five years of the date of death.

Office:  Our service office shown on the Certificate Schedule.

Person: A human being, trust, corporation, or any other legally recognized entity.

Portfolio: A series of an Eligible Fund which constitutes a separate and distinct class of shares.

Purchase Payment: A payment made by or on behalf of a Certificate Owner with respect to a Certificate.

Sub-account: Variable Account assets are divided into Sub-accounts. Assets of each Sub-account will be invested in shares of a Portfolio of an Eligible Fund, or directly in portfolio securities.

Valuation Date: Each day on which We and the New York Stock Exchange ("NYSE") are open for business, or any other day that the Securities and Exchange Commission requires that mutual funds, unit investment trusts or other investment portfolios be valued.

Valuation Period: The period of time beginning at the close of business of the NYSE on each Valuation Date and ending at the close of business on the next succeeding Valuation Date.

Variable Account:  Our Variable Account(s) shown on the Certificate Schedule.

Variable Annuity: An annuity with payments which vary as to dollar amount in relation to the investment performance of specified Sub-accounts of the Variable Account.

We, Us, Our:  Liberty Life Assurance Company of Boston.

Written Request: A request in writing, in a form satisfactory to Us, and received by Us at Our Office.

You, Your:  The Certificate Owner and any Joint Certificate Owners.

                            General Provisions

Purchase Payments

The initial Purchase Payment is due on the Certificate Date. It must be paid at Our Office in United States currency. Coverage under a Certificate does not take effect until We have accepted the initial Purchase Payment during Your lifetime. Each Purchase Payment after the Certificate Date must be at least the amount shown on the Certificate Schedule. Provided the Certificate Value under a Certificate does not go to zero, a Certificate will stay in force until the Income Date even if You make no payments after the initial one. We reserve the right to reject any subsequent Purchase Payment.

Allocation of Purchase Payments

Your initial Purchase Payment is allocated to the Sub-accounts of the Variable Account, and to the Fixed Account if available, in accordance with the selections made by You at the Certificate Date. Unless otherwise changed by You, subsequent Purchase Payments are allocated in the same manner as the initial Purchase Payment. Allocation of Purchase Payments is subject to the terms and conditions imposed by Us. We reserve the right to allocate initial Purchase Payments to the Money Market Sub-account until the expiration of the Right to Examine Certificate period set forth on the first page of the Certificate.

The Contract

The Group Contract, including the application, if any, and any attached rider or endorsement constitute the entire contract between the Group Contract Owner and Us. All statements made by the Group Contract Owner, any Certificate Owner or any Annuitant will be deemed representations and not warranties. No such statement will be used in any contest unless it is contained in the application signed by the Group Contract Owner or in a written instrument signed by the Certificate Owner, a copy of which has been furnished to the Certificate Owner, the Beneficiary or to the Group Contract Owner.

Only Our President or Secretary may agree to change any of the terms of the Group Contract. Any changes must be in writing. Any change to the terms of a Certificate must be in writing and with Your consent, unless provided otherwise by the Group Contract and the Certificate.

To assure that the Group Contract and the Certificate will maintain their status as a variable annuity under the Internal Revenue Code, We reserve the right to change the Group Contract and any Certificate issued thereunder to comply with future changes in the Internal Revenue Code, any regulations or rulings issued thereunder, and any requirements otherwise imposed by the Internal Revenue Service. The Group Contract Owner and the affected Certificate Owner will be sent a copy of any such amendment.

We reserve the right, subject to the approval of the New York Superintendent of Insurance and compliance with U.S. laws as currently applicable or subsequently changed, to: (a) operate the Variable Account in any form permitted under the Investment Company Act of 1940, as amended, (the "1940 Act"), or in any other form permitted by law; (b) take any action necessary to comply with or obtain and continue any exemptions from the 1940 Act, or to comply with any other applicable law; (c) transfer any assets in any Sub-account to another Sub-account, or to one or more separate investment accounts, or the General Account; or to add, combine or remove Sub-accounts in the Variable Account; and (d) change the way We assess charges, so long as We do not increase the aggregate amount beyond that currently charged to the Variable Account and the Eligible Funds in connection with this Certificate. If the shares of any of the Eligible Funds should become unavailable for investment by the Variable Account or if in Our judgment further investment in such Portfolio shares should become inappropriate in view of the purpose of the Certificate, We may add or substitute shares of another mutual fund for the Portfolio shares already purchased under the Certificate. No substitution of Portfolio shares in any Sub-account may take place without prior approval of the Securities and Exchange Commission and notice to the affected Certificate Owners, to the extent required by the 1940 Act.

Certificate Owner

You are the Certificate Owner of this Certificate. You have all rights and may receive all benefits under a Certificate. A Certificate Owner is the person designated as such on the Certificate Date, unless changed. You may exercise all rights of this Certificate while it is In Force, subject to the rights of (a) any assignee under an assignment filed with Us, and (b) any irrevocably named Beneficiary.

Joint Certificate Owner

A Certificate can be owned by Joint Certificate Owners. Upon the death of any Certificate Owner or Joint Certificate Owner, the surviving owner(s) will be the primary Beneficiary(ies). Any other beneficiary designation will be treated as a Contingent Beneficiary unless otherwise indicated in a Written Request filed with Us.

Annuitant

The Annuitant is the person on whose life Annuity Payments are based. The Annuitant is the person designated by You at the Certificate Date, unless changed prior to the Income Date. Any change of Annuitant is subject to Our underwriting rules then in effect. The Annuitant may not be changed in a Certificate which is owned by a non-natural person. You may name a Contingent Annuitant. The Contingent Annuitant becomes the Annuitant if the
Annuitant dies while this Certificate is In Force.   If the Annuitant dies
and no Contingent Annuitant has been named, We will allow You sixty days to designate someone other than Yourself as Annuitant. You will be the Contingent Annuitant unless You name someone else. If the Certificate is owned by a non-natural person, the death of the Annuitant will be treated as the death of the Certificate Owner and a new Annuitant may not be designated.

Beneficiary

The Beneficiary is the person who controls the Certificate if any Certificate Owner dies prior to the Income Date. If the Certificate is owned by Joint Certificate Owners, upon the death of any Certificate Owner or Joint Certificate Owner, the surviving owner(s) will become the primary Beneficiary. Any other beneficiary designation will be treated as a Contingent Beneficiary unless otherwise indicated in a Written Request filed with Us. If You name more than one Person as Primary Beneficiary or as Contingent Beneficiary, and do not state otherwise on an application or in a Written Request to Us, any non-survivors will not receive a benefit. The survivors will receive equal shares. Subject to the rights of any irrevocable Beneficiary(ies), You may change primary or contingent Beneficiary(ies). A change must be made by Written Request and will be
effective as of the date the Written Request is signed.   We will not be
liable for any payment We make or action We take before We receive the Written Request.

Group Contract Owner

The Group Contract Owner has title to the Group Contract. The Group Contract and any amount accumulated under any Certificate are not subject to the claims of the Group Contract Owner or any of its creditors. The Group Contract Owner may transfer ownership of this Group Contract. Any transfer of ownership terminates the interest of any existing Group Contract Owner.
It does not change the rights of any Certificate Owner. Nothing in the Group Contract shall invalidate or impair any right granted to the Certificate Owner by the Certificate or New York law.

Change of Certificate Owner, Beneficiary or Contingent Annuitant

While this Certificate is In Force, You may by Written Request change the primary Certificate Owner, Joint Certificate Owner, primary Beneficiary, Contingent Beneficiary, Contingent Annuitant, or in certain instances, the Annuitant. An irrevocably named Person may be changed only with the written consent of such Person. The change will be effective, following Our receipt of the Written Request, as of the date the Written Request is signed. The change will not affect any payments We make or actions We take prior to the time We receive the Written Request.

Assignment of the Certificate

You may assign this Certificate at any time while it is In Force. The assignment must be in writing and a copy must be filed at Our Office. Your rights and those of any revocably named Person will be subject to the assignment. An assignment will not affect any payments We make or actions We take before We receive the assignment. We are not responsible for the validity of any assignment.

Misstatement of Age or Sex

If the age or sex of the Annuitant or any payee has been misstated, We will compute the amount payable based on the correct age and sex. If Annuity Payments have begun, any underpayment(s) that have been made plus interest thereon at a rate of 5% per year will be paid in full with the next Annuity Payment. Any overpayment plus interest thereon at a rate of 5% per year, unless repaid to Us in one sum, will be deducted from future Annuity Payments otherwise due until We are repaid in full.

Non-Participating

This Certificate does not participate in Our divisible surplus.

Evidence of Death, Age, Sex or Survival

If a Certificate provision relates to the death of a natural Person, We will require proof of death before We will act under that provision. Proof of death shall be: (a) a certified death certificate; or (b) a certified decree of a court of competent jurisdiction as to the finding of death; or (c) a written statement by a medical doctor who attended the deceased; or (d) any other document constituting due proof of death under applicable state law.
If Our action under a Certificate provision is based on the age, sex, or survival of any Person, We may require evidence of the particular fact before We act under that provision.

Protection of Proceeds

No Beneficiary or payee may commute or assign any payments under a Certificate before they are due. To the extent permitted by law, no payments shall be subject to the debts of any Beneficiary or payee or to any judicial process for payment of those debts.

Reports

We will send Certificate Owners a report that shows the Certificate Value at least once each Certificate Year. We will send any other reports that may be required by law.

Taxes

Any taxes paid to any governmental entity relating to a Certificate will be deducted from the Purchase Payments or Certificate Value. We may, in Our sole discretion, delay the deduction until a later date. By not deducting tax payments at the time of Our payment, We do not waive any right We may have to deduct amounts at a later date. We will, in Our sole discretion, determine when taxes relate to a Certificate or to the operation of the Variable Account. We reserve the right to establish a provision for federal income taxes if We determine, in Our sole discretion, that We will incur a tax as a result of the operation of the Variable Account. Such a provision will be reflected in the Accumulation and Annuity Unit Values. We will deduct for any income taxes incurred by Us as a result of the operation of the Variable Account whether or not there was a provision for taxes and whether or not it was sufficient. We will deduct from any payment under this Certificate any withholding taxes required by applicable law.

Regulatory Requirements

All values payable under a Certificate will not be less than the minimum benefits required by the laws and regulations of the states in which the Certificate is delivered.

Suspension or Deferral of Payments

We reserve the right to suspend or postpone payments for a withdrawal, transfer, surrender or death benefit for any period when:

     (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings); or

     (2)  trading on the New York Stock Exchange is restricted;  or

     (3) an emergency exists as a result of which valuation or disposal of the assets and securities of the Variable Account is not reasonably practicable; or

     (4) the Securities and Exchange Commission, by order or pronouncement, so permits for the protection of Certificate Owners;

provided that applicable rules and regulations of the Securities and Exchange Commission govern as to whether the conditions described in (2) and (3) above exist.

We reserve the right to delay payment of amounts allocated to the Fixed Account for up to six months.

                       Variable Account Provisions

The Variable Account

The Variable Account(s) is designated on the Certificate Schedule and consists of assets set aside by Us, which are kept separate from Our general assets and all other variable account assets We maintain. We own the assets of the Variable Account. Variable Account assets equal to reserves and other contract liabilities will not be chargeable with liabilities arising out of any other business We may conduct. We may transfer to Our General Account assets which exceed the reserves and other liabilities of the Variable Account. Income and realized and unrealized gains or losses from assets in the Variable Account are credited to or charged against the account without regard to other income, gains or losses in Our other investment accounts.

The Variable Account assets are divided into Sub-accounts. The Sub-accounts which are available under the Certificate are shown on the Certificate Schedule. The assets of the Sub-accounts of the unit investment trust variable separate account are allocated to the Eligible Fund(s) and the Portfolio(s), if applicable, within an Eligible Fund shown on the Certificate Schedule. The assets of the Sub-accounts of the investment company variable separate account, if applicable, are invested in portfolios of securities designed to meet the objectives of the Sub-Account shown on the Certificate Schedule. We may, from time to time, add additional Sub-accounts, Eligible Funds or Portfolios to those shown on the Certificate Schedule. You may be permitted to transfer Certificate Values or allocate Purchase Payments to the additional Sub-Accounts, Eligible Funds or Portfolios. However, the right to make such transfers or allocations will be limited by the terms and conditions imposed by Us.

We also have the right to eliminate Sub-accounts from the Variable Account, to combine two or more Sub-accounts or to substitute a new Portfolio for the Portfolio in which a Sub-account invests. A substitution may become necessary if, in Our discretion, a Portfolio or Sub-account no longer suits the purposes of the Group Contract. This may happen: due to a change in laws or regulations or a change in a Portfolio's investment objectives or restrictions; because the Portfolio or Sub-account is no longer available for
investment; or for some other reason.   We will obtain any prior approvals
that may be required from the insurance department of Our state of domicile, the New York Superintendent of Insurance and from the SEC or any other governmental entity before making such a substitution.

When permitted by law, We reserve the right to:

     (1)  Deregister a Variable Account under the 1940 Act;
     (2) Operate a Variable Account as a management company under the 1940 Act, if it is operating as a unit investment trust;
     (3) Operate a Variable Account as a unit investment trust under the 1940 Act, if it is operating as a management company;
     (4)  Restrict or eliminate any voting rights as to the account;
     (5)  Combine the Variable Account with any other variable account.

Valuation of Assets

The assets of the Variable Account are valued at their fair market value in accordance with Our procedures.

Accumulation Units

Your Variable Account value will fluctuate in accordance with the investment results of the Sub-accounts to which You have allocated Your Purchase Payments or Certificate Value. In order to determine how these fluctuations affect Your Certificate Value, We use an Accumulation Unit value. Accumulation Units are used to account for all amounts allocated to or withdrawn from the Sub-accounts of the Variable Account as a result of Purchase Payments, partial withdrawals, transfers, or charges deducted from the Certificate Value. We determine the number of Accumulation Units of a Sub-account purchased or canceled by dividing the amount allocated to, or withdrawn from, the Sub-account by the dollar value of one Accumulation Unit of the Sub-account as of the end of the Valuation Period during which We receive the request for the transaction.

Accumulation Unit Value

The Accumulation Unit Value for each Sub-account was initially set at $10. Subsequent Accumulation Unit Values for each Sub-account are determined by multiplying the Accumulation Unit Value for the immediately preceding Valuation Period by a net investment factor for the Sub-account for the current period. This factor may be greater or less than 1.0; therefore, the Accumulation Unit Value may increase or decrease from Valuation Period to Valuation Period.

We calculate the net investment factor for each Sub-account investing in shares of mutual funds by dividing (a) by (b) and then subtracting (c) where:

     (a) is equal to:
          (i) the net asset value per share of the Portfolio in which the Sub-account invests at the end of the Valuation Period; plus
          (ii) any dividend per share declared for the Portfolio that has an ex-dividend date within the current Valuation Period.

     (b) is the net asset value per share of the Portfolio at the end of the preceding Valuation Period.

     (c) is equal to:
          (i) the sum of each Valuation Period equivalent of the annual rate for the Mortality and Expense Risk Charge, for the Administrative Charge, and for the Distribution Charge, if any, which are shown on the Certificate Schedule; plus
          (ii) a charge factor, if any, for any tax provision established by Us a result of the operation of the Sub-account.

We calculate the net investment factor for each Sub-account investing directly in securities with the same formula, except:

     (a)  is equal to:
          (i) the value of the assets in the Sub-account at the end of the preceding Valuation Period; plus
         (ii) any investment income and capital gains, realized or unrealized, credited to the assets during the current Valuation Period; less
        (iii) any capital losses, realized or unrealized, charged against the assets during the current Valuation Period; less
         (iv) all operating and investment expenses relating to the assets that are incurred during the current Valuation Period.
     (b) is the value of the assets in the Sub-account at the end of the preceding Valuation Period.

Mortality and Expense Risk Charge

Each Valuation Period We deduct a Mortality and Expense Risk Charge from each Sub-account of the Variable Account which is equal, on an annual basis, to the amount shown on the Certificate Schedule. The Mortality and Expense Risk Charge compensates Us for assuming the mortality and expense risks with respect to the Certificates We issue. We guarantee the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality or expense experience.

Administrative Charge

Each Valuation Period We deduct an Administrative Charge from the Variable Account which is equal, on an annual basis, to the amount shown on the Certificate Schedule. The Administrative Charge compensates Us for the costs associated with administration of the Variable Account and the Certificates We issue.

Distribution Charge

Each Valuation Period We deduct a Distribution Charge from the Variable Account which is equal, on an annual basis, to the amount shown on the Certificate Schedule. The Distribution Charge compensates Us for the costs associated with the distribution of the Certificates We issue.

Certificate Maintenance Charge

We deduct a Certificate Maintenance Charge from the Certificate Value by canceling Accumulation Units from each applicable Sub-account to reimburse Us for expenses relating to the maintenance of the Certificate. We will deduct the Certificate Maintenance Charge from the Sub-accounts of the Variable Account in the same proportion that the amount of Certificate Value in each Sub-account bears to the Certificate Value. The Certificate Maintenance Charge is shown on the Certificate Schedule. The Certificate Maintenance Charge will be deducted from the Certificate Value on each Certificate Anniversary during the Accumulation Period.

If a total surrender is made on a date other than a Certificate Anniversary, the Certificate Maintenance Charge will be deducted at the time of surrender.

During the Annuity Period, the Certificate Maintenance Charge will be deducted on a pro-rata basis from each Annuity Payment.

                                Transfers

Subject to any limitation We impose on the number of transfers permitted in a Certificate Year, You may transfer all or part of Your Certificate Value among the Sub-accounts and the Fixed Account, if any, by Written Request or by telephone without the imposition of any fees or charges. Transfers among the Sub-accounts and the Fixed Account are permitted only during the Accumulation Period. The number of permitted transfers, and the charge for transfers in excess of that number, are shown on the Certificate Schedule. All transfers are subject to the following:

     (1) If more than the number of free transfers, shown on the Certificate Schedule, are made in a Certificate Year, We will deduct a transfer charge, shown on the Certificate Schedule, for each subsequent transfer. The transfer fee will be deducted from the Sub-account from which the transfer is made. However, if You transfer Your entire interest in a Sub-account, the transfer fee will be deducted from the amount transferred. If You make a transfer from more than one Sub-account, any transfer fee will be allocated pro-rata among such Sub-accounts in proportion to the amount transferred from each. The deduction of any fees We impose on such transfers will not exceed the maximum listed on page 3.

     (2) During the Annuity Period, transfers of values between Sub-accounts will be made by converting the number of Annuity Units being transferred to the number of Annuity Units in the Sub-account to which a transfer is made, so that the next Annuity Payment, if it were made at that time, would be the same amount that it would have been without the transfer. Thereafter, Annuity Payments will reflect changes in the value of the new Annuity Units.

     (3) The minimum amount which can be transferred is shown on the Certificate Schedule. The minimum amount which must remain in a Sub-account after a transfer is shown on the Certificate Schedule.

     (4) If 100% of the value of any Sub-account is transferred and the current allocation for Purchase Payments includes that Sub-account, the allocation for future Purchase Payments will change to reflect Your allocation of Certificate Value following the transfer.

     (5) We reserve the right, at any time and without prior notice to any party, to terminate, suspend or modify the transfer privileges described above.

We will not be liable for transfers made in accordance with Your instructions. All amounts and Accumulation Units will be determined as of the end of the Valuation Period in which We receive the request for transfer.

                 Partial Withdrawals and Total Surrender

Partial Withdrawals

During the Accumulation Period while the Certificate is In Force, You may, upon Written Request, make a partial withdrawal, subject to the provisions and limitations shown on the Certificate Schedule. For purposes of determining whether a surrender charge is applicable to Your partial withdrawal:

     (1) Your partial withdrawal will first be taken from the portion of Your Certificate Value which is in excess of Your Purchase Payments, and then from Your Purchase Payments; and

     (2) We will allocate partial withdrawals to Purchase Payments in the order in which the Purchase Payments were made, starting with the first.

A withdrawal will result in the cancellation of Accumulation Units from each applicable Sub-account in the ratio that Your interest in the Sub-account bears to Your Certificate Value in all the Sub-accounts. You must specify by Written Request in advance if You want Accumulation Units to be canceled in a manner other than the method described above. If there is no value or insufficient value in the Variable Account, then the amount withdrawn, or the insufficient portion, will be deducted from the Fixed Account. If You have multiple Guarantee Periods, We will deduct such amount from each Guarantee Period's values in the ratio that each Period's values bears to the total Fixed Account Value. You must specify by Written Request in advance if You want multiple Guarantee Periods to be reduced in a manner other than the method described above. Any amount deducted from the Fixed Account Value may be subject to a market value adjustment, if applicable.

Each partial withdrawal must be for an amount not less than the amount shown on the Certificate Schedule. The Certificate Value which must remain in a Certificate is shown on the Certificate Schedule. The Certificate Schedule also shows any charge.

Total Surrender

During the Accumulation Period while the Certificate is In Force, You may, upon Written Request, make a total surrender of the Certificate Withdrawal Value. The Certificate Withdrawal Value is:

     (1) the Certificate Value as of the end of the Valuation Period during which We receive a Written Request for a withdrawal or surrender; less

     (2)  any applicable taxes not previously deducted; less

     (3)  any Surrender Charge; less

     (4)  any Certificate Maintenance Charge.

The Fixed Account Value, which is a component of the Certificate Value, may be subject to a market value adjustment, if applicable.

We will pay the amount of any withdrawal or surrender within seven days unless the Suspension or Deferral of Payments Provision is in effect.

Death Provisions

Death of Certificate Owner

These provisions apply if, during the Accumulation Period while the Certificate is In Force, the Certificate Owner or any Joint Certificate Owner dies (whether or not the decedent is also the Annuitant) or the Annuitant dies under a Certificate owned by a non-natural Person. The "designated beneficiary" will control the Certificate after such a death. This "designated beneficiary" will be the first Person among the following who is alive on the date of death: Certificate Owner; Joint Certificate Owner; primary Beneficiary; Contingent Beneficiary; and Certificate Owner's estate. If the Certificate Owner and Joint Certificate Owner are both alive, they shall be the "designated beneficiary" together.

If the decedent's surviving spouse (if any) is the sole "designated beneficiary", the surviving spouse will automatically become the new sole Certificate Owner as of the date of the death. And, if the Annuitant is the decedent, the new Annuitant will be any living Contingent Annuitant, otherwise the surviving spouse. The Certificate may stay in force until another death occurs (i.e., until the death of the Certificate Owner or Joint Certificate Owner). Except for this paragraph, all of "Death Provisions" will apply to that subsequent death.

In all other cases, the Certificate may stay in force up to five years from the date of death. During this period, the "designated beneficiary" may exercise all ownership rights, including the right to make transfers or partial withdrawals or the right to surrender the Certificate for its Certificate Withdrawal Value. If this Certificate is still in force at the end of the five-year period, We will automatically end it then by paying to the "designated beneficiary" the Certificate Withdrawal Value without the deduction of any applicable surrender charges. If the "designated beneficiary" is not alive then, We will pay any Person(s) named by the "designated beneficiary" in a Written Request; otherwise the "designated beneficiary's" estate.

Death of Annuitant

These provisions apply if during the Accumulation Period while the Certificate is In Force, (a) the Annuitant dies, (b) the Annuitant is not an Owner, and (c) the Owner is a natural person. The Certificate will continue In Force after the Annuitant's death. The new Annuitant will be any living Contingent Annuitant, otherwise the Certificate Owner.

Payment of Benefits

Instead of receiving a lump sum, You or any "designated beneficiary" may by Written Request direct that We pay any benefit of $2,000 or more under an Annuity Option that meets the following: (a) the first payment to the "designated beneficiary" must be made no later than one year after the date of death; (b) payments must be made over the life of the "designated beneficiary" or over a period not extending beyond that person's life expectancy; and (c) any Annuity Option that provides for payments to continue after the death of the "designated beneficiary" will not allow the successor payee to extend the period of time over which the remaining payments are to be made.

                            Annuity Provisions

General

If the Certificate is In Force on the Income Date, the Adjusted Certificate Value will be applied under the Annuity Option selected by You. Annuity Payments may be made on a fixed or variable basis or both.

Income Date

The Income Date may be selected by You. It is shown on the Certificate Schedule. The Income Date can be any time after the Certificate Date for variable payments and any time after the first Certificate Anniversary for fixed payments. The Income Date may not be later than the earlier of when the Annuitant reaches attained age 90 or that required under state law. If no Income Date is selected, it will be the earlier of when the Annuitant reaches attained age 90 or the maximum date permitted under state law, if any.

Prior to the Income Date, You may change the Income Date by Written Request. Any change must be requested at least 30 days prior to the new Income Date.

Selection of an Annuity Option

An Annuity Option may be selected by You. If no Annuity Option is selected, Option B will automatically be applied. Prior to the Income Date, You may change the Annuity Option selected by Written Request. Any change must be requested at least 30 days prior to the Income Date.

Frequency and Amount of Annuity Payments

Annuity Payments are paid in monthly installments unless quarterly, semi-annual or annual payments are chosen. The Adjusted Certificate Value is applied to the Annuity Table for the Annuity Option selected. If the Adjusted Certificate Value to be applied under an Annuity Option is less than $2,000, We reserve the right to make a lump sum payment in lieu of Annuity Payments. If the Annuity Payment would be or becomes less than $100, We will reduce the frequency of payments to a longer interval which will result in each payment being at least $100.

Annuity Options

The following Annuity Options or any other Annuity Option acceptable to Us may be selected:

     OPTION A. ANNUITY FOR A FIXED NUMBER OF YEARS: Annuity Payments for a chosen number of years, not less than 5. If the payee dies during the payment period and the Beneficiary does not desire payments to continue for the remainder of the period, he/she may elect to have the present value of the remaining payments commuted and paid in a lump sum. During the payment period of a Variable Annuity, the payee may elect by Written Request to receive the following amount: (a) the present value of the remaining payments commuted; less (b) any surrender charge that may be due by treating the value defined in (a) as a surrender. Instead of receiving a lump sum, the payee may elect another Annuity Option. The amount applied to that Option would not be reduced by the charge defined in (b).

     OPTION B. LIFE ANNUITY WITH PERIOD CERTAIN OF 10 YEARS: Annuity Payments during the lifetime of the payee and in any event for 10 years certain. If the payee dies during the guaranteed payment period and the Beneficiary does not desire payments to continue for the remainder of the guaranteed period, he/she may elect to have the present value of the guaranteed payments remaining commuted and paid in a lump sum.

     OPTION C. JOINT AND SURVIVOR ANNUITY: Annuity Payments payable during the joint lifetime of the payee and a designated second natural person and then during the lifetime of the survivor.

Unless the Annuity Option provides for commutation by the payee, a payee may not withdraw or otherwise end an Annuity Option after it begins. Payments will end upon the payee's death unless the Annuity Option provides for payments continuing to a successor payee. No successor payee may extend the period of time over which the remaining payments are to be made.

Annuity

If You select a Fixed Annuity, the Adjusted Certificate Value is allocated to the General Account and the Annuity is paid as a Fixed Annuity. If You select a Variable Annuity, the Adjusted Certificate Value will be allocated to the Sub-accounts of the Separate Account in accordance with the selection You make, and the Annuity will be paid as a Variable Annuity. You can also select a combination of a Fixed and Variable Annuity and the Adjusted Certificate Value will be allocated accordingly. If You don't select between a Fixed Annuity and a Variable Annuity, any Adjusted Certificate Value in the Variable Account will be applied to a Variable Annuity and any Adjusted Certificate Value in the Fixed Account will be applied to a Fixed Annuity.

The Adjusted Certificate Value will be applied to the applicable Annuity Table contained in the Certificate based upon the Annuity Option You select. If, as of the Income Date, the current Annuity Option rates applicable to the class of Certificates issued under the Group Contract provide an initial Annuity Payment greater than the initial Annuity Payment guaranteed under the applicable Annuity Table in the Certificate, the greater payment will be made.

Fixed Annuity

The minimum dollar amount of each Fixed Annuity Payment for each $1,000 of Adjusted Certificate Value is shown in the Annuity Tables. After the initial Fixed Annuity payment, the payments will not change regardless of investment, mortality or expense experience.

Variable Annuity

Variable Annuity Payments reflect the investment performance of the Variable Account in accordance with the allocation of the Adjusted Certificate Value to the Sub-accounts during the Annuity Period. Variable Annuity payments are not guaranteed as to dollar amount.

The dollar amount of the first Variable Annuity payment for each $1,000 of Adjusted Certificate Value is shown in the Annuity Tables. The dollar amount of Variable Annuity payments for each applicable Sub-account after the first Variable Annuity Payment is determined as follows:

     (1) the dollar amount of the first Variable Annuity payment is divided by the value of an Annuity Unit for each applicable Sub-account as of the Income Date. This sets the number of Annuity Units for each monthly payment for the applicable Sub-account. The number of Annuity Units for each applicable Sub-account remains fixed during the Annuity Period;

     (2) the fixed number of Annuity Units per payment in each Sub-account is multiplied by the Annuity Unit Value for that Sub-account for the Valuation Period for which the payment is due. This result is the dollar amount of the payment for each applicable Sub-account.

The total dollar amount of each Variable Annuity payment is the sum of all Sub-account Variable Annuity payments reduced by the applicable portion of the Certificate Maintenance Charge.

Annuity Unit

The value of any Annuity Unit for each Sub-Account of the Separate Account was initially set at $10.

The Sub-account Annuity Unit Value at the end of any subsequent Valuation Period is determined as follows:

     (1) the net investment factor calculated as set forth on pages 11-12 (but without the Distribution Charge, if any) for the current Valuation Period is multiplied by the value of the Annuity Unit for the Sub-account for the immediately preceding Valuation Period.

     (2) the result in (1) is then divided by the Assumed Investment Rate Factor which equals 1.00 plus the Valuation Period equivalent of the Assumed Investment Rate for the number of days in the current Valuation Period. The Assumed Investment Rate is equal to 5% per year.

The value of an Annuity Unit may increase or decrease from Valuation Period to Valuation Period.

Using the Tables

Tables 2, 3, 5, and 6 are age-dependent. The amount of the first annuity payment will be based on an age a specified number of years younger than the person's then-attained age (i.e., age last birthday). This age setback is as follows:

Date of First Payment            Age Setback
1996-1999                        1 year
2000-2009                        2 years
2010-2019                        4 years
2020-2029                        5 years
2030 or later                    6 years

We will calculate the amount for a payment frequency other than monthly and for any ages not shown in Tables 2, 3, 5, and 6 in accordance with the next section. Upon request, We will tell You any such amount.

Basis of Calculation

Tables 1 and 4 are based on interest at 5% and 3%, respectively. Tables 2, 3, 5, and 6 are based on the 1983 Individual Annuity Valuation Tables (sex distinct) with interest at 5% (Tables 2 and 3) and 3% (Tables 5 and 6), projected dynamically with Projection Scale G.

TABLE 1: FIRST MONTHLY PAYMENT PAYABLE UNDER VARIABLE OPTION 1 FOR EACH $1,000 APPLIED

Years    Payment    Years    Payment    Years    Payment    Years    Payment

5        $18.74      12       $9.16      19       $6.71       25     $5.76
6         15.99      13        8.64      20        6.51       26      5.65
7         14.02      14        8.20      21        6.33       27      5.54
8         12.56      15        7.82      22        6.17       28      5.45
9         11.42      16        7.49      23        6.02       29      5.36
10        10.51      17        7.20      24        5.88       30      5.28
11         9.77      18        6.94

     TABLE 2: FIRST MONTHLY PAYMENT PAYABLE UNDER VARIABLE OPTION 2 FOR EACH $1,000 APPLIED

Age  Male  Female  Age  Male   Female  Age  Male   Female  Age  Male   Female

30   $4.45 $4.34   47   $5.05  $4.78   64   $6.54  $5.98   80   $9.14  $8.67
31    4.47  4.35   48    5.11   4.82   65    6.68   6.10   81    9.29   8.86
32    4.50  4.37   49    5.17   4.87   66    6.82   6.22   82    9.44   9.05
33    4.52  4.39   50    5.23   4.92   67    6.97   6.35   83    9.57   9.23
34    4.55  4.41   51    5.29   4.97   68    7.12   6.49   84    9.69   9.40
35    4.57  4.43   52    5.36   5.02   69    7.28   6.63   85    9.81   9.55
36    4.60  4.45   53    5.43   5.08   70    7.44   6.79   86    9.91   9.69
37    4.63  4.47   54    5.50   5.13   71    7.61   6.95   87   10.01   9.82
38    4.67  4.49   55    5.58   5.20   72    7.78   7.12   88   10.10   9.94
39    4.70  4.52   56    5.67   5.27   73    7.95   7.30   89   10.17  10.04
40    4.74  4.55   57    5.76   5.34   74    8.12   7.48   90   10.24  10.13
41    4.78  4.57   58    5.85   5.41   75    8.30   7.67   91   10.30  10.21
42    4.82  4.60   59    5.95   5.49   76    8.47   7.87   92   10.35  10.27
43    4.86  4.64   60    6.06   5.58   77    8.65   8.07   93   10.39  10.33
44    4.91  4.67   61    6.17   5.67   78    8.82   8.27   94   10.43  10.37
45    4.95  4.70   62    6.29   5.77   79    8.98   8.47   96   10.45  10.41
46    5.00  4.74   63    6.41   5.87

TABLE 3: FIRST MONTHLY PAYMENT PAYABLE UNDER VARIABLE OPTION 3 FOR EACH $1,000 APPLIED

                             COMBINATION OF AGES

                                 FEMALE AGE

       30   35   40   45   50   55   60   65   70   75   80   85    90   95

  30 $4.24$4.28$4.31$4.34$4.36$4.38$4.40$4.42$4.43$4.44$4.45 $4.45 $4.45 $4.46
  35  4.26 4.30 4.35 4.39 4.43 4.47 4.50 4.52 4.54 4.56 4.57  4.57  4.58  4.58
  40  4.28 4.33 4.39 4.45 4.51 4.56 4.61 4.65 4.68 4.71 4.73  4.74  4.75  4.75
M 45  4.29 4.35 4.42 4.50 4.58 4.66 4.74 4.80 4.86 4.90 4.93  4.96  4.97  4.98
A 50  4.30 4.37 4.46 4.55 4.66 4.77 4.88 4.98 5.07 5.14 5.20  5.23  5.25  5.27
L 55  4.31 4.39 4.48 4.59 4.73 4.87 5.03 5.18 5.32 5.44 5.53  5.59  5.63  5.65
E 60  4.32 4.40 4.50 4.63 4.78 4.97 5.18 5.40 5.61 5.80 5.96  6.07  6.13  6.17
  65  4.33 4.41 4.52 4.65 4.83 5.05 5.31 5.61 5.92 6.23 6.50  6.70  6.83  6.90
A 70  4.33 4.42 4.53 4.68 4.87 5.11 5.42 5.80 6.23 6.70 7.14  7.50  7.75  7.90
G 75  4.34 4.42 4.54 4.69 4.89 5.16 5.50 5.95 6.50 7.15 7.83  8.45  8.92  9.23
E 80  4.34 4.43 4.54 4.70 4.91 5.19 5.56 6.06 6.71 7.55 8.52  9.50 10.34 10.93
  85  4.34 4.43 4.55 4.71 4.92 5.21 5.60 6.13 6.86 7.85 9.10 10.52 11.87 12.93
  90  4.34 4.43 4.55 4.71 4.93 5.22 5.62 6.18 6.96 8.06 9.55 11.39 13.34 15.05
  95  4.34 4.43 4.55 4.71 4.93 5.23 5.64 6.21 7.02 8.20 9.86 12.09 14.69 17.20

TABLE 4: MINIMUM MONTHLY PAYMENT PAYABLE UNDER FIXED OPTION A FOR EACH $1,000 APPLIED

Years   Payment   Years   Payment   Years   Payment   Years   Payment

5       $17.91     12     $8.24      19     $5.73      25     $4.71
6        15.14     13      7.71      20      5.51      26      4.59
7        13.16     14      7.26      21      5.32      27      4.47
8        11.68     15      6.87      22      5.15      28      4.37
9        10.53     16      6.53      23      4.99      29      4.27
10        9.61     17      6.23      24      4.84      30      4.18
11        8.86     18      5.96

TABLE 5: MINIMUM MONTHLY PAYMENT PAYABLE UNDER FIXED OPTION B FOR EACH $1,000 APPLIED

Age   Male  Female  Age  Male  Female  Age  Male  Female  Age  Male  Female

30    $3.12 $2.99   47   $3.82 $3.53   64   $5.40 $4.83   80   $8.15 $7.66
31     3.15  3.01   48    3.88  3.58    65   5.55  4.96   81    8.32  7.86
32     3.18  3.03   49    3.94  3.63    66   5.69  5.08   82    8.47  8.06
33     3.21  3.06   50    4.01  3.68    67   5.85  5.22   83    8.61  8.25
34     3.24  3.08   51    4.08  3.74    68   6.01  5.37   84    8.75  8.43
35     3.27  3.11   52    4.15  3.80    69   6.18  5.52   85    8.87  8.60
36     3.31  3.13   53    4.23  3.86    70   6.35  5.68   86    8.98  8.75
37     3.34  3.16   54    4.31  3.93    71   6.52  5.85   87    9.08  8.88
38     3.38  3.19   55    4.39  4.00    72   6.70  6.03   88    9.18  9.01
39     3.42  3.22   56    4.48  4.07    73   6.89  6.21   89    9.26  9.12
40     3.46  3.25   57    4.58  4.15    74   7.07  6.41   90    9.33  9.21
41     3.51  3.29   58    4.68  4.23    75   7.26  6.61   91    9.40  9.30
42     3.55  3.32   59    4.78  4.32    76   7.44  6.81   92    9.45  9.37
43     3.60  3.36   60    4.89  4.41    77   7.63  7.02   93    9.49  9.43
44     3.65  3.40   61    5.01  4.50    78   7.81  7.23   94    9.53  9.47
45     3.71  3.44   62    5.14  4.61    79   7.98  7.45   95    9.55  9.51
46     3.76  3.49   63    5.27  4.72

TABLE 6: MINIMUM MONTHLY PAYMENT PAYABLE UNDER FIXED OPTION C FOR EACH $1,000 APPLIED

                           COMBINATION OF AGES

                               FEMALE AGE

      30   35   40   45   50   55   60   65   70   75   80     85    90   95

  30$2.88$2.93$2.97$3.01$3.04$3.07$3.08$3.10$3.12$3.12$3.12 $3.12 $3.13$ 3.13
  35 2.91 2.97 3.03 3.09 3.14 3.18 3.21 3.23 3.25 3.26 3.27  3.27  3.28  3.28
  40 2.93 3.01 3.09 3.17 3.24 3.30 3.35 3.39 3.42 3.44 3.46  3.46  3.47  3.47
M 45 2.95 3.04 3.14 3.24 3.34 3.43 3.51 3.58 3.63 3.66 3.69  3.71  3.72  3.72
A 50 2.96 3.06 3.17 3.30 3.43 3.56 3.68 3.79 3.87 3.94 3.98  4.01  4.03  4.03
L 55 2.97 3.07 3.20 3.34 3.50 3.68 3.85 4.02 4.16 4.27 4.34  4.39  4.42  4.44
E 60 2.98 3.09 3.22 3.38 3.56 3.78 4.01 4.25 4.47 4.66 4.80  4.89  4.95  4.98
  65 2.98 3.09 3.23 3.40 3.61 3.86 4.15 4.48 4.81 5.12 5.37  5.55  5.66  5.72
A 70 2.99 3.10 3.24 3.42 3.64 3.92 4.26 4.67 5.13 5.60 6.04  6.38  6.60  6.73
G 75 2.99 3.10 3.25 3.43 3.66 3.96 4.34 4.81 5.39 6.06 6.75  7.35  7.79  8.07
E 80 2.99 3.11 3.25 3.44 3.68 3.99 4.39 4.92 5.60 6.45 7.44  8.42  9.23  9.79
  85 2.99 3.11 3.26 3.44 3.69 4.00 4.42 4.98 5.73 6.74 8.01  9.44 10.77 11.81
  90 2.99 3.11 3.26 3.45 3.69 4.01 4.44 5.02 5.82 6.93 8.43 10.29 12.25 13.95
  95 2.99 3.11 3.26 3.45 3.70 4.02 4.45 5.04 5.87 7.05 8.73 10.97 13.58 16.11



                                Endorsements

                          To be inserted only by Us













POLICY DESCRIPTION

This is a GROUP VARIABLE ANNUITY CERTIFICATE with limited purchase payment flexibility. This certificate is nonparticipating with no dividends.

                                                       EXHIBIT 8(b)

                           PARTICIPATION AGREEMENT

                                    AMONG

                    MANNING & NAPIER INSURANCE FUND, INC.

                  MANNING & NAPIER INVESTOR SERVICES, INC.

                       MANNING & NAPIER ADVISORS, INC.

                                     AND

                  LIBERTY LIFE ASSURANCE COMPANY OF BOSTON


      This  Agreement, made and entered into this       day of     , 1996  by

and   among  Liberty  Life  Assurance  Company  of  Boston,  a  Massachusetts

corporation,  (referred to as the "Company"), each on its own behalf  and  on behalf  of its Separate Account, which is a segregated asset account  of  the

Company;  Manning  & Napier Insurance Fund, Inc. (the "Fund"),    a  Maryland

Corporation; Manning & Napier Investor Services, Inc. ("Distributor"), a  New

York  corporation; Manning & Napier Advisors, Inc. ("Advisor"),  a  New  York

corporation.

      WHEREAS, the Fund engages in business as an open-end investment  manage ment  company and is available to act as the investment vehicle for  separate accounts  established  for  variable life  insurance  policies  and  variable annuity  contracts ("Variable Insurance Products") to be offered by insurance companies which have entered into participation agreements with the Fund  and

Distributor   substantially   identical  to   this   Agreement   (hereinafter

"Participating Insurance Companies"); and

      WHEREAS,  the beneficial interest in the Fund is divided  into  several series of shares (such series being hereinafter referred to individually as a

"Portfolio"  or  collectively as the "Portfolios") as  shown  on  Schedule  A attached hereto; and

      WHEREAS,  the  Fund currently intends to apply for an  order  from  the

Securities and Exchange Commission ("SEC"), granting Participating  Insurance

Companies and variable annuity and variable life insurance separate  accounts exemptions from the provisions of Sections 9(a), 13(a), 15(a), and  15(b)  of the  Investment Company Act of 1940, as amended (hereinafter the "1940  Act")

and  Rules  6e-2(b)(15) and 6e-3(T)(b)(15) thereunder to the extent necessary to  permit  shares  of  the Fund to be sold to and held by  variable  annuity separate  and  variable  life  insurance  accounts  of  both  affiliated  and unaffiliated  life  insurance  companies  (hereinafter  the  "Shared  Funding

Exemptive Order"); and

      WHEREAS,  the  Fund is registered as an open-end investment  management company under the 1940 Act and its shares are registered under the Securities

Act of 1933, as amended (hereinafter the "1933 Act"); and

      WHEREAS,  Manning  &  Napier Advisors, Inc.  (the  "Advisor")  is  duly registered as an investment advisor under the federal Investment Advisors Act of 1940 and any applicable state securities law; and

      WHEREAS,  the Company has registered or will register certain  Variable

Insurance Products under the 1933 Act; and

      WHEREAS,  the Company has established  a duly organized,   and  validly

existing segregated asset account as shown on Schedule B attached hereto (the

"Separate  Account") established by resolution of the Boards of Directors  of the  Company, and divided such Separate Account into subaccounts to set aside and invest assets attributable to aforesaid variable annuity contracts; and

      WHEREAS,  the  Company  has  registered or will  register  the  certain

Separate Account as a unit investment trust under the 1940 Act; and

      WHEREAS, Distributor is registered as a broker-dealer with  the     SEC

under the Securities Exchange Act of 1934, as amended, (hereinafter the "1934

Act"),  and  is  a  member  in good standing of the National  Association  of

Securities Dealers, Inc. (hereinafter "NASD"); and

     WHEREAS, Keyport Financial Services Corporation ("KFSC") the underwriter for  the  individual  variable annuity and the  variable  life  policies,  is registered as a broker-dealer with the SEC under the 1934 Act and is a member in good standing of the NASD; and

      WHEREAS,  to  the  extent permitted by applicable  insurance  laws  and regulations,  the  Company intends to purchase shares in  the  Portfolios  on behalf  of  the Separate Account to fund certain Variable Insurance Products.

Distributor is authorized to sell such shares to unit investment trusts  such as  the  Separate Account at net asset value, and acts as distributor of  the

Portfolio shares.

      NOW, THEREFORE, in consideration of their mutual promises, the Company,

the Fund and the Distributor agree as follows:

ARTICLE I.   Sale of Fund Shares

      1.1   Distributor shall sell to the Company those shares  of  the  Fund which the Separate Account orders, executing such orders on a daily basis  at the  net  asset value next computed after receipt by the Fund or its designee of  the  order for shares of the Fund. For purposes of this Section 1.1,  the

Company shall be the designee of the Fund for receipt of such orders from the

Separate Account and receipt by such designee shall constitute receipt by the

Fund  provided  that   the Company receives the order by 4:00 p.m.  New  York

time  and the Fund receives notice from the Company, as the Company and  Fund

may  agree,  by 9:00 a.m. New York time on the next Business Day.   "Business

Day"  shall  mean any day on which the New York Stock Exchange  is  open  for regular trading and on which the Fund calculates its net asset value pursuant to the rules of the SEC.

     1.2  The Fund agrees subject to the terms of this Agreement, to make its shares available indefinitely for purchase at the applicable net asset  value per share by the Company and its Separate Account  on those days on which the

Fund calculates its net asset value pursuant to rules of the SEC .   The Fund

shall use reasonable efforts to calculate such net asset value on each day on which  the New York Stock Exchange is open for trading.  Notwithstanding  the

foregoing, the Board of   Directors of the Fund (hereinafter the "Board") may

refuse to sell shares of any Portfolio to any person, or suspend or terminate the offering of shares of any Portfolio if such action is required by law  or by  regulatory authorities having jurisdiction or is, in the sole  discretion of  the Board acting in good faith and in light of its fiduciary duties under federal and any applicable state laws, necessary in the best interests of the shareholders of such Portfolio.

      1.3   The  Fund  agrees that shares of the Fund will be  sold  only  to

Participating  Insurance  Companies and their separate  accounts  which  have agreed  to  participate  in the Fund to fund their Separate  Accounts  and/or certain  qualified plans, all in accordance with the requirements of  Section

817(h)  of the Internal Revenue Code of 1986, as amended (hereinafter "Code")

and  Treasury Regulation 1.817-5. No shares of any Portfolio will be sold  to the general public.

     1.4  The Fund and Distributor will not sell Fund shares to any insurance company  or  separate  account unless an agreement  containing  substantially similar  provisions as Articles I, III, V, VI and Sections 2.5 of Article  II

of this Agreement is in effect to govern such sales.

      1.5   The Fund will redeem for cash, on the Company's request, any full or fractional shares of the Fund held by the Company, executing such requests on  a  daily basis at the net asset value next computed after receipt by  the

Fund  or  its designee of redemption requests.  For purposes of this  Section

1.5,  the  Company shall be the designee of the Fund for receipt of  requests for redemption from the Separate Account, and receipt by such designee should constitute  receipt  by  the Fund; provided that  the  Company  receives  the request  for  redemption by 4:00 p.m. New York time, and  the  Fund  receives notice from the Company, as the Company and Fund may agree, by 9:00 a.m.  New

York time on the next Business Day.

     Subject to the applicable rules and regulations, if any, of the SEC, the

Fund may pay the redemption price for shares of any Portfolio in whole or  in part  by a distribution in kind of securities from the Portfolio of the  Fund allocated  to  such  Portfolio in lieu of money, valuing such  securities  at

their  value  employed  for  determining  net  asset  value  governing   such

redemption  price, and selecting such securities in a manner  the  Board  may determine in good faith to be fair and equitable.

      1.6   The  Fund  may suspend the redemption of any full  or  fractional shares  of  the Fund (1) for any period (a) during which the New  York  Stock

Exchange is closed (other than customary weekend and holiday closings) or (b)

during  which trading on the New York Stock Exchange is restricted;  (2)  for any period during which an emergency exists as a result of which (a) disposal by the Fund of securities owned by it is not reasonably practicable or (b) it is  not reasonably practicable for the Fund fairly to determine the value  of its  net assets; or (3) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

      1.7   The Company will purchase and redeem the shares of each Portfolio offered  by  the then current prospectus of the Fund in accordance  with  the provisions of such prospectus and statement of additional information ("SAI")

(collectively  referred to as "Prospectus," unless otherwise provided).   The

Company  agrees  that all net amounts available under the Variable  Insurance

Products  with  the  form number(s) that are listed on  Schedule  B  attached hereto  and incorporated herein by this reference, as such Schedule B may  be amended  from time to time hereafter by mutual written agreement of  all  the parties  hereto  (the "Contracts"), shall be invested in the  Fund,  in  such other  Funds advised by Stein, Roe & Farnham Incorporated or the  Advisor  as

may  be  mutually  agreed  to in writing by the parties  hereto,  or  in  the

Company's  general  accounts, or in such other funds as  the  parties  hereto agree in writing.

      1.8  The Company shall pay for Fund shares on the same Business Day  as an order to purchase Fund shares is made in accordance with the provisions of

Section  1.1 hereof.  Payment shall be in federal funds transmitted by  wire,

or  may  otherwise be provided by separate agreement. For purpose of  Section

2.10  and 2.11, upon receipt by the Fund of the federal funds so wired,  such funds  shall  cease to be the responsibility of the Company and shall  become the responsibility of the Fund.

      1.9   Issuance and transfer of the Funds' shares will be by book  entry

only.   Stock certificates will not be issued to the Company or the  Separate

Account.   Shares  ordered from the Fund will be recorded in  an  appropriate title  for the Separate Account or the appropriate subaccount of the Separate

Account.

      1.10  The  Fund  shall furnish same day notice (by wire  or  telephone,

followed  by written confirmation) to the Company of any income dividends  or capital  gain  distributions  payable on the shares  of  any  Portfolio.  The

Company  hereby elects to receive all such income dividends and capital  gain distributions as are payable on the Portfolio shares in additional shares  of that  Portfolio.  The Company reserves the right to revoke this election  and to receive all such income, dividends and capital gain distributions in cash.

The  Fund  shall  notify the Company of the number of  shares  so  issued  as payment of such income, dividends and capital gains distributions.

      1.11  The Fund shall make the net asset value per share for each Series available  to  the  Company on a daily basis as soon as reasonably  practical after  the  net asset value per share is calculated and shall  use  its  best efforts to make such net asset value per share available by 7 p.m., New  York time.

ARTICLE II.  Representations and Warranties

      2.1  The Company represents and warrants that the Contracts are or will be registered under the 1933 Act to the extent required by the 1933 Act; that the  Contracts will be issued and distributed in compliance in  all  material respects with all applicable federal and state laws and that the sale of  the

Contracts  shall  comply  in  all  material  respects  with  state  insurance suitability  requirements.  The Company further represents and warrants  that it  is  an  insurance  company  duly organized and  in  good  standing  under applicable law and that prior to any issuance or sale of any Contract it  has legally  and  validly established the Separate Account as a segregated  asset account  under  the  applicable state insurance laws and has  registered  or,

prior  to  any issuance or sale of the Contracts, will register the  Separate

Account as a unit investment trust in accordance with the provisions  of  the

1940 Act to serve as a segregated investment account for the Contracts.

      2.2  The Company represents and warrants that KFSC, the underwriter for the  individual variable annuity and the variable life policies, is a  member in  good standing of the NASD and is a registered broker-dealer with the SEC.

The  Company represents and warrants that the Company and KFSC will issue and distribute  such  policies in accordance in all material  respects  with  all applicable  state  and federal securities laws, including without  limitation the 1933 Act, the 1934 Act, and the 1940 Act.

      2.3  The Fund represents and warrants that Fund shares sold pursuant to this  Agreement  shall be registered under the 1933 Act, duly authorized  for issuance  and  sold in compliance with the laws of the State of Maryland  and all applicable federal and any state securities laws and that the Fund is and shall  remain  registered  under  the 1940 Act.  The  Fund  shall  amend  the registration  statement for its shares under the 1933 Act and  the  1940  Act from  time to time as required in order to effect the continuous offering  of

its  shares.   The  Fund shall register and qualify the shares  for  sale  in accordance  with  the laws of the various states only if and  to  the  extent deemed advisable by the Fund or Distributor.

      2.4   The  Fund  represents that it intends to qualify as  a  Regulated

Investment Company under Subchapter M of the Code and that it will make every effort to maintain such qualification (under Subchapter M or any successor or similar  provision)  and  that it will notify the  Company  immediately  upon having  a reasonable basis for believing that it has ceased to so qualify  or that  it might not so qualify in the future. The Fund represents and warrants that  each  Portfolio will comply with the diversification  requirements  set forth  in  Section  817(h)  of  the  Code,  and  the  rules  and  regulations thereunder,  including  without limitation Treasury Regulation  1.817-5,  and will  notify  the  Company immediately upon having  a  reasonable  basis  for believing  any  Fund  has ceased to comply or might not so  comply  and  will immediately  take all reasonable steps to adequately diversify  the  Fund  to achieve  compliance  within the grace period afforded by Regulation  1.817-5.

The  Fund  acknowledges that any failure to qualify as a Regulated Investment

Company will eliminate the ability of the subaccounts to avail themselves  of the  "look through" provisions of section 817(h) of the Code, and that  as  a result  the  Contracts  will  almost certainly fail  to  qualify  as  annuity contracts under section 817(h) of the Code.

      2.5  The Company represents that the Contracts are currently treated as endowment  or annuity contracts under applicable provisions of the  Code  and that  it  will make every effort to maintain such treatment and that it  will notify  the  Fund and Distributor immediately upon having a reasonable  basis for  believing that the Contracts have ceased to be so treated or  that  they might not be so treated in the future.

      2.6   The Fund makes no representation as to whether any aspect of  its operations  (including, but not limited to, fees and expenses and  investment policies)  complies  with the insurance laws or regulations  of  the  various states except that the Fund represents that it is currently in compliance and shall at all times remain in compliance with the applicable insurance laws of the domiciliary states of the Participating Insurance Companies to the extent that  the  Participating Insurance Companies advise the Fund, in writing,  of such laws or any changes in such laws.

      2.7   Distributor represents and warrants that it is a member  in  good standing  of  the  NASD and is registered as a broker-dealer  with  the  SEC.

Distributor  further represents that it will sell and distribute  the  Fund's shares  in  accordance  with applicable state and  federal  securities  laws,

including without limitation the 1933 Act, the 1934 Act, and the 1940 Act.

      2.8   The  Fund  represents that it is lawfully organized  and  validly existing  under the laws of the State of Maryland and that it does  and  will comply in all material respects with the 1940 Act.

      2.9   The  Fund represents and warrants that the Advisor is  and  shall remain duly registered under all applicable federal and state securities laws and that the Advisor shall perform its obligations for the Fund in compliance in  all  material respects with the applicable laws of the State of New  York and any applicable state and federal securities laws.

      2.10   The  Fund  represents and warrants that all  of  its  Directors,

officers,  employees,  investment advisors,  and  other  individuals/entities dealing  with  the  money  and/or to securities of the  Fund  are  and  shall continue  to  be at all times covered by a blanket fidelity bond  or  similar coverage  in  an  amount  not  less than the  minimal  coverage  as  required currently  by Rule 17g-(1) of the 1940 Act or related provisions  as  may  be promulgated from time to time. The aforesaid bond shall include coverage  for larceny and embezzlement and shall be issued by a reputable bonding company.

      2.11   The  Company represents and warrants that all of its  directors,

officers,  employees,  investment advisors,  and  other  individuals/entities dealing with the money and/or securities of the Fund are covered by a blanket fidelity  bond or similar coverage for the benefit of the Fund, in an  amount not  less  than ten million dollars ($10,000,000) with no deductible  amount.

The  aforesaid  bond shall include coverage for larceny and embezzlement  and shall be issued by a reputable fidelity insurance company. The Company agrees to  make  all  reasonable  efforts to see that  this  bond  or  another  bond containing  these provisions is always in effect, and agrees  to  notify  the

Fund and Distributor in the event such coverage no longer applies.

ARTICLE III.   Prospectus and Proxy Statements; Voting

      3.1   The Fund and the Advisor shall provide the Company with  as  many

copies   of  the  Fund's  current  prospectus  and  Statement  of  Additional

Information as the Company may reasonably request in connection with delivery of  the  prospectus  to  shareholders and  purchasers of  Variable  Insurance

Products.  If requested by Company in lieu thereof, the Fund or  the  Advisor shall provide such documentation (including a "camera ready" copy of the  new prospectus as set in type or, at the request of Company, as a diskette in the form  sent  to  the financial printer) and other assistance as is  reasonably necessary in order for the parties hereto once a year (or more frequently  if the  prospectus  for  the  shares is supplemented or  amended)  to  have  the prospectus  for  the Variable Insurance Products and the prospectus  for  the

Fund  shares printed together in one document. The expenses of such  printing will be apportioned between the Company and the Fund as the parties agree  to in  writing.  In  the event that the Company requests that the  Fund  or  the

Advisor provide the Fund's prospectus in a "camera ready" or diskette format,

the  Fund shall be responsible for providing the prospectus in the format  in which  it is accustomed to formatting prospectuses and shall bear the expense of  providing  the prospectus in such format (e.g. typesetting expenses)  and the  Company  shall bear the expense of adjusting or changing the  format  to conform with any of its prospectus.

      3.2  The Fund's prospectus shall state that the Statement of Additional

Information  for the Fund is available from Distributor and the Company,  and at  its  expense, shall provide  a final copy of such Statement of Additional

Information to Distributor for duplication and provision to any  Owner  of  a

Variable Insurance Product or prospective owner who requests it.

      3.3  The Fund, at its expense, shall provide the Company with copies of its proxy materials, reports to shareholders and other communications (except for prospectus and Statements of Additional Information, which are covered in

Section 3.1) to shareholders in such quantity as the Company shall reasonably

require   for  distribution  to   owners   of  Variable  Insurance   Products

(hereinafter "Owners").

     3.4  If and to the extent required by law the Company shall:

          (i)  solicit voting instructions from Owners;

                   (ii)  vote the Fund shares in accordance with instructions received from Owners; and

                  (iii)  vote Fund shares for which no instructions have been

               received  in  a  particular  Separate  Account  in  the   same

               proportion  as  Fund  shares  of  such  Portfolio  for   which

               instructions have been received in that Separate Account,

so long and to the extent that the SEC continues to interpret the 1940 Act to require  pass-through  voting privileges for variable  contract  owners.  The

Company  reserves the right to vote Fund shares held in any segregated  asset

account  in  its  own  right, to the extent permitted by law.   Participating

Insurance  Companies shall be responsible for assuring  that  each  of  their

Separate Accounts participating in the Fund calculates voting privileges in a manner  consistent  with  the  standards to be provided  in  writing  to  the

Participating Insurance Companies.

     3.5  The Fund shall comply with all provisions of the 1940 Act requiring voting  by  shareholders, and in particular the Fund will either provide  for annual  meetings or comply with Section 16(c) of the 1940 Act  (although  the

Fund is not one of the trusts described in Section 16(c) of that Act) as well as  with Section 16(a) and, if and when applicable, 16(b). Further, the  Fund will  act in accordance with the SEC's interpretation of the requirements  of

Section  16(a)  with  respect to periodic elections  of  directors  and  with whatever rules the Commission may promulgate with respect thereto.

ARTICLE IV.   Sales Material and Information

      4.1  The Company shall furnish, or shall cause to be furnished, to  the

Fund  or  its designee, the form of each piece of sales literature  or  other promotional material in which the Fund or its investment advisor is named, at least ten (10) Business Days prior to its use. No such material shall be used if  the  Fund or its designee reasonably objects to such use within five  (5)

Business Days after receipt of its material.

       4.2   The  Company  shall  not  give  any  information  or  make   any

representations or statements on behalf of the Fund or concerning the Fund in connection  with  the  sale of Variable Insurance  Products  other  than  the information  or  representations contained in the registration  statement  or

Prospectus for the Fund shares, as such registration statement and Prospectus may  be  amended  or supplemented from time to time, or in reports  or  proxy statements for the Fund, or in sales literature or other promotional material approved by the Fund or its designee, except with the permission of the  Fund or its designee.

      4.3   The  Fund  or its designee shall furnish, or shall  cause  to  be furnished, to the Company or its designee, each piece of sales literature  or

other   promotional  material  in  which  the  Company  and/or  its  Separate

Account(s), are named at least ten (10) Business Days prior to its  use.   No

such material shall be used if the Company or its designee reasonably objects to such use within five (5) Business Days after receipt of such material.

     4.4  The Fund shall not give any information or make any representations or  statements  on  behalf  of the Company or concerning  the  Company,  each

Separate  Account,  or  the  Variable  Insurance  Products  other  than   the

information  or  representations contained in or accurately  derived  from  a registration statement or prospectus for such Variable Insurance Products, as such  registration  statement and prospectus may be amended  or  supplemented from  time  to time, or in published reports for such Separate Account  which are  in  the  public  domain or approved by the Company for  distribution  to

Owners, or in sales literature or other promotional material approved by  the

Company or its designee, except with the permission of the Company.

     4.5  The Fund shall provide to the Company at least one complete copy of

all   registration   statements,  prospectuses,  Statements   of   Additional

Information,   reports,  proxy  statements,  sales   literature   and   other

promotional  materials, applications for exemptions, requests  for  no-action letters, and all amendments to any of the above, that relate to the  Fund  or its  shares, contemporaneously with the filing of such document with the  SEC or other regulatory authorities.

     4.6  The Company shall provide to the Fund at least one complete copy of

all   registration   statements,  prospectuses,  Statements   of   Additional

Information, reports, solicitations for voting instructions, sales literature and  other promotional materials, applications for  exemptions, requests  for no-action letters, and all amendments to any of the above, that relate to the

Variable  Insurance Products or any Separate Account, contemporaneously  with the filing of such document with the SEC or other regulatory authorities.

      4.7   For purposes of this Article IV, the phrase "sales literature  or other  promotional material" includes, but is not limited to,  advertisements

(such  as  material published, or designed for use in, a newspaper, magazine,

or   other  periodical,  radio,  television,  telephone  or  tape  recording,

videotape  display,  signs or billboards, motion pictures,  or  other  public media),  sales  literature ( i. e., any written communication distributed  or made  generally  available to customers or the public,  including  brochures,

circulars,  research  reports, market letters, form letters,  seminar  texts,

reprints  or  excerpts  of  any  other advertisement,  sales  literature,  or published article), educational or training materials or other communications distributed  or made generally available to some or all agents or  employees,

and   registration   statements,  prospectuses,  Statements   of   Additional

Information, shareholder reports, and proxy materials and any other  material constituting sales literature or advertising under the 1933 Act, the 1940 Act or NASD rules.

ARTICLE V.      Fees and Expenses

      5.1   The  Fund shall pay no fee or other compensation to  the  Company under  this Agreement (except for items covered in Article III), except  that if  the  Fund or any Portfolio adopts and implements a plan pursuant to  Rule

12b-1 to finance distribution expenses, then Distributor may make payments to the  Company for the Variable Insurance Products if and in amounts agreed  to by Distributor in writing and such payments will be made out of existing fees payable  to  Distributor,  past  profits of Distributor  or  other  resources available  to  Distributor.  No such payments shall be made directly  by  the

Fund.  Currently, no such payments are contemplated.

      5.2   All  expenses  incident to performance by  the  Fund  under  this

Agreement shall be paid by the Fund.  The Fund shall see to it that  all  its shares  are  registered  and  authorized  for  issuance  in  accordance  with applicable federal law and if and to the extent deemed advisable by the Fund,

in accordance with applicable state laws prior to their sale.  The Fund shall bear  the  expenses of registration and qualification of the  Fund's  shares,

preparation  and filing of the Fund's prospectus and registration  statement,

proxy materials and reports, setting the prospectus in type, setting in  type and  printing the proxy materials and reports to shareholders (including  the costs  of  printing  a  prospectus that constitutes an  annual  report),  the preparation  of all statements and notices required by any federal  or  state law, and all taxes on the issuance or transfer of the Fund's shares.

      5.3   The  Company shall bear the expenses of distributing  the  Fund's proxy materials and reports to Owners.


ARTICLE VI.     Potential Conflicts

      6.1  The parties acknowledge that the Fund presently intends to file an application  with  the SEC to request an order granting relief  from  various provisions  of the 1940 Act and the rules thereunder to the extent  necessary to  permit  the  Fund shares to be sold to and held by variable  annuity  and variable life insurance separate accounts of both affiliated and unaffiliated

Participating Insurance Companies and Qualified Plans. It is anticipated that the  Exemptive  Order, when and if issued, shall require the  Fund  and  each

Participating  Insurance Company to comply with conditions  and  undertakings substantially  as provided in this Section 6. If the Exemptive Order  imposes conditions  materially different from those provided for in this  Section  6,

the  conditions and undertakings imposed by the Exemptive Order shall  govern this  Agreement  and  the  parties  hereto  agree  to  amend  this  Agreement consistent  with  the  Exemptive  Order. The  Fund  will  not  enter  into  a participation agreement with any other Participating Insurance Company unless it  imposed  the  same  conditions and undertakings as  are  imposed  on  the

Company.

      6.2  The Board shall monitor the Fund for the existence of any material irreconcilable  conflict  between the interests of  the  Owners  of  separate

accounts  of  Participating Insurance Companies investing  in  the  Fund.   A

material  irreconcilable  conflict  may  arise  for  a  variety  of  reasons,

including:  (a) an action by any state insurance regulatory authority; (b)  a change  in applicable federal or state insurance, tax, or securities laws  or regulations,  or  a  public  ruling,  private  letter  ruling,  no-action  or interpretative letter, or any similar action by insurance, tax, or securities regulatory  authorities; (c) an administrative or judicial  decision  in  any relevant proceeding; (d) the manner in which the investments of any Portfolio are  being managed; (e) a difference in voting instructions given by variable annuity contract and variable life insurance policy Owners; (f) a decision by an  insurer  to  disregard  the voting instructions  of  Owners;  or  (g)  if

applicable,  a  decision  of  a  Qualified  Plan  to  disregard  the   voting

instructions  of  plan  participants.  The Board shall  promptly  inform  the

Company  if it determines that a material irreconcilable conflict exists  and the implications thereof.

      6.3   The  Company  will  report any potential  or  existing  conflicts

(including the occurrence of any event specified in paragraph 6.1  which  may give rise to such a conflict) of which it is aware to the Board.  The Company will assist the Board in carrying out their responsibilities under the Shared

Funding  Exemptive  Order,  by  providing  the  Board  with  all  information reasonably  necessary  for  the Board to consider  any  issues  raised.  This includes,  but is not limited to, an obligation by the Company to inform  the

Board    whenever   Owner   voting   instructions   are   disregarded.    The

responsibilities  of  the Company will be carried out  with  a  view  to  the interests of the Owners.

      6.4   If it is determined by a majority of the Board, or a majority  of its  disinterested trustees, that a material irreconcilable conflict  exists,

the  Company  and  other Participating Insurance Companies  shall,  at  their expense and to the extent reasonably practicable (as determined by a majority

of  the  disinterested    directors), take whatever steps  are  necessary  to

remedy  or  eliminate  the  material  irreconcilable  conflict,  up  to   and

including:   (1)  withdrawing the assets allocable to  some  or  all  of  the separate accounts of Participating Insurance Companies from the Fund  or  any

Portfolio  and  reinvesting  such assets in a  different  investment  medium,

including  (but not limited to) another Portfolio of the Fund, or  submitting the  question whether such segregation should be implemented to a vote of all affected Owners and, as appropriate, segregating the assets of any particular group  (  i. e., annuity contract owners, life insurance contract owners,  or variable  contract  owners of one or more Participating Insurance  Companies)

that  votes in favor of such segregation, or offering to the affected  Owners the  option  of  making such a change; and (2) establishing a new  registered management investment company or managed separate account.

      6.5  If a material irreconcilable conflict arises because of a decision by  the  Company  to  disregard Owner voting instructions and  that  decision represents a minority position or would preclude a majority vote, the Company shall  be required, at the Fund's election, to withdraw the affected Separate

Account's  (or  subaccount's)  investment in  the  Fund  and  terminate  this

Agreement  with  respect to such Separate Account (or subaccount);  provided,

however, that such withdrawal and termination shall be limited to the  extent required by the foregoing material irreconcilable conflict as determined by a majority  of  the  disinterested members of the Board. The responsibility  to take  such  remedial  action shall be carried out with a  view  only  to  the interests of the Owners. Any such withdrawal and termination must take  place within six (6) months after the Fund gives written notice that this provision is  being  implemented,  and  until the end of  that  six  (6)  month  period

Distributor and the Fund shall continue to accept and implement orders by the

Company for the purchase and redemption of shares of the Fund.

      6.6   If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to the Company conflicts with the  majority  of other state regulators, then the Company will withdraw  the affected  Separate  Account's  investment in  the  Fund  and  terminate  this

Agreement  within  six  (6) months after the Board  informs  the  Company  in

writing   that   it  has  determined  that  such  decision  has   created   a

irreconcilable material conflict; provided, however, that such withdrawal and termination  shall  be  limited  to  the extent  required  by  the  foregoing

irreconcilable  material  conflict  as  determined  by  a  majority  of   the

disinterested members of the Board.  Until the end of the foregoing  six  (6)

month period, Distributor and the Fund shall continue to accept and implement orders by the Company for the purchase and redemption of shares of the Fund.

      6.7   For  purposes  of Sections 6.4 through 6.7 of this  Agreement,  a majority  of  the disinterested members of the Board shall determine  whether

any   proposed  action  adequately  remedies  any   irreconcilable   material

conflict,  but  in  no event will the Fund be required  to  establish  a  new funding medium for the Variable Insurance Products. The Company shall not  be required  by  Section 6.4 to establish a new funding medium for the  Variable

Insurance  Products  if  an offer to do so has been declined  by  vote  of  a majority  of  Owners  materially  adversely affected  by  the  irreconcilable material  conflict. In the event that the Board determines that any  proposed action does not adequately remedy any irreconcilable material conflict,  then the  Company shall withdraw the affected Separate Account's investment in the

Fund  and  terminate  this Agreement within six (6) months  after  the  Board informs  the  Company  in  writing of the foregoing determination;  provided,

however, that such withdrawal and termination shall be limited to the  extent required  by  any  such material irreconcilable conflict as determined  by  a majority of the disinterested Members of the Board.

     6.8  If and to the extent that Rule 6e-2 or Rule 6e-3(T) are amended, or

Rule  6e-3 is adopted, to provide exemptive relief from any provision of  the

1940  Act or the rules promulgated thereunder with respect to mixed or shared funding  (as  defined  in the Shared Funding Exemptive Order)  on  terms  and conditions  materially different from those contained in the  Shared  Funding

Exemptive  Order,  then  (a)  the  Fund and/or  the  Participating  Insurance

Companies,  as  appropriate, shall take such steps as  may  be  necessary  to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the  extent such Rules are applicable; and (b) Sections 3.4, 3.5,  6.2,  6.3,

6.4,  6.5,  and 6.6 of this Agreement shall continue in effect  only  to  the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.

ARTICLE VII.    Indemnification

7.1   Indemnification By the Company

     7.1(a)    The Company shall indemnify and hold harmless the Distributor,

the  Advisor,  the  Fund and each member of the Board and officers  and  each person, if any, who controls the Fund within the meaning of Section 15 of the

1933  Act  (collectively,  the "Indemnified Parties"  for  purposes  of  this

Section  7.1)  against  any  and  all losses,  claims,  damages,  liabilities

(including  amounts  paid  in  settlement with the  written  consent  of  the

Company)  or  litigation (including legal and other expenses), to  which  the

Indemnified  Parties  may  become subject under any statute,  regulation,  at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale of the Variable Insurance Products and:

          (i)   arise  out  of  or  are based upon any untrue  statements  or alleged  untrue  statements of any material fact contained  in  the registration  statement  or prospectus for the  Variable  Insurance

          Products  or  in  the  sales literature for the Variable  Insurance

          Products  (or any amendment or supplement to any of the foregoing),

          or  arise  out  of or are based upon the omission  or  the  alleged omission  to  state therein a material fact required to  be  stated

          therein or necessary to make the statements therein not misleading,

          provided that this Agreement to indemnify shall not apply as to any

          Indemnified  Party if such statement or omission  or  such  alleged statement  or omission was made in reliance upon and in  conformity with  information  furnished in writing to the  Company  by  or  on behalf  of  the  Fund  for  use in the  registration  statement  or prospectus  for  the Variable Insurance Products or  in  the  sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Variable Insurance Products or Fund shares; or

     (ii) arise out of or are based upon statements or representations (other than  statements  or representations contained in the  Registration

          Statement, prospectus or sales literature of the Fund not  supplied by  the  Company, or persons under its control) or wrongful conduct

          of   the Company or persons under its control, with respect to  the sale or distribution of the Variable Insurance Products; or

    (iii) arise out of any untrue statement or alleged untrue statement of  a material fact contained in a Registration Statement, prospectus, or sales literature of the Fund or any amendment thereof or supplement thereto  or  the  omission or alleged omission to state  therein  a material  fact required to be stated therein or necessary  to  make the  statements  therein  not misleading if  such  a  statement  or omission  was  made in reliance upon information furnished  to  the

          Fund by or on behalf of the Company; or

     (iv) arise  as  a result from any failure by the Company to provide  the services  and  furnish  the  materials  under  the  terms  of  this

          Agreement; or

          (v)   arise  out  of  or  result from any material  breach  of  any

          representation  and/or  warranty  made  by  the  Company  in   this

          Agreement or arise out of or result from any other material  breach of  this  Agreement by the Company, as limited by and in accordance with the provisions of Sections 7.1(b) and 7.1(c) hereof.

      7.1(b)     The  Company shall not be liable under this  indemnification provision  with  respect  to  any  losses, claims,  damages,  liabilities  or litigation  incurred or assessed against an Indemnified  Party  as  such  may arise from such Indemnified Party's willful misfeasance, bad faith, or  gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to the Fund, whichever is applicable.

      7.1(c)     The  Company shall not be liable under this  indemnification provision with respect to any claim made against an Indemnified Party  unless such  Indemnified Party shall have notified the Company in writing  within  a reasonable  time  after  the  summons or other  first  legal  process  giving information  of  the  nature of the claim shall have been  served  upon  such

Indemnified Party (or after such Indemnified Party shall have received notice of  such  service on any designated agent), but failure to notify the Company of  any such claim shall not relieve the Company from any liability which  it may  have  to  the  Indemnified Party against whom  such  action  is  brought

otherwise  than on account of this indemnification provision.   In  case  any

such  action  is brought against an Indemnified Party, the Company  shall  be entitled  to participate, at its own expense, in the defense of such  action.

The  Company  also  shall  be entitled to assume the  defense  thereof,  with counsel satisfactory to the party named in the action.  After notice from the

Company to such party of the election of one or both of the Company to assume the  defense thereof, the Indemnified Party shall bear the fees and  expenses of  any additional counsel retained by it, and the Company will not be liable to  such  party  under  this  Agreement  for  any  legal  or  other  expenses subsequently  incurred  by such party independently in  connection  with  the defense thereof other than reasonable costs of investigation.

      7.1(d)    The Indemnified Parties shall promptly notify the Company  of the  commencement of any litigation or proceeding against them in  connection with the issuance or sale of Variable Insurance Products or the operation  of the  Fund.  This indemnification shall be in addition to any liability  which the Company may otherwise have.

7.2   Indemnification By the Advisor

     7.2(a)    The Advisor shall indemnify and hold harmless the Company, and its  directors and officers and each person, if any, who controls the Company within  the  meaning  of  Section  15 of  the  1933  Act  (collectively,  the

"Indemnified Parties" for purposes of this Section 7.2) against any  and  all losses,  claims, damages, liabilities (including amounts paid  in  settlement with  the  written  consent of the Fund) or litigation (including  legal  and other expenses) to which the Indemnified Parties may become subject under any statute, at common law or otherwise, insofar as such losses, claims, damages,

liabilities  or  expenses (or actions in respect thereof) or settlements  are related to the operations of the Fund and:

            (i)  arise  out  of  or are based upon any untrue  statements  or alleged  untrue  statements of any material fact contained  in  the registration  statement or prospectus or sales literature  for  the

          Fund  (or any amendment or supplement to any of the foregoing),  or arise out of or are based upon the omission or the alleged omission to  state therein a material fact required to be stated therein  or necessary  to make the statements therein not misleading,  provided that  this  Agreement  to  indemnify shall  not  apply  as  to  any

          Indemnified  Party if such statement or omission  or  such  alleged statement  or omission was made in reliance upon and in  conformity with  information furnished in writing to the Advisor,  Distributor or  the  Fund  by  or  on  behalf of the Company  for  use  in  the registration statement or prospectus for the Fund or in  the  sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of Fund shares; or

          (ii)  arise  out of or are based upon statements or representations

          (other   than  statements  or  representations  contained  in   the

          Registration  Statement,  prospectus or  sales  literature  of  the

          Variable   Insurance  Products  not  supplied   by   the   Advisor,

          Distributor  or persons under its control) or wrongful  conduct  of one  or  both  of  the  Fund or the Advisor or  persons  under  its control,  with respect to the sale or distribution of Fund  shares;

          or

          (iii)      arise  out  of any untrue statement  or  alleged  untrue

          statement of a material fact contained in a Registration Statement,

          prospectus, or sales literature of the Variable Insurance Products,

          or  any amendment thereof or supplement thereto, or the omission or alleged  omission to state therein a material fact required  to  be stated  therein  or  necessary to make the statements  therein  not misleading  if  such a statement or omission was made  in  reliance upon and in conformity with information furnished to the Company by or on behalf of the Fund; or

          (iv)  arise  out  of or result from any failure by the  Advisor  to provide  the services and furnish the materials under the terms  of this  Agreement (including a failure to comply with the diversifica tion requirements specified in Article II of this Agreement); or

          (v)   arise  out  of  or  result from any material  breach  of  any representation  and/or warranty made by the Fund in this  Agreement or  arise out of or result from any other material breach  of  this

          Agreement by the Fund;

as  limited  by and in accordance with the provisions of Sections 7.2(b)  and

7.2(c) hereof.

      7.2(b)     The  Advisor shall not be liable under this  indemnification provision  with  respect  to  any  losses, claims,  damages,  liabilities  or litigation  incurred or assessed against an Indemnified  Party  as  such  may arise  from such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of  such  Indemnified  Party's reckless disregard of obligations  and  duties under  this  Agreement  or  to the Company, the  Fund,  Distributor  or  each

Separate Account, whichever is applicable.

      7.2(c)     The  Advisor shall not be liable under this  indemnification provision with respect to any claim made against an Indemnified Party  unless such  Indemnified Party shall have notified the Advisor in writing  within  a reasonable  time  after  the  summons or other  first  legal  process  giving information  of  the  nature  of  the  claim  shall  have  served  upon  such

Indemnified Party (or after such Indemnified Party shall have received notice of  such  service on any designated agent), but failure to notify the Advisor of  any such claim shall not relieve the Advisor from any liability which  it may  have  to  the  Indemnified Party against whom  such  action  is  brought

otherwise  than on account of this indemnification provision.   In  case  any

such  action  is brought against and Indemnified Party, the Advisor  will  be entitled  to  participate, at its own expense, in the  defense  thereof.  The

Advisor  also  shall be entitled to assume the defense thereof, with  counsel satisfactory to the party named in the action.  After notice from the Advisor to  such  party of the Advisor's election to assume the defense thereof,  the

Indemnified Party shall bear the fees and expenses of any additional  counsel retained  by it, and the Advisor will not be liable to such party under  this

Agreement for any legal or other expenses subsequently incurred by such party independently  in connection with the defense thereof other  than  reasonable costs of investigation.

      7.2(d)     The  Company agrees promptly to notify the  Advisor  of  the commencement  of  any litigation or proceedings against  it  or  any  of  its officers or directors in connection with this Agreement, the issuance or sale of  the  Variable  Insurance Products or the operation of the  Account.  This indemnification shall be in addition to any liability which the  Advisor  may otherwise have.

     7.3  Indemnification by the Distributor

     7.3(a)    The Distributor shall indemnify and hold harmless the Company,

and  each of its directors and officers and each person, if any, who controls the  Company  within the meaning of Section 15 of the 1933 Act (collectively,

the  "Indemnified Parties" for purposes of this Section 7.3) against any  and all  losses, claims, damages, liabilities or litigation (including legal  and other expenses) to which the Indemnified Parties may become subject under any statute, at common law or otherwise, insofar as such losses, claims, damages,

liabilities  or  expenses (or actions in respect thereof) or settlements  are related to the sale or acquisition of the Fund's shares and:

          (i)   arise  out of or are based upon statements or representations

          (other   than  statements  or  representations  contained  in   the

          Registration  Statement,  prospectus or sales  literature  for  the

          Variable  Insurance  Products  not  supplied  by  the  Distributor,

          Advisor, Fund or persons under its control) or wrongful conduct  of the  Distributor or persons under its control, with respect to  the sale or distribution of the Fund shares; or

          (ii)  arise out of any untrue statement or alleged untrue statement of  a  material fact contained in sales literature of the  Variable

          Insurance Products, or any amendment thereof or supplement thereto,

          or  the  omission or alleged omission to state therein  a  material fact  required  to  be  stated therein or  necessary  to  make  the statements  therein not misleading if such a statement or  omission was  made  in  reliance  upon  and in conformity  with  information furnished to the Company by the Distributor, or

          (iii)      arise  out  of  or  result  from  any  failure  by   the

          Distributor to provide the services and furnish the materials under the terms of this Agreement; or

          (iv)  arise  out  of  or  result from any material  breach  of  any representation  and/or  warranty made by the  Distributor  in  this

          Agreement or arise out of or result from any other material  breach of this Agreement by the Distributor;

as  limited  by and in accordance with the provisions of Sections 7.3(b)  and

7.3(c) hereof.

     7.3(b)    The Distributor shall not be liable under this indemnification provision  with  respect  to  any  losses, claims,  damages,  liabilities  or litigation to which an Indemnified Party would otherwise be subject by reason of  such  Indemnified  Party's  willful  misfeasance,  bad  faith,  or  gross negligence in the performance of such Indemnified Party's duties or by reason of  such  Indemnified  Party's reckless disregard of obligations  and  duties under this Agreement or to the Company or the Separate Account, whichever  is applicable.

     7.3(c)    The Distributor shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party  unless such  Indemnified Party shall have notified the Distributor in writing within a  reasonable  time  after the summons or other first  legal  process  giving information  of  the  nature  of  the  claim  shall  have  served  upon  such

Indemnified Party (or after such Indemnified Party shall have received notice of  such  service  on  any  designated agent),  but  failure  to  notify  the

Distributor  of  any  such claim shall not relieve the Distributor  from  any liability  which it may have to the Indemnified Party against and  whom  such

action   is  brought  otherwise  than  on  account  of  this  indemnification provision.  In case any such action is brought against an Indemnified  Party,

the  Distributor will be entitled to participate, at its own expense, in  the

defense  thereof.   The  Distributor also shall be  entitled  to  assume  the

defense  thereof, with counsel satisfactory to the party named in the action.

After notice from the Distributor to such party of the Distributor's election to  assume the defense thereof, the Indemnified Party shall bear the fees and expenses  of any additional counsel retained by it, and the Distributor  will not  be  liable  to such party under this Agreement for any  legal  or  other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

      7.3(d)    The Company agrees promptly to notify the Distributor of  the commencement  of any litigation or proceedings against them or any  of  their respective  officers  or  directors in connection with  this  Agreement,  the issuance  or  sale  of the Variable Insurance Products or  the  operation  of either  Account. This indemnification shall be in addition to  any  liability which the Distributor may otherwise have.

ARTICLE VIII.   Applicable Law

      8.1   This  Agreement  shall  be construed and  the  provisions  hereof interpreted under and in accordance with the laws of New York.

     8.2  This Agreement shall be subject to the provisions of the 1933, 1934 and  1940  Acts,  and  the  rules  and regulations  and  rulings  thereunder,

including such exemptions from those statutes, rules and regulations  as  the

SEC  may  grant (including, but not limited to, the Shared Funding  Exemptive

Order)  and the terms hereof shall be interpreted and construed in accordance therewith.

ARTICLE XI.   Termination

      9.1.  This Agreement shall continue in full force and effect until  the first to occur of:

          (a)  termination by any party for any reason by six months' advance written notice delivered to the other parties; or

          (b)   termination by the Company by written notice to the Fund  and the  Distributor  with  respect to any  Portfolio  based  upon  the

          Company's  determination  that shares of  such  Portfolio  are  not reasonably  available to meet the requirements of the Contracts  or not consistent with the Company's obligations to Owners; or

          (c)   termination by the Company by written notice to the Fund  and the  Distributor with respect to any Portfolio in the event any  of the  Portfolio's  shares  are not registered,  issued  or  sold  in accordance  with applicable state and/or federal law  or  such  law precludes  the  use  of  such shares as the underlying  investments media of the Variable Insurance Products issued or to be issued  by the Company; or

          (d)   termination by the Company by written notice to the Fund  and the  Distributor with respect to any Portfolio in  the  event  that such  Portfolio ceases to qualify as a Regulated Investment Company under  Subchapter  M  of the Code or any independent  or  resulting failure  under Section 817 of the Code, or under any  successor  or similar  provision of either, or if the Company reasonably  believe that the Fund may fail to so qualify; or

          (e)   termination by either the Fund or the Distributor by  written notice  to  the Company, if either one or both of the Fund  or  the

          Distributor respectively, shall determine, in their sole  judgement exercised  in good faith, that the Company has suffered a  material adverse  change in their business, operations, financial  condition or prospects since the date of this Agreement or are the subject of material  adverse publicity; but no termination shall be  effective under  this  subsection (e) until the Company has been  afforded  a reasonable opportunity to respond to a statement by the Fund or the

          Distributor   concerning  the  reason  for  notice  of  termination

          hereunder; or

          (f)   termination by the Company by written notice to the Fund  and the  Distributor,  if  the Company shall  determine,  in  its  sole judgement  exercised in good faith, that either  the  Fund  or  the

          Distributor has suffered a material adverse change in its business,

          operations, financial condition or prospects since the date of this

          Agreement or is the subject of material adverse publicity;  but  no termination shall be effective under this subsection (f) until  the

          Company has been afforded a reasonable opportunity to respond to  a statement by the Fund or the Distributor concerning the reason  for notice of termination hereunder.

          (g)   At  the option of the Fund if the Variable Insurance Products cease  to qualify as annuity contracts or life insurance contracts,

          as  applicable, under the Code, of if the Fund reasonably  believes that  the  Variable  Insurance Products may  fail  to  so  qualify.

          Termination  shall  be  effective upon receipt  of  notice  by  the

          Company.

          (h)   At  the option of the Company, upon the Fund's breach of  any material  provision of this Agreement, which breach  has  not  been cured to the satisfaction of the Company within ten (10) days after written notice of such breach is delivered to the Fund .

          (i)   At  the option of the Fund, upon the Company's breach of  any material  provision of this Agreement, which breach  has  not  been cured  to  the satisfaction of the Fund within ten (10) days  after written notice of such breach is delivered to the Company.

          (j)   At  the  option  of  the Company, if the  Variable  Insurance

          Products are not sold in accordance with applicable federal  and/or state  law  by  the  Distributor. Termination  shall  be  effective immediately upon such occurrence without notice.

          (k)   At the option of the Fund, if the Variable Insurance Products are not registered and issued in accordance with applicable federal and/or  state law. Termination shall be effective immediately  upon such occurrence without notice.

      9.2   Effect  of Termination. Notwithstanding any termination  of  this

Agreement,  the Fund and the Distributor shall at the option of the  Company,

continue  to  make available additional shares of the Fund  pursuant  to  the terms  and conditions of this Agreement, for all Variable Insurance  Products in effect on the effective date of termination of this Agreement (hereinafter referred  to as "Existing Contracts"). Specifically, without limitation,  the

Owners of the Existing Contracts shall be permitted to reallocate investments in  the  Fund, redeem investments in the Fund and/or invest in the Fund  upon the  making of additional purchase payments under the Existing Contracts. The parties agree that this Section 9.2 shall not apply to any terminations under

Article  VI and the effect of such Article VI terminations shall be  governed by  Article  VI of this Agreement. However, in no event shall  the  Fund  and

Distributor  be  required  to make additional shares  available  to  Existing

Contracts for more that six (6) months after the date of termination  of  the

Agreement.

      9.3   The  Company  shall not redeem Fund shares  attributable  to  the

Variable  Insurance Products (as opposed to Fund shares attributable  to  the

Company's  assets held in the Separate Account) except (i)  as  necessary  to implement  Owner initiated or approved transactions, or (ii) as  required  by state and/or federal laws or regulations or judicial or other legal precedent of  general  application  (hereinafter referred to  as  a  "Legally  Required

Redemption") or (iii) as permitted by an order of the SEC pursuant to Section

26(b) of the 1940 Act. Upon request, the Company will promptly furnish to the

Fund  and  the  Distributor the opinion of counsel  for  the  Company  (which counsel shall be reasonably satisfactory to the Fund and the Distributor)  to the effect that any redemption pursuant to the clause (ii) above is a Legally

Required  Redemption. Furthermore, except in cases where permitted under  the terms of the Variable Insurance Products, and as may be in the best interests of Owners, as determined by the Company, the Company shall not prevent Owners from  allocating  payments to a Portfolio that was otherwise available  under the  Contracts without first giving the Fund or the Distributor  ninety  (90)

days notice of its intention to do so.

      9.4   Notwithstanding any termination of this Agreement for any reason,

the  terms and conditions of the following provisions of this Agreement shall remain  in effect with respect to any Existing Contract, for so long as  such

Existing  Contract has assets invested in the Fund: Section 1.3  to  1.10  of

Article  I  (governing  the pricing and redemption  of  shares);  Article  II

(Representations and Warranties); Sections 3.1 through 3.3 and 3.5 of Article

III  (Prospectus  and  Proxy Statements, and Voting); Articles  IV  and  VIII

(Sales   Material   and  Information;  Fees  and  Expenses,  Diversification;

Potential   Conflicts;  Indemnification;  and  Applicable  Law);  Article   X

(Notices);  and  Sections 11.1, 11.2, and 11.5 through  11.8  of  Article  XI

(Miscellaneous). Further, notwithstanding any termination of  this  Agreement for  any reason, the terms and conditions of the following provisions of this

Agreement  shall remain in effect with regard to Variable Insurance  Products previously invested in the Fund: Article II (Representations and Warranties);

and Article VIII (Indemnification).

ARTICLE X.   Notices

      Any  notice  shall  be sufficiently given when sent  by  registered  or certified  mail  to the other party at the address of such  party  set  forth below or at such other address as such party may from time to time specify in writing to the other party.

          If to the Fund:

               c/o Manning & Napier   Insurance Fund, Inc.
               1100 Chase Square
               Rochester, NY 14604
               Attention:   Corporate Secretary

          If to the Company:

               Liberty Life Assurance Company of Boston
               175 Berkeley Street
               Boston, MA 02117
               Attention:  General Counsel

          If to Distributor:

               Manning & Napier Investor Services, Inc.
               1100 Chase Square
               Rochester, NY 14604
               Attention:   Secretary

ARTICLE XI.     Miscellaneous

     11.1  All persons dealing with the Fund must look solely to the property of the Fund for the enforcement of any claims against the Fund as neither the

Board, officers, agents or shareholders assume any personal liability for any obligations entered into on behalf of the Fund.

      11.2   Subject  to  the  requirements of legal process  and  regulatory authority,  each  party  hereto shall treat as  confidential  the  names  and addresses  of  the  Owners  and  all  information  reasonably  identified  as confidential in writing by any other party hereto and, except as permitted by this  Agreement, shall not disclose, disseminate or utilize  such  names  and addresses and other confidential information until such time as it  may  come into  the  public domain without the express written consent of the  affected party.

      11.3   The  captions in this Agreement are included for convenience  of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

      11.4   This  Agreement may be executed simultaneously in  two  or  more counterparts, each of which taken together shall constitute one and the  same instrument.

      11.5   If any provision of this Agreement shall be held or made invalid by  a  court  decision,  statute, rule or otherwise,  the  remainder  of  the

Agreement shall not be affected thereby.

      11.6   Each party hereto shall cooperate with each other party and  all appropriate governmental authorities (including without limitation  the  SEC,

the  NASD,  and state insurance regulators) and shall permit such authorities

reasonable  access  to  its  books  and  records  in  connection   with   any

investigation  or  inquiry  relating to this Agreement  or  the  transactions contemplated hereby.

      11.7   The rights, remedies and obligations contained in this Agreement are  cumulative  and  are  in addition to any and all  rights,  remedies  and obligations,  at law or in equity, which the parties hereto are  entitled  to under state and federal laws.

      11.8  This Agreement or any of the rights and obligations hereunder may not be assigned by any party without the prior written consent of all parties hereto;  provided, however, that the Distributor may assign the Agreement  or any  rights  or  obligations hereunder to any affiliate of or  company  under common control with the Distributor (but in such event the Distributor  shall continue  to be liable under Article VII of this Agreement for any  indemnifi cation  due  to  the  Company, and assignee shall also be  liable),  if  such assignee  is duly licensed and registered to perform the obligations  of  the

Distributor under this Agreement.

      11.9  No provision of the Agreement may be amended or modified  in  any manner except by a written agreement properly authorized and executed by  the

Fund, the Distributor and the Company.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to  be  executed  in  its  name  and on its behalf  by  its  duly  authorized representative  and its seal to be hereunder affixed hereto as  of  the  date specified below.

                         LIBERTY LIFE ASSURANCE COMPANY OF BOSTON
                         By its authorized officer,

                         By: ________________________________

                         Title: _____________________________

                         Date: ______________________________

                         MANNING & NAPIER INVESTOR SERVICES, INC.
                         By its authorized officer,

                         By: _______________________________

                         Title: ____________________________

                         Date: _____________________________

                         MANNING & NAPIER INSURANCE FUND, INC.
                         By its authorized officer,

                         By: _______________________________

                         Title: ____________________________

                         Date: _____________________________

                         MANNING & NAPIER ADVISORS, INC.
                         By its authorized officer,

                         By: _______________________________

                         Title: ____________________________

                         Date: _____________________________




                           Schedule A

                 Manning & Napier Insurance Fund


Manning & Napier Moderate Growth   Portfolio

Manning & Napier Growth   Portfolio

Manning & Napier Equity   Portfolio

Manning & Napier Small Cap   Portfolio

Manning & Napier Bond   Portfolio

Manning & Napier   Maximum Horizon Portfolio






                           Schedule B

Separate Accounts             Selected Funds

Variable Account J            Manning & Napier Moderate Growth Portfolio

                              Manning & Napier Growth Portfolio

                              Manning & Napier Equity Portfolio

                              Manning & Napier Small Cap Portfolio

                              Manning & Napier Bond Portfolio

                              Manning & Napier Maximum Horizon Portfolio


____________________________________________________________________________


Contract - Form Number

DVA(1)              (Group Master Contract)

DVA(1)/CERT         (Group Certificate)

DVA(1)/IND          (Individual Contract)

                                                       EXHIBIT 8(c)

                           PARTICIPATION AGREEMENT
                                    AMONG
                  LIBERTY LIFE ASSURANCE COMPANY OF BOSTON,
                     STEINROE VARIABLE INVESTMENT TRUST
                                     and
                      KEYPORT FINANCIAL SERVICES CORP.


      This Agreement, made and entered into as of this 15th day of May,  1992 by and among Liberty Life Assurance Company of Boston (the "Company"), on its

own  behalf  and  on  behalf of its Separate Accounts, each  of  which  is  a segregated  asset account of the Company, SteinRoe Variable Investment  Trust

(the "Trust"), and Keyport Financial Services Corp. (the "Underwriter").

      WHEREAS,  the  Trust  engages in business  as  an  open-end  management investment  company  and  is available to act as the investment  vehicle  for separate  accounts  established  for variable  life  insurance  policies  and variable  annuity contracts (collectively, "Variable Insurance Products")  to be  offered  by  insurance  companies which have entered  into  participation

agreements   substantially   identical   to   this   Agreement   (hereinafter

"Participating Insurance Companies"); and

      WHEREAS,  the beneficial interest in the Trust is divided into  several series of shares, representing the interest in a particular managed portfolio of  securities  and other assets (such series being hereinafter  referred  to individually as a "Series" or collectively as the "Series"); and

      WHEREAS, the Trust relies on an order from the Securities and  Exchange

Commission  ("SEC"),  dated July 1, 1988 (File No. 812-7044),  granting  life insurance companies and variable annuity and variable life insurance separate accounts  exemptions from the provisions of Sections 9(a), 13(a), 15(a),  and

15(b) of the Investment Company Act of 1940, as amended (the "1940 Act")  and

Rules  6e-2(b)(15) and 6e-3(T)(b)(15) thereunder to the extent  necessary  to permit  shares  of the Trust to be sold to and held by variable  annuity  and variable life insurance separate accounts of both affiliated and unaffiliated life  insurance companies (hereinafter the "Shared Funding Exemptive Order");

and

      WHEREAS,  the Trust is registered as an open-end management  investment company under the 1940 Act and its shares are registered under the Securities

Act of 1933, as amended (the "1933 Act"); and

      WHEREAS,  Stein  Roe  & Farnham Incorporated (the  "Adviser")  is  duly registered as an investment adviser under the federal Investment Advisers Act of 1940 and any applicable state securities law; and

     WHEREAS, Liberty Investment Services, Inc. ("LIS") (the "Administrator")

serves  as transfer agent and provides administrative services to the  Trust;

and

      WHEREAS,  the Company has registered or will register certain  Variable

Insurance Products under the 1933 Act; and

      WHEREAS,  the Company has established duly organized, validly  existing segregated  asset  accounts (the "Separate Accounts") by  resolution  of  the

Board of Directors of the Company; and

      WHEREAS,  the Company has registered or will register certain  Separate

Accounts as unit investment trusts under the 1940 Act; and

      WHEREAS, the Company relies on certain provisions of the 1940  Act  and

1933  Act  that  exempt  certain  Separate Accounts  and  Variable  Insurance

Products  from  the registration requirements of the Acts in connection  with

the   sale  of  Variable  Insurance  Products  under  certain  tax-advantaged retirement programs, described in Article II., Section 2.12. and as  provided for by Internal Revenue Code of 1986, as amended (the "Code"); and

      WHEREAS, the Underwriter is registered as a broker-dealer with the  SEC under  the Securities Exchange Act of 1934, as amended (the "1934 Act"),  and is  a  member  in  good  standing of the National Association  of  Securities

Dealers, Inc. ("NASD"); and

      WHEREAS,  to  the  extent permitted by applicable  insurance  laws  and regulations, the Company intends to purchase shares in the Trust on behalf of each  Separate  Account to fund certain Variable Insurance Products  and  the

Underwriter is authorized to sell such shares to unit investment trusts  such as each Separate Account at net asset value; and

      NOW, THEREFORE, in consideration of their mutual promises, the Company,

the Trust and the Underwriter agree as follows:

ARTICLE I.  Sale of Fund Shares

      1.1. The Underwriter will sell to the Company those shares of the Trust which each Separate Account orders, executing such orders on a daily basis at the  net asset value next computed after receipt by the Separate Accounts  of purchase  payments  or  for  the business day  on  which  transactions  under

Variable  Insurance  Products are effected by  the  Separate  Accounts.   For

purposes  of  this Section 1.1., LIS shall be the designee of the  Trust  for receipt  of  such  orders  from each Separate Account  and  receipt  by  such designee  shall constitute receipt by the Trust.  "Business Day"  shall  mean any  day on which the New York Stock Exchange is open for regular trading and any  other day on which the Trust calculates its net asset value pursuant  to the rules of the SEC.

      1.2.  The  Trust  shall  make shares of each of  its  Series  available indefinitely for purchase at the applicable net asset value per share by  the

Company and its Separate Accounts on those days on which the Trust calculates its  net  asset  value pursuant to rules of the SEC and the Trust  shall  use reasonable  efforts to calculate such net asset value on each  Business  Day.

Notwithstanding  the  foregoing, the Board of  Trustees  of  the  Trust  (the

"Trustees") may refuse to sell shares of any Series to any person, or suspend or  terminate the offering of shares of any Series if such action is required by  law  or by regulatory authorities having jurisdiction or is, in the  sole discretion  of  the  Trustees acting in good faith  and  in  light  of  their fiduciary  duties under federal and any applicable state laws,  necessary  in the best interests of the shareholders of such Series.

      1.3. The Trust and the Underwriter agree that shares of the Trust  will be  sold  only  to  Participating  Insurance  Companies  and  their  Separate

Accounts.  No shares of any Series will be sold to the general public.

      1.4.  The Trust and the Underwriter will not sell Trust shares  to  any insurance company or separate account unless an agreement containing the same provisions as Articles I., III., V., VII. and Sections 2.5., 2.12. and  2.13.

of Article II. of this Agreement is in effect to govern such sales.

      1.5. The Trust will redeem for cash, at the Company's request, any full or  fractional  shares  of  the  Trust held by the  Company,  executing  such requests on a daily basis at the net asset value next computed after  receipt by  the  Separate Accounts of redemption requests or for the Business Day  on which  transactions  under Variable Insurance Products are  effected  by  the

Separate  Accounts.   For purposes of this Section 1.5.,  LIS  shall  be  the

designee  of  the  Trust  for receipt of requests  for  redemption  for  each

Separate Account.

      Notwithstanding  the  above, and subject to the  applicable  rules  and regulations,  if any, of the SEC, the Trust may elect to pay  the  redemption price for shares of any Series in whole or in part by a distribution in  kind of  securities  from the portfolio of the Trust allocated to such  Series  in

lieu  of  money,  valuing  such  securities  at  their  value  employed   for

determining  net asset value governing such redemption price,  and  selecting such  securities in a manner the Trustees may determine in good faith  to  be fair and equitable.

      1.6.  The  Trust may suspend the redemption of any full  or  fractional shares  of  the Trust (1) for any period (a) during which the New York  Stock

Exchange is closed (other than customary weekend and holiday closings) or (b)

during  which trading on the New York Stock Exchange is restricted;  (2)  for any period during which an emergency exists as a result of which (a) disposal by  the Trust of securities owned by it is not reasonably practicable or  (b)

it  is not reasonably practicable for the Trust fairly to determine the value of  its  net  assets; or (3) for such other periods as the SEC may  by  order permit for the protection of shareholders of the Trust.

      1.7.  The  Company may purchase and redeem the shares  of  each  Series offered  by  the then current prospectus of the Trust and in accordance  with the  provisions  of  such prospectus and statement of additional  information

("S.A.I.")  (collectively  referred  to  as  "Prospectus,"  unless  otherwise provided).  The  Company  agrees that all net  amounts  available  under  the

Variable  Insurance  Products  with the form number(s)  that  are  listed  on

Schedule A attached hereto and incorporated herein by this reference, as such

Schedule  A  may  be  amended from time to time hereafter by  mutual  written agreement  of all the parties hereto (the "Contracts"), shall be invested  in the  Trust, in such other investment companies advised by the Adviser as  may be  mutually agreed to in writing by the parties hereto, or in the  Company's general  accounts,  provided that such amounts may also  be  invested  in  an investment company other than the Trust if (a) such other investment company,

or   series  thereof,  has  investment  objectives  or  policies   that   are

substantially different from the investment objectives and policies  of  each of  the  Series  of  the Trust; or (b) the Company gives the  Trust  and  the

Underwriter forty-five (45) days written notice of its intention to make such other investment company available as a funding vehicle for the Contracts; or

(c)  such other investment company was available as a funding vehicle for the

Contracts prior to the date of this Agreement and the Company so informs  the

Trust  and the Underwriter prior to their signing this Agreement; or (d)  the

Trust or KFSC consents to the use of such other investment company.

      1.8.  The  Company shall pay for Trust shares on the next Business  Day after  an  order  to  purchase Trust shares is made in  accordance  with  the provisions  of  Section  1.1. hereof.  Payment  shall  be  in  federal  funds transmitted by wire, or may otherwise be provided by separate agreement.

      1.9.  Issuance and transfer of the Trust's shares will be by book entry

only.   Stock  certificates will not be issued to either the Company  or  the

Separate  Accounts.  Shares ordered from the Trust will  be  recorded  in  an appropriate title for each Separate Account or the appropriate subaccount  of each Separate Account.

      1.10.      The Trust, through its designee LIS, shall furnish same  day notice  (by  wire  or  telephone, followed by written  confirmation)  to  the

Company of any income dividends or capital gain distributions payable on  the shares  of any Series.  The Company hereby elects to receive all such income,

dividends and capital gain distributions as are payable on the shares of each

Series  in additional shares of that Series.  The Company reserves the  right to revoke this election and to receive all such income, dividends and capital gain  distributions in cash.  The Trust shall notify the Company through  its designee,  LIS, of the number of shares so issued as payment of  such  income dividends and capital gains distributions.

      1.11.      The Trust shall make the net asset value per share for  each

Series  available  to  the Company on a daily basis  as  soon  as  reasonably practical after the net asset value per share is calculated and shall use its best  efforts  to make such net asset value per share available  by  7  p.m.,

Boston time.

ARTICLE II.  Representations and Warranties

      2.1. The Company represents and warrants that the Contracts are or will be registered under the 1933 Act to the extent required by the 1933 Act; that the  Contracts will be issued and sold in compliance in all material respects with all applicable Federal and state laws and that the sale of the Contracts shall  comply  in  all  material respects with  state  insurance  suitability requirements.  The  Company further represents and warrants  that  it  is  an insurance  company duly organized and in good standing under  applicable  law and  that  prior to any issuance or sale of any Contract it has  legally  and validly established each Separate Account as a segregated asset account under

Section  132G  of  Chapter  175 of the Massachusetts  General  Laws  and  has

registered or, prior to any issuance or sale of the Contracts, will  register each  Separate  Account  as a unit investment trust in  accordance  with  the provisions  of the 1940 Act to serve as a segregated investment  account  for the Contracts, to the extent required by the 1940 Act.

      2.2.  The Trust represents and warrants that Trust shares sold pursuant to  this  Agreement  shall be registered under the 1933  Act  to  the  extent required by the 1933 Act, duly authorized for issuance and sold in compliance with the laws of the Commonwealth of Massachusetts and all applicable Federal and  any  state  securities  laws and that the  Trust  is  and  shall  remain

registered  under the 1940 Act to the extent required by the 1940  Act.   The

Trust  shall amend the registration statement for its shares under  the  1933

Act  and  the 1940 Act from time to time as required in order to  effect  the continuous offering of its shares.  The Trust shall register and qualify  the shares for sale in accordance with the laws of the various states only if and to the extent deemed advisable by the Trust or the Underwriter.

      2.3.  The  Trust represents that it intends to qualify as  a  Regulated

Investment Company under Subchapter M of the Code and that it will make every effort to maintain such qualification (under Subchapter M or any successor or similar  provision)  and  that it will notify the  Company  immediately  upon having  a reasonable basis for believing that it has ceased to so qualify  or that it might not so qualify in the future.

      2.4. The Company represents that the Contracts are currently treated as endowment, annuity or life insurance contracts under applicable provisions of the  Code  and that it will make every effort to maintain such treatment  and that  it will notify the Trust and the Underwriter immediately upon having  a reasonable  basis  for  believing that the Contracts have  ceased  to  be  so treated or that they might not be so treated in the future.

     2.5. The Trust currently does not intend to make any payments to finance distribution expenses pursuant to Rule 12b-1 under the 1940 Act or otherwise,

although  it may make such payments in the future consistent with  applicable law.  To the extent that it decides to finance distribution expenses pursuant to  Rule 12b-1, the Trust undertakes to have its Trustees, a majority of whom are not interested persons of the Trust, formulate and approve any plan under

Rule 12b-1 to finance distribution expenses.

      2.6. The Trust makes no representation as to whether any aspect of  its operations  (including, but not limited to, fees and expenses and  investment policies)  complies  with the insurance laws or regulations  of  the  various states  except  that the Trust represents that it is currently in  compliance and  shall  at  all times remain in compliance with the applicable  insurance laws  of  the domiciliary states of the Participating Insurance Companies  to the  extent  that the Participating Insurance Company advises the  Trust,  in writing, of such laws or any changes in such laws.

     2.7. The Underwriter represents and warrants that it is a member in good

standing of the NASD and is registered as a broker-dealer with the SEC.   The

Underwriter  further represents that it will sell and distribute the  Trust's shares  in accordance with the laws of the Commonwealth of Massachusetts  and

all   applicable  state  and  Federal  securities  laws,  including   without

limitation the 1933 Act, the 1934 Act, and the 1940 Act.

      2.8.  The  Trust represents that it is lawfully organized  and  validly existing under the laws of the Commonwealth of Massachusetts and that it does and will comply in all material aspects with the 1940 Act.

      2.9. The Trust represents and warrants that it shall retain the Adviser so  long  as  it  remains  duly registered as an investment  adviser  in  all material  aspects under all applicable Federal and state securities laws  and performs its obligations for the Trust in compliance in all material respects with  the  applicable  laws  of the Commonwealth  of  Massachusetts  and  any applicable state and Federal securities laws.

      2.10.       The Trust represents and warrants that all of its trustees,

officers,  employees,  investment advisers,  and  other  individuals/entities having  access to securities or funds of the Trust are and shall continue  to be  at all times covered by a joint fidelity bond in an amount not less  than

$3,750,000  with  no  deductible amount.  The aforesaid  bond  shall  include coverage  for  larceny and embezzlement and shall be issued  by  a  reputable fidelity insurance company.

      2.11.  The  Company represents and warrants that all of its  directors,

officers,  employees,  investment advisers,  and  other  individuals/entities having  access to securities or funds of the Trust are and shall continue  to be  at  all times covered by a blanket fidelity bond or similar coverage  for the  benefit  of  the Trust, in an amount not less than $10,000,000  with  no deductible amount.  The aforesaid bond shall include coverage for larceny and embezzlement and shall be issued by a reputable fidelity insurance company.

      2.12. The Company represents and warrants that it will not, without the prior written consent of the Underwriter, purchase Trust shares with Separate

Account  assets  derived  from  the sale of Variable  Insurance  Products  to individuals  or  entities  which qualify under current  or  future  state  or

Federal law for any type of tax advantage (whether by a reduction or deferral of,  deduction  or  exemption from, or credit against income  or  otherwise).

Examples  of such types of tax-advantaged programs under current law include:

any  tax-advantaged retirement program, whether maintained by an  individual,

employer,  employee association or otherwise (including, without  limitation,

retirement  programs  which qualify under Sections  401(a),  401(k),  403(a),

403(b), 408 and 457 of the Code), and any retirement programs maintained  for employees of the Government of the United States or by the government of  any state  or  political subdivision thereof, or by any agency or instrumentality of any of the foregoing.

      2.13.     The Company represents and warrants that it will not transfer or otherwise convey shares of the Trust, without the prior written consent of the Underwriter.

ARTICLE III.  Prospectus and Proxy Statements; Voting

      3.1.  The Underwriter shall provide the Company with as many copies  of the  Trust's  current prospectus, excluding the S.A.I., as  the  Company  may reasonably  request in connection with delivery of the prospectus,  excluding the  S.A.I.,  to  shareholders, owners or participants of Variable  Insurance

Products  or  Contracts  ("Owners") and  purchasers  of  the  Contracts.   If

requested  by  the  Company  in lieu thereof, the Trust  shall  provide  such documentation (including a current copy of the new prospectus, excluding  the

S.A.I.,  as  set in type at the Trust's expense) and other assistance  as  is reasonably  necessary  in  order for the Company  once  each  year  (or  more frequently if the prospectus for the Trust is amended) to have the prospectus for  the  Contracts and the Trust's prospectus, excluding the S.A.I., printed together in one document (such printing to be at the Company's expense).

     3.2. The Trust's prospectus shall state that the S.A.I. for the Trust is available from the Underwriter and the Trust, at its expense, shall print and provide  such  S.A.I.  free of charge to the Company  and  to  any  Owner  or prospective purchaser who requests the S.A.I.

     3.3. The Trust, at its expense, shall provide the Company with copies of its  proxy  material,  reports to shareholders and  other  communications  to shareholders  in  such quantity as the Company shall reasonably  require  for distribution to Owners.

      3.4. If and to the extent required by law the Trust and, so long as and to  the  extent that the SEC continues to interpret the 1940 Act  to  require pass-through voting privileges for Owners, the Company shall:

                    (i)  solicit voting instructions from Owners;

                      (ii)   vote   the  Trust  shares  in  accordance   with

               instructions received from Owners; and

                     (iii)      vote  Trust shares for which no  instructions

               have  been received in the same proportion as Trust shares  of such Series for which instructions have been received.

The  Company  reserves the right to vote Trust shares held in any  segregated

asset   account  in  its  own  right,  to  the  extent  permitted   by   law.

Participating Insurance Companies shall be responsible for assuring that each of  their  Separate  Accounts participating in the  Trust  calculates  voting privileges  in  a  manner consistent with the standards  to  be  provided  in writing to the Participating Insurance Companies.

      3.5.  The  Trust  shall  comply with all provisions  of  the  1940  Act requiring voting by shareholders.  The Trust reserves the right to  take  all actions,  including but not limited to the dissolution, merger, and  sale  of all  assets of the Trust upon the sole authorization of its Trustees, to  the extent  permitted  by the laws of the Commonwealth of Massachusetts  and  the

1940 Act.

ARTICLE IV.  Sales Material and Information

      4.1. The Company shall furnish, or shall cause to be furnished, to  the

Underwriter, or the Trust or its designee, each piece of sales literature  or other  promotional  material  in  which the  Trust  or  the  Adviser  or  the

Underwriter is named, at least fifteen (15) days prior to its use.   No  such

material  shall be used if the Underwriter, or Trust or its designee,  object to such use within fifteen (15) days after receipt of such material.

       4.2.  The  Company  shall  not  give  any  information  or  make   any

representations or statements on behalf of the Trust or concerning the  Trust or  the  Underwirter in connection with the sale of the Contracts other  than the information or representations contained in the registration statement or

Prospectus  for  the  Trust  shares,  as  such  registration  statement   and

Prospectus may be amended or supplemented from time to time, or in reports or proxy  statements for the Trust, or in sales literature or other  promotional material approved by the Trust or its designee or by the Underwriter,  except with  the  permission  of the Trust or the Underwriter  or  the  designee  of either.

      4.3.  The  Trust or its designee shall furnish, or shall  cause  to  be furnished, to the Company or its designees, each piece of sales literature or

other   promotional  material  in  which  the  Company  and/or  its  Separate

Account(s),  is named at least fifteen (15) days prior to its use.   No  such

material  shall  be used if the Company or its designee object  to  such  use within fifteen (15) days after receipt of such material.

      4.4.  The  Trust and the Underwriter shall not give any information  or make any representations or statements on behalf of the Company or concerning

the   Company,  any  Separate  Account,  or  the  Contracts  other  than  the information  or  representations contained in  a  registration  statement  or prospectus  for such Contracts, as such registration statement and prospectus may be amended or supplemented from time to time, or in published reports for such  Separate  Account which are in the public domain  or  approved  by  the

Company  for  distribution  to  Owners,  or  in  sales  literature  or  other promotional material approved by the Company or its designee, except with the permission of the Company.

     4.5. The Trust will provide to the Company at least one complete copy of

all   registration   statements,  prospectuses,   S.A.I.s,   reports,   proxy

statements,  sales  literature and other promotional materials,  applications for  exemption, requests for no-action letters, and all amendments to any  of the above, that relate to the Trust or its shares, contemporaneously with the filing of such document with the SEC or other regulatory authorities.

      4.6. The Company shall provide to the Trust at least one complete  copy of all registration statements, prospectuses, S.A.I.s, reports, solicitations for  voting  instructions, sales literature and other promotional  materials,

applications  for  exemption,  requests  for  no-action  letters,   and   all

amendments to any of the above, that relate to the Contracts or any  Separate

Account, contemporaneously with the filing of such document with the SEC.

      4.7. For purposes of this Article IV., the phrase "sales literature  or other  promotional material" includes, but is not limited to,  advertisements

(such  as  material published, or designed for use in, a newspaper, magazine,

or   other  periodical,  radio,  television,  telephone  or  tape  recording,

videotape  display,  signs or billboards, motion pictures,  or  other  public media), sales literature (i.e., any written communication distributed or made

generally   available  to  customers  or  the  public,  including  brochures,

circulars,  research  reports, market letters, form letters,  seminar  texts,

reprints  or  excerpts  of  any  other advertisement,  sales  literature,  or published article), educational or training materials or other communications distributed  or made generally available to some or all agents or  employees,

and  registration statements, prospectuses, S.A.I.s, shareholder reports, and proxy materials.

ARTICLE V.  Fees and Expenses

     5.1. The Trust and Underwriter shall pay no fee or other compensation to the  Company  under this Agreement, except that if the Trust  or  any  Series adopts  and  implements a plan pursuant to Rule 12b-1 to finance distribution expenses,  then the Underwriter may make payments to the Company  or  to  the

Underwriter for the Variable Insurance Products if and in amounts  agreed  to by the Underwriter in writing and such payments shall be made out of existing

fees  payable  to  the Underwriter by the Trust for this  purpose.   No  such

payments  shall  be  made  directly by the Trust.  Currently,  no  such  plan pursuant to Rule 12b-1 or payments are contemplated.

      5.2.  All  expenses  incident to performance by the  Trust  under  this

Agreement shall be paid by the Trust.  The Trust shall see to it that all its shares  are  registered  and  authorized  for  issuance  in  accordance  with applicable Federal law and if and to the extent deemed advisable by the Trust or  the Underwriter, in accordance with applicable state laws prior to  their sale.  The Trust shall bear the expenses of registration and qualification of the  Trust's  shares,  preparation and filing of the Trust's  prospectus  and registration  statement, proxy materials and reports, setting the  prospectus in  type,  setting in type and printing the proxy materials  and  reports  to shareholders  (including the costs of printing a prospectus that  constitutes an  annual report), the preparation of all statements and notices required by any  Federal or state law, and all taxes on the issuance or transfer  of  the

Trust's shares.

      5.3.  The  Company shall bear the expenses of distributing the  Trust's proxy materials and reports to Owners.

ARTICLE VI.  Diversification

      6.1.  The  Trust  shall  at all times invest money  from  the  Variable

Insurance  Products  in  such a manner as to ensure  that,  insofar  as  such investment  is  required for such treatment, the Variable Insurance  Products will  be  treated  as variable contracts under the Code and  the  regulations issued  thereunder.  Without limiting the scope of the foregoing,  the  Trust will  at  all  times  comply with Section 817(h) of the Code  and  Regulation

Section  1.817-5  relating to the diversification requirements  for  variable annuity,  endowment, or life insurance contracts and any amendments or  other modifications to such Section or Regulations.

ARTICLE VII.  Potential Conflicts

      7.1.  The  Trustees  will monitor the Trust for the  existence  of  any material  irreconcilable  conflict between the interests  of  the  Owners  of separate  accounts  of  Participating Insurance Companies  investing  in  the

Trust.   A  material  irreconcilable conflict may  arise  for  a  variety  of

reasons,  including:   (a)  an  action  by  any  state  insurance  regulatory

authority;  (b)  a change in applicable Federal or state insurance,  tax,  or securities laws or regulations, or a public ruling, private letter ruling, no-

action  or interpretive letter, or any similar action by insurance,  tax,  or securities regulatory authorities; (c) an administrative or judicial decision in  any  relevant proceeding; (d) the manner in which the investments of  any

Series  are being managed; (e) a difference in voting instructions  given  by variable annuity contract and variable life insurance policy owners; or (f) a

decision  by an insurer to disregard the voting instructions of Owners.   The

Trustees  shall promptly inform the Company if it determines that a  material irreconcilable conflict exists and the implications thereof.

      7.2. The Trustees shall require the Adviser to report any potential  or existing  conflicts  (including the occurrence  of  any  event  specified  in paragraph 7.1. which may give rise to such a conflict) of which it  is  aware to the Trustees.

      7.3.  The  Company  shall report any potential  or  existing  conflicts

(including the occurrence of any event specified in paragraph 7.1. which  may

give  rise to such a conflict) of which they are aware to the Trustees.   The

Company  shall  assist  the Trustees in carrying out  their  responsibilities under the Shared Funding Exemptive Order, by providing the Trustees with  all information  reasonably  necessary for the Trustees to  consider  any  issues

raised.   This includes, but is not limited to, an obligation by the  Company to inform the Trustees whenever Owner voting instructions are disregarded.

     7.4. If it is determined by a majority of the Trustees, or a majority of its  disinterested Trustees, that a material irreconcilable conflict  exists,

the  Company  and  other Participating Insurance Companies  shall,  at  their expense and to the extent reasonably practicable (as determined by a majority of  the  disinterested Trustees), take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, up to and including:  (1),

withdrawing  the assets allocable to some or all of the separate accounts  of

Participating  Insurance  Companies  from  the  Trust  or  any   Series   and

reinvesting such assets in a different investment medium, including (but  not limited  to) another Series of the Trust, or submitting the question  whether such  segregation should be implemented to a vote of all affected Owners and,

as appropriate, segregating the assets of any particular group (i.e., annuity contract owners, life insurance contract owners, or variable contract  owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected Owners the option of making  such  a change;  (2) establishing a new registered management investment  company  or managed separate account; and (3) obtaining SEC approval of any such remedial action.

      7.5. If a material irreconcilable conflict arises because of a decision by  the  Company  to  disregard Owner voting instructions and  that  decision represents a minority position or would preclude a majority vote, the Company shall be required, at the Trust's election, to withdraw the affected Separate

Account's  investment  in the Trust and terminate this  Agreement;  provided,

however  that such withdrawal and termination shall be limited to the  extent required by the foregoing material irreconcilable conflict as determined by a majority  of the disinterested Trustees.  Any such withdrawal and termination must  take  place within six (6) months after the Trust gives written  notice that  this provision is being implemented, and until the end of that six  (6)

month period the Underwriter and Trust shall continue to accept and implement orders by the Company for the purchase and redemption of shares of the Trust.

      7.6.  If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to the Company conflicts with the  majority of other state regulators, then the Company shall withdraw  the affected  Separate  Account's  investment in the  Trust  and  terminate  this

Agreement  within  six (6) months after the Trustees inform  the  Company  in writing  that they have determined that such decision has created a  material

irreconcilable   conflict;  provided,  however,  that  such  withdrawal   and

termination shall be limited to the extent required by the foregoing material irreconcilable  conflict  as determined by a majority  of  the  disinterested

Trustees.   Until  the  end  of  the foregoing  six  (6)  month  period,  the

Underwriter  and the Trust shall continue to accept and implement  orders  by one or both of the Companies for the purchase and redemption of shares of the

Trust.

      7.7.  For  purposes of Sections 7.4. through 7.7. of this Agreement,  a majority  of the disinterested Trustees shall determine whether any  proposed action  adequately remedies any material irreconcilable conflict, but  in  no event  will the Trust be required to establish a new funding medium  for  the

Contracts.  The  Company  shall not be required to establish  a  new  funding medium for the Contracts if an offer to do so has been declined by vote of  a

majority   of   Owners  materially  adversely  affected   by   the   material

irreconcilable conflict.  In the event that the Trustees determine  that  any proposed  action  does  not  adequately remedy  any  material  irreconcilable conflict,  then  the  Company shall withdraw the affected Separate  Account's investment  in the Trust and terminate this Agreement within six  (6)  months

after   the   Trustees  inform  the  Company  in  writing  of  the  foregoing determination, provided, however, that such withdrawal and termination  shall be  limited  to  the  extent  required by any  such  material  irreconcilable conflict as determined by a majority of the disinterested Trustees.

      7.8.  All reports received by the Trustees of any potential or existing conflicts,  determining the existence of a conflict, notifying  Participating

Insurance Companies of a conflict, and dtermining whether any proposed action adequately  remedies a conflict shall be properly recorded in the minutes  of the  Trustee's  meeting or other appropriate records, and  such  minutes  and other records shall be made available to the SEC upon request.

      7.9.  If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended,

or  Rule  6e-3 is adopted, to provide exemptive relief from any provision  of the  1940  Act or the rules promulgated thereunder with respect to  mixed  or shared  funding (as defined in the Shared Funding Exemptive Order)  or  terms and  conditions  materially  different from those  contained  in  the  Shared

Funding  Exemptive  Order,  then  (a)  the  Trust  and/or  the  Participating

Insurance  Companies,  as  appropriate, shall  take  such  steps  as  may  be necessary  to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule  6e-3,

as  adopted, to the extent such rules are applicable; and (b) Sections  3.4.,

3.5.,  7.1.,  7.2., 7.3., 7.4., 7.5., 7.6. and 7.8. of this  Agreement  shall continue in effect only to the extent that terms and conditions substantially identical  to  such Sections are contained in such Rule(s) as so  amended  or adopted.

ARTICLE VIII.  Indemnification

     8.1. Indemnification By the Company

           8.1.(a).  The Company shall indemnify and hold harmless the  Trust and  each  of its Trustees and Officers and each person, if any, who controls the Trust within the meaning of Section 15 of the 1933 Act (collectively, the

"Indemnified Parties" for purposes of this Section 8.1.) against any and  all losses,  claims, damages, liabilities (including amounts paid  in  settlement with  the written consent of the Company) or litigation (including legal  and other  expenses), to which the Indemnified Parties may become  subject  under any  statute, regulation, at common law or otherwise, insofar as such losses,

claims,  damages,  liabilities or litigation  are  related  to  the  sale  or acquisition of the Trust's shares by the Company or the Contracts and:

                    (i)  arise out of or are based upon any untrue statements

               or alleged untrue statements of any material fact contained in the registration statement or prospectus for the Contracts  or contained  in  the  Contracts  or  sales  literature  for  the

               Contracts  (or  any  amendment or supplement  to  any  of  the foregoing), or arise out of or are based upon the omission  or the alleged omission to state therein a material fact required to  be  stated  therein or necessary to  make  the  statements therein  not  misleading,  provided  that  this  Agreement  to indemnify shall not apply as to any Indemnified Party if  such statement  or omission or such alleged statement  or  omission was  made  in reliance upon and in conformity with information furnished  in  writing to the Company by or on behalf  of  the

               Trust for use in the registration statement or prospectus  for the  Contracts or in the Contracts or sales literature (or any amendment  or supplement to any ot the foregoing) or otherwise for  use in connection with the sale of the Contracts or Trust shares; or

                     (ii)  arise  out  of  or are based  upon  statements  or

               representations  (other  than  statements  or  representations contained in the registration statement, Prospectus  or  sales literature  of  the  Trust not supplied  by  the  Company,  or persons  under its control) or wrongful conduct of the Company or  persons  under its control, with respect to  the  sale  or distribution of the Contracts or Trust shares; or

                     (iii)      arise out of any untrue statement or  alleged

               untrue   statement  of  a  material  fact   contained   in   a

               registration statement, Prospectus, or sales literature of the

               Trust  or any amendment thereof or supplement thereto  or  the omission or alleged omission to state therein a material  fact required  to  be  stated  therein or  necessary  to  make  the statements  therein  not misleading if  such  a  statement  or omission  was  made in reliance upon information furnished  in writing to the Trust by or on behalf of the Company; or

                     (iv)  arise  out of or result from any  failure  by  the

               Company  to  provide  the services and furnish  the  materials contemplated by this Agreement; or

                     (v)  arise out of or result from any material breach  of

               any representation and/or warranty made by the Company in this

               Agreement  or  arise out of or result from any other  material breach of this Agreement by the Company.

            8.1.(b).    The   Company  shall  not  be   liable   under   this

indemnification  provision  with  respect to  any  losses,  claims,  damages,

liabilities  or litigation to which an Indemnified Party would  otherwise  be subject by reason of such Indemnified Party's willful misfeasance, bad faith,

or  negligence in the performance of such Indemnified Party's  duties  or  by reason  of  such  Indemnified Party's reckless disregard  of  obligations  or duties under this Agreement or to the Trust, whichever is applicable.

            8.1.(c).    The   Company  shall  not  be   liable   under   this

indemnification  provision  with  respect  to  any  claim  made  against   an

Indemnified  Party  unless such Indemnified Party  shall  have  notified  the

Company in writing within a reasonable time after the summons or other  first legal  process giving information of the nature of the claim shall have  been served  upon  such Indemnified Party (or after such Indemnified  Party  shall have received notice of such service on any designated agent), but failure to notify  the Company of any such claim shall not relieve the Company from  any liability which it may have to the Indemnified Party against whom such action

is  brought otherwise than on account of this indemnification provision.   In

case  any  such action is brought against an Indemnified Party,  the  Company shall be entitled to participate, at its own expense, in the defense of  such

action.   The  Company also shall be entitled to assume the defense  thereof,

with  counsel  satisfactory to the party named in the action.   After  notice

from  the  Company  to  such party of the Company's election  to  assume  the defense  thereof, the Indemnified Party shall bear the fees and  expenses  of any additional counsel retained by it, and the Company shall not be liable to such  party under this Agreement for any legal or other expenses subsequently incurred  by such party independently in connection with the defense  thereof other than reasonable costs of investigation.

           8.1.(d).  The Indemnified Parties will promptly notify the Company of  the  commencement  of  any  litigation or  proceedings  against  them  in connection  with the issuance or sale of the Trust's shares or the  Contracts or the operation of the Trust.

     8.2. Indemnification By the Trust

           8.2.(a).  The Trust will indemnify and hold harmless the  Company,

and  each of its directors and officers and each person, if any, who controls the  Company  within the meaning of Section 15 of the 1933 Act (collectively,

the  "Indemnified Parties" for purposes of this Section 8.2.) against any and

all   losses,  claims,  damages,  liabilities  (including  amounts  paid   in

settlement  with  the written consent of the Trust) or litigation  (including legal and other expenses) to which the Indemnified Parties may become subject under  any  statute, regulation at common law or otherwise, insofar  as  such losses,  claims, damages, liabilities or litigation result from  the  willful misfeasance,  bad  faith or gross negligence of the Trustees  or  any  member thereof, are related to the operations of the Trust and:

                     (i)   arise as a result of any failure by the  Trust  to

               provide the services and furnish the materials under the terms of  this  Agreement (including a failure to  comply  with  the diversification requirements specified in Article VI. of  this

               Agreement); or

                     (ii) arise out of or result from any material breach  of

               any  representation and/or warranty made by the Trust in  this

               Agreement  or  arise out of or result from any other  material breach of this Agreement by the Trust.

           8.2.(b).  The Trust shall not be liable under this indemnification provision  with  respect  to  any  losses, claims,  damages,  liabilities  or litigation to which an Indemnified Party would otherwise by subject by reason of  such  Indemnified  Party's  willful  misfeasance,  bad  faith,  or  gross negligence in the performance of such Indemnified Party's duties or by reason of  such  Indemnified  Party's reckless disregard of obligations  and  duties under  this Agreement or to the Company, the Trust, the Underwriter  or  each

Separate Account, whichever is applicable.

           8.2.(c).  The Trust shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party  unless such  Indemnified  Party shall have notified the Trust in  writing  within  a reasonable  time  after  the  summons or other  first  legal  process  giving information  of  the  nature  of  the  claim  shall  have  served  upon  such

Indemnified Party (or after such Indemnified party shall have received notice of  such service on any designated agent), but failure to notify the Trust of any  such claim shall not relieve the Trust from any liability which  it  may have  to  the Indemnified Party against whom such action is brought otherwise than  on account of this indemnification provision.  In case any such  action is  brought  against the Indemnified Parties, the Trust shall be entitled  to

participate,  at  its own expense, in the defense thereof.   The  Trust  also

shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action.  After notice from the Trust to such party  of the  Trust's  election to assume the defense thereof, the  Indemnified  Party shall  bear the fees and expenses of any additional counsel retained  by  it,

and  the  Trustees will not be liable to such party under this Agreement  for any legal or other expenses subsequently incurred by such party independently in  connection  with  the  defense thereof other  than  reasonable  cases  of investigations.

           8.2.(d).   The Company and the Underwriter each agree promptly  to

notify the Trust of the commencement of any litigation or proceedings against it  or  any  of its respective officers or directors in connection with  this

Agreement,  the  issuance  or  sale of the Contracts,  with  respect  to  the operation  of any Separate Account, or the sale or acquisition of  shares  of the Trust.

ARTICLE IX.  Applicable Law

      9.1.  This  Agreement  shall be construed  and  the  provisions  hereof interpreted  under  and in accordance with the laws of  the  Commonwealth  of

Massachusetts; provided, however, that if such laws or any of the  provisions of  this  Agreement conflict with applicable provisions of the 1940 Act,  the latter shall control.

     9.2.      This Agreement shall be subject to the provisions of the 1933,

1934,  and  1940 Acts, and the rules and regulations and rulings  thereunder,

including such exemptions from those statutes, rules and regulations  as  the

SEC  may  grant (including, but not limited to, the Shared Funding  Exemptive

Order)  and the terms hereof shall be interpreted and construed in accordance therewith.

ARTICLE X.  Termination

     10.1.     This Agreement shall terminate:

           (a)   at the option of any party upon one (1) year advance written notice to the other parties; provided, however such notice shall not be given earlier than one (1) year following the date of this Agreement; or

           (b)   at  the option of the Company to the extent that  shares  of

Series are not reasonably available to meet the requirements of the Contracts as  determined by the Company, provided however, that such termination  shall apply  only  to  the Series not reasonably available.  Prompt notice  of  the election to terminate for such cause shall be furnished by the Company; or

           (c)   at  the  option  of  the Trust  in  the  event  that  formal

administrative  proceedings  are  instituted  against  the  Company  or   the

Underwriter  by  the  NASD,  the  SEC,  the  domiciliary  state's   insurance

commissioner  or  any  other regulatory body regarding the  Company's  duties under this Agreement or related to the sale of the Contracts, with respect to the  operation  of a Separate Account, or the purchase of the  Trust  shares;

provided,  however, that the Trust determines in its sole judgement exercised in  good faith, that any such administrative proceedings will have a material adverse  effect  upon the ability of the Company to perform  its  obligations under  this  Agreement or of the Undewriter to perform its obligations  under its underwriting agreement with the Trust; or

           (d)   at  the  option  of  the Company in the  event  that  formal administrative proceedings are instituted against the Trust or the Adviser by the  NASD,  the SEC, or any state securities or insurance department  or  any other regulatory body; provided, however, that the Company determines in  its sole  judgement  exercised  in  good  faith,  that  any  such  administrative proceedings will have a material adverse effect upon the ability of the Trust to perform its obligations under this Agreement; or

           (e)   with respect to a Separate Account, upon requisite authority to  substitute  the shares of another investment company for  shares  of  the corresponding  Series  of  the Trust in accordance  with  the  terms  of  the

Contracts  for which those Series' shares had been selected to serve  as  the underlying investment media.  The Company shall give thirty (30) days'  prior written notice to the Trust of the date of any proposed action to replace the

Trust's shares; or

           (f)  at the option of the Company, in the event any of the Trust's shares  are  not  registered,  issued or sold in accordance  with  applicable

Federal and any state law or such law precludes the use of such shares as the underlying  investment media of the Contracts issued or to be issued  by  the

Company; or

           (g)   at the option of the Company, if the Trust ceases to qualify as a Regulated Investment Company under Subchapter M of the Code or under any successor  or  similar provision, or if the Company reasonably believes  that the Trust may fail to so qualify; or

           (h)  at the option of the Company, if the Trust fails to meet  the diversification requirements specified in Article VI. hereof; or

           (i)  at the option of either the Trust or the Underwriter, if  the

Trust  or  the  Underwriter, respectively, shall  determine,  in  their  sole judgement reasonably exercised in good faith, that the Company has suffered a material  adverse  change in its business or financial condition  or  is  the subject  of  material adverse publicity and such material  adverse  publicity will  have  a  material adverse impact upon the business  and  operations  of either the Trust or the Underwriter; provided, however, that the Trust or the

Underwriter shall notify the Company in writing of such determination and its intent to terminate this Agreement, and after considering the action taken by the  Company and any other changes in circumstances since the giving of  such notice, such determination of the Trust or the Underwriter shall continue  to apply  on the sixtieth (60th) day following the giving of such notice,  which sixtieth (60th) day shall be the effective date of termination; or

           (j)  at the option of the Company, if the Company shall determine,

in  its  sole  judgment reasonably exercised in good faith, that  either  the

Trust  or  the  Underwriter has suffered a material  adverse  change  in  its business  or  financial  condition  or is the  subject  of  material  adverse

publicity   and such material adverse publicity will have a material  adverse impact  upon  the business and operations of the Company; provided,  however,

that  the  Company shall notify the Trust and the Underwriter in  writing  of such  determination  and  its intent to terminate the  Agreement,  and  after considering  the  actions taken by the Trust and/or the Underwriter  and  any other  changes  in  circumstances  since the  giving  of  such  notice,  such determination  shall continue to apply on the sixtieth (60th)  day  following the  giving of such notice, which sixtieth (60th) day shall be the  effective date of termination; or

           (k)  at the option of either the Trust or the Underwriter, if  the

Company  gives the Trust and the Underwriter the written notice specified  in

Section 10.3.(a). hereof and at the time such notice was given there  was  no

notice  of  termination  outstanding  under  any  other  provision  of   this

Agreement;  provided,  however any termination under this  Section  10.1.(k).

shall  be  effective  forty-five  (45) days after  the  notice  specified  in

10.3.(a). was given.

     10.2.     It is understood and agreed that the right of any party hereto to  terminate  this Agreement pursuant to Section 10.1.(a). may be  exercised for any reason or for no reason.

     10.3.     Notice Requirement.  No termination of this Agreement shall be effective  unless and until the party terminating this Agreement gives  prior written  notice  to  all other parties to this Agreement  of  its  intent  to terminate  which  notice  shall set forth the  basis  for  such  termination.

Furthermore,

          (a)  In the event that any termination is based upon the provisions of  Article VII., or the provision of Section 10.1.(a)., 10.1.(i)., 10.1.(j).

or  10.1.(k). of this Agreement, such prior written notice shall be given  in advance  of the effective date of termination as required by such provisions;

and

          (b)  In the event that any termination is based upon the provisions of  Section  10.1.(c).  or 10.1.(d). of this Agreement,  such  prior  written notice shall be given at least ninety (90) days before the effective date  of termination.

      10.4.       Effect of Termination.  Notwithstanding any termination  of this  Agreement, the Trust and the Underwriter shall, at the  option  of  the

Company,  continue to make available additional shares of the Trust  pursuant to the terms and conditions of this Agreement, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred  to as  "Existing Contracts").  Specifically, without limitation, the  Owners  of the  Existing Contracts shall be permitted to reallocate investments  in  the

Trust,  redeem investments in the Trust and/or invest in the Trust  upon  the

making  of  additional purchase payments under the Existing  Contracts.   The

parties  agree  that this Section 10.4. shall not apply to  any  terminations under Article VII. and the effect of such Article VII. terminations shall  be governed by Article VII. of this Agreement.

     10.5.      The Company shall not redeem Trust shares attributable to the

Contracts  (as  opposed to Trust shares attributable to the Company's  assets held  in  a  Separate  Account) except (i) as necessary  to  implement  Owner initiated transactions, or (ii) as required by state and/or Federal  laws  or regulations  or  judicial  or other legal precedent  of  general  application

(hereinafter referred to as a "Legally Required Redemption").  Upon  request,

the Company will promptly furnish to the Trust and the Underwriter an opinion of counsel for the Company (which counsel shall be reasonably satisfactory to the Trust and the Underwriter) to the effect that any redemption pursuant  to clause  (ii) above is a Legally Required Redemption.  Furthermore, except  in cases where permitted under the terms of the Contracts, the Company shall not prevent  Owners  from  allocating payments to a  Series  that  was  otherwise available  under  the  Contracts without first  giving  the  Trustee  or  the

Underwriter ninety (90) days notice of their intention to do so.

ARTICLE XI.  Notices

      Any  notice  shall  be sufficiently given when sent  by  registered  or certified  mail  to the other party at the address of such  party  set  forth below or at such other address as such party may from time to time specify in writing to the other party.

     If to the Trust:

          Federal Reserve Plaza
          600 Atlantic Avenue
          Boston, Massachusetts  02210
          Attention:  Secretary

     If to the Company:

          Liberty Life Assurance Company of Boston
          175 Berkeley Street
          Boston, MA  02117
          Attention:  President

     If to the Underwriter:

          125 High Street
          Boston, Massachusetts  02110
          Attention:  Secretary

ARTICLE XII.  Miscellaneous

      12.1.       All  persons  dealing with Trust must look  solely  to  the property  of  the Trust for the enforcement of any claims against  the  Trust hereunder  and  otherwise  understand that neither  the  Trustees,  officers,

agents  or  shareholders  of the Trust have any personal  liability  for  any obligations entered into by or on behalf of the Trust.

      12.2.       Subject to the requirements of legal process and regulatory authority,  each  Party  hereto shall treat as  confidential  the  names  and addresses  of  the  Owners  and  all  information  reasonably  identified  as confidential in writing be any other party hereto and, except as permitted by this  Agreement, shall not disclose, disseminate or utilize  such  names  and addresses and other confidential information until such time as it  may  come into  the  public domain without the express written consent of the  affected party.

      12.3.       The captions in this Agreement are included for convenience of  reference  only and in no way define or delineate any of  the  provisions hereof or otherwise affect their construction or effect.

      12.4.      This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the  same instrument.

      12.5.       If  any provision of this Agreement shall be held  or  made invalid by a court decision, statute, rule or otherwise, the remainder of the

Agreement shall not be effected thereby.

      12.6.      Each party hereto shall cooperate with each other party  and all  appropriate governmental authorities (including without  limitation  the

SEC,  the  NASD  and  state  insurance  regulators)  and  shall  permit  such authorities reasonable access to its books and records in connection with any investigation  or  inquiry  relating to this Agreement  or  the  transactions contemplated hereby.

      12.7.       The Trust agrees that to the extent any advisory  or  other fees received by the Trust, the Underwriter, the Administrator or the Adviser

are  determined  to  be  unlawful  in  appropriate  legal  or  administrative proceedings, the Trust shall indemnify and reimburse the Company for any  out of pocket expenses and actual damages the Company has incurred as a result of any  such  proceeding;  provided, however,  that  the  provision  of  Section

8.2.(b).  and  8.2.(c). of this Agreement shall apply to such indemnification

and   reimbursement  obligation.   Such  indemnification  and   reimbursement

obligation   shall   be   in  addition  to  any  other  indemnification   and

reimbursement obligations of the Trust under this Agreement.

      12.8.       The  rights,  remedies and obligations  contained  in  this

Agreement are cumulative and are in addition to any and all rights,  remedies and obligation, at law or in equity, which the parties hereto are entitled to under state and federal laws.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative  and its seal to be hereunder affixed hereto as  of  the  date specified below.


                         LIBERTY LIFE ASSURANCE
                         COMPANY OF BOSTON
                         By its authorized officer,

                         By:   /s/Stuart L. Lerner

                         Title:  President

                         Date:   May 14, 1992


                         STEINROE VARIABLE INVESTMENT TRUST
                         By its authorized officer,

                         By:   /s/Ernest E. Dunbar

                         Title:  Treasurer

                         Date:   May 26, 1992


                         KEYPORT FINANCIAL SERVICES CORP.
                         By its authorized officer,

                         By:   /s/Robert R. Baird

                         Title:  President

                         Date:   May 15, 1992



                         Schedule A




               [List Policies and Contracts]

                                                       EXHIBIT (9)

                                             June 27, 1997





Edmund F. Kelly, President
Liberty Life Assurance Company
175 Berkeley Street
Boston, MA  02117

RE:  OPINION OF COUNSEL - VARIABLE ACCOUNT - J

Dear Mr. Kelly:

You have requested my opinion concerning the legality of the variable annuity contracts being registered with the Securities and Exchange Commission by Pre-Effective Amendment No. 1.

I have made such examination of the law and have examined such records and documents as in my judgment was necessary or appropriate to enable me to render the opinion expressed below.

I am of the opinion that the contracts will be legally issued and will represent binding obligations of the depositor (Liberty Life Assurance Company of Boston).

You may use this opinion letter, or a copy thereof, as an exhibit to the Registration Statement.


                                             Sincerely,

                                             /s/Lee W. Rabkin

                                             Lee W. Rabkin, Esq.

                                                         Exhibit 10

                        CONSENT OF INDEPENDENT AUDITORS







   We consent to the reference to our firm under the caption "Experts" in the Statement of Additional Information and to the use of our report dated February 28, 1997, with respect to the financial statements of Liberty Life Assurance Company of Boston, included in this Pre-Effective Amendment No. 1 to the Registration Statement (Form N-4, Nos. 333-29811; 811-08269).














Boston, Massachusetts                        /s/Ernst & Young LLP
June 27, 1997

              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





The Board of Directors
Liberty Life Assurance Company:






We consent to the use of our report dated February 16, 1996 and to the reference to our firm under the heading "Experts" in the Statement of Additional Information.







/s/KPMG Peat Marwick LLP
KPMG Peat Marwick LLP
Boston, Massachusetts
June 27, 1997

                                                           EXHIBIT(27)